       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1997


                                                      REGISTRATION NO. 333-19973
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                         ----------------------------

                                AMENDMENT NO. 4

                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                         ----------------------------

                      VALLEY NATIONAL GASES INCORPORATED

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      PENNSYLVANIA                 5169                        23-2888240
     (STATE OR OTHER         (PRIMARY STANDARD              (I.R.S. EMPLOYER
     JURISDICTION OF            INDUSTRIAL               IDENTIFICATION NUMBER)
    INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)               NUMBER)

         67 43RD STREET, WHEELING, WEST VIRGINIA 26003 (304) 232-1541

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         ----------------------------

                               LAWRENCE E. BANDI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                67 43RD STREET
                         WHEELING, WEST VIRGINIA 26003
                                (304) 232-1541

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                         ----------------------------

                       COPIES OF ALL CORRESPONDENCE TO:

          LARRY D. IRICK, ESQ.                      JOHN R. SHORT, ESQ.
             BRYAN CAVE LLP           PEPER, MARTIN, JENSEN, MAICHEL AND HETLAGE
      1200 MAIN STREET, SUITE 3500            720 OLIVE STREET, 24TH FLOOR
      KANSAS CITY, MISSOURI 64105            ST. LOUIS, MISSOURI 63101-2396
             (816) 374-3200                          (314) 421-3850

                         ----------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ----------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

********************************************************************************
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A       *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE *
*  SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR    *
*  MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT  *
*  BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR *
*  THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE    *
*  SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE  *
*  UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS   *
*  OF ANY SUCH STATE.                                                          *
********************************************************************************


                   SUBJECT TO COMPLETION, DATED APRIL 9, 1997

                               2,000,000 SHARES

                             [LOGO]   VALLEY(TM)
                           ----------------------------
                           NATIONAL GASSES INCORPORATED
                           ----------------------------
                                   COMMON STOCK

                                  --------------


   Of the 2,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of Valley National Gases Incorporated (the "Company") offered hereby (the "Offering"), 1,918,000 shares are being sold by the Company and 82,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

    Prior to the Offering, there has been no public market for the Company's Common Stock. It is currently anticipated that the initial public offering price will be $8.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has received approval for the trading of its Common Stock on the Nasdaq National Market under the symbol "VNGI" subject to official notice of issuance.

                              ------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN
MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
       ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
             TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================================================
                                                                            UNDERWRITING                             PROCEEDS TO
                                                                            DISCOUNTS AND        PROCEEDS TO           SELLING
                                                         PRICE TO PUBLIC   COMMISSIONS<F1>       COMPANY<F2>        SHAREHOLDERS
---------------------------------------------------------------------------------------------------------------------------------
  Per Share...........................................    $                 $                    $                   $
---------------------------------------------------------------------------------------------------------------------------------
  Total<F3>...........................................   $                 $                    $                   $
=================================================================================================================================

<F1> The Company and the Selling Shareholders have agreed to indemnify the
     Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
<F2> Before deducting offering expenses payable by the Company, estimated at
     $600,000.
<F3> The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
     Company will be $           , $          and $          , respectively.
     See "Underwriting."


                              ------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer or to reject any orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about
             , 1997.

A.G. EDWARDS & SONS, INC.                               OPPENHEIMER & CO., INC.

              The date of this Prospectus is              , 1997.

    [The map to be included in this space depicts the nine states in which the Company operates: Delaware, Kentucky, Maryland, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. The Company's locations in those states are named and identified by a dot.]
                                   [MAP]
    This discussion contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors."
CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY
    The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. All references in this Prospectus to a fiscal year refer to the fiscal year ending on June 30 of that year. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the over-allotment option granted to the Underwriters and (ii) assumes the Company implements a holding company structure prior to the completion of the Offering. See "The Reorganization." Unless the context otherwise indicates, references to the Company include Valley National Gases Incorporated and its wholly-owned subsidiaries.

                                  THE COMPANY

    The Company is a leading packager and distributor of industrial, medical and specialty gases, welding equipment and supplies, and propane in nine states in the mid-Atlantic and midwestern regions of the United States. The Company's net sales have grown, primarily as a result of acquisitions, at a compound annual rate of approximately 17% per year since the Company started business in 1958, increasing from $190,000 in that year to $64.6 million on a pro forma combined basis in fiscal 1996. In fiscal 1996, gases accounted for approximately 46% of net sales, welding equipment and supplies accounted for approximately 40% of net sales, and cylinder and tank rental accounted for approximately 14% of net sales.

    The Company's gas operations consist primarily of the packaging and mixing of industrial, medical and specialty gases, such as oxygen, nitrogen and argon, in pressurized cylinders and the transportation of these cylinders to customers from one of the Company's 40 distribution and retail locations. The Company also distributes propane to industrial and residential customers. Customers pay a rental fee for use of the Company's cylinders. The Company owns approximately 290,000 cylinders, which require minimal maintenance and have useful lives that the Company expects will extend on average for 50 years or longer. The Company selectively participates in the small bulk gas market through the delivery of gases in cryogenic transports and the storage of gases in cryogenic tanks and propane tanks, which are also rented to bulk gas customers. The Company owns approximately 7,000 bulk propane tanks and 250 bulk cryogenic tanks, which have useful lives generally less than those of cylinders. In connection with the distribution of gases, the Company sells welding equipment and supplies, including welding machines, wire, fluxes and electrodes and a wide variety of supporting equipment.

    Historically, the industrial gas distribution business had a base of customers engaged primarily in metal fabrication. In order to better serve these customers, industrial gas distributors have also traditionally sold welding equipment and supplies. As certain sectors of the economy have grown, such as the electronics and chemicals industries, and as new applications for gases have developed, the customer base of the industry has significantly broadened to include almost every major industry, including health care, electronics, chemicals, aerospace, beverages, environmental remediation, food processing, oil and gas and primary metals, as well as metal fabrication.

    The Company's principal business strategy is to aggressively pursue growth through the acquisition of other independent distributors and also through internally generated growth. Since the Company was founded, it has completed 38 acquisitions. Since January 1, 1996, the Company has acquired four independent distributors, including Weldco, Inc. ("Weldco") with annual sales of approximately $11 million in its most recent fiscal year and operations in Cincinnati and Dayton, Ohio, and Weber Gas & Welding Supply Co., Inc. ("Weber") with annual sales of approximately $5 million in its most recent fiscal year and operations in western Pennsylvania. The integration of Weldco and Weber into the Company's existing operations is currently in progress, with the benefits of integration expected to be realized in the next two to eight quarters. Management believes there will continue to be numerous attractive acquisition candidates available to the Company as a result of the consolidation trend in the industry and that the Company will be able to successfully integrate acquired operations into its base business, generating growth and operational synergies. Acquisitions will be financed primarily with borrowings under the Company's credit facility and seller financing. While highly focused on external growth, management believes that the Company's competitive strengths will allow it to increase sales and improve market share in existing markets, while maintaining acceptable levels of profitability.

    The Company's principal executive offices are located at 67 43rd Street, Wheeling, West Virginia 26003 and its telephone number is (304) 232-1541.

                                 THE OFFERING

Common Stock offered by:
    The Company...............................  1,918,000 Shares
    Selling Shareholders......................  82,000 Shares
Common Stock to be outstanding
  after the Offering<F1>......................  9,320,084 Shares
Use of proceeds...............................  For repayment of indebtedness, payment of the
                                                S Corporation Distribution and for general
                                                corporate purposes. See "Use of Proceeds" and
                                                "S Corporation Distribution."
Nasdaq National Market symbol.................  VNGI

--------
<F1> Excludes 650,000 shares of Common Stock reserved for issuance under the
     Company's 1997 Stock Option Plan, of which options to purchase 175,000 shares will be granted effective as of the closing of the Offering. Includes (i) 135,000 shares of Common Stock to be issued to Weldco or certain shareholders of Weldco immediately prior to the closing of the Offering pursuant to the purchase agreement among the Company, Weldco and certain other parties, (ii) 170,718 shares of Common Stock to be issued to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements and (iii) 96,366 shares of Common Stock to be issued to a director immediately prior to the closing of the Offering pursuant to a right under a consulting agreement to convert deferred consulting payments to Common Stock. See "Management--Benefit Plans" and "Certain Relationships and Related Transactions."


                                 RISK FACTORS

    For a discussion of considerations relevant to an investment in the Common Stock, see "Risk Factors."

                                  SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                                                                                                                         PRO
                                                                                     PRO                                FORMA
                                                                                    FORMA          SIX MONTHS            SIX
                                                                                     YEAR            ENDED             MONTHS
                                          YEARS ENDED JUNE 30,                      ENDED         DECEMBER 31,          ENDED
                           ---------------------------------------------------     JUNE 30,    ------------------     DEC. 31,
                            1992       1993       1994       1995       1996       1996<F1>     1995       1996       1996<F1>
                           -------    -------    -------    -------    -------     --------    -------    -------     ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF
 OPERATIONS DATA:
    Net sales............  $30,789    $35,251    $39,166    $44,914    $53,612     $64,585     $24,138    $33,777      $37,079
    Gross profit.........   17,672     20,340     22,322     24,983     29,995      33,903      13,460     18,273       19,632
    Income from
     operations..........    2,982      3,281      3,828      4,183      5,000       4,446       2,265      2,772        2,515
    Net income<F2>.......    2,020      2,419      3,061      3,555      4,101       3,139       1,896      1,929        1,661
    Pro forma net
     income<F3>..........    1,212      1,451      1,837      2,133      2,461       1,884       1,138      1,157          998
    Pro forma net income
      per common
      share<F3>..........  $  0.17    $  0.20    $  0.25    $  0.29    $  0.30     $  0.23     $  0.16    $  0.14      $  0.12
    Pro forma weighted
      average shares
      outstanding<F4>....    7,267      7,267      7,267      7,267      8,335<F5>   8,335<F5>   7,267      8,335<F5>    8,335<F5>

OTHER FINANCIAL DATA:
    Depreciation and
      amortization.......  $ 2,169    $ 2,324    $ 2,790    $ 3,112    $ 4,700     $ 5,756     $ 1,999    $ 2,934      $ 3,197
    Capital
     expenditures........    1,055      1,218      2,908      4,426      3,647       4,151       1,288      1,377        1,464
    Cash flow from
      operating
      activities.........    4,224      4,479      5,971      6,317      7,423          --       2,415      1,187           --
    Cash flow from
      investing
      activities.........     (898)    (1,185)    (4,080)    (7,167)    (9,179)         --      (6,419)    (5,781)          --
    Cash flow from
      financing
      activities.........   (1,976)    (3,082)    (1,846)     1,624      2,450          --       3,754      3,852           --

OTHER NON-GAAP FINANCIAL
 DATA:
    EBITDA<F6>...........  $ 5,518    $ 5,947    $ 6,889    $ 7,739    $10,362     $10,864     $ 4,570    $ 5,856      $ 5,864

                                                          DECEMBER 31, 1996
                                                     -------------------------
                                                                  PRO FORMA AS
                                                     ACTUAL       ADJUSTED<F7>
                                                     -------      ------------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
    Working capital...............................   $ 9,709        $ 9,966
    Total assets..................................    62,471         62,471
    Total debt including redeemable common
      stock.......................................    35,717         32,947
    Shareholders' equity..........................    17,911         17,489

---------
<F1> The pro forma statement of operations data gives effect to the acquisition of Weldco as if it had occurred on July 1, 1995 and the application of the estimated net proceeds of the Offering.

<F2> For all periods shown, the Company elected to be treated as an S
     Corporation. As a result, the income of the Company was taxed for federal and state purposes directly to the Company's shareholders rather than to the Company.

<F3> The pro forma net income and pro forma net income per common share reflect federal and state income taxes, assuming a 40% statutory tax rate, as if the Company had been taxed as a C Corporation for all periods presented.

<F4> Pro forma weighted average number of shares outstanding used to calculate pro forma net income per share is based on the historical weighted average number of shares outstanding, as adjusted to reflect (i) the issuance of 170,718 shares of Common Stock to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements and (ii) the issuance of 96,366 shares of Common Stock to a director immediately prior to the closing of the Offering pursuant to a right under a consulting agreement to convert deferred consulting payments to Common Stock. See "Management--Benefit Plans" and "Certain Relationships and Related Transactions." In connection with these compensation and consulting arrangements, the Company will incur a one-time expense of $1.9 million in the period in which the closing of the Offering occurs.

<F5> Further adjusted to reflect the assumed issuance of 1,068,208 shares of
     Common Stock to fund the excess of dividends (including the estimated S Corporation Distribution) over net income for the six months ended December 31, 1996.

<F6> EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation and amortization and other noncash items reducing net income. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and may not be comparable to other similarly titled measures by other companies. Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. The Company incurs significant capital expenditures and incurs debt, primarily related to acquisitions, which are not reflected in EBITDA. As such, the Company has provided above cash flows from operating, investing and financing activities, and capital expenditures which reflect these transactions. The Company has included information concerning EBITDA as it understands that it is used by certain investors as one measure of an issuer's historical ability to service its debt.

<F7> Adjusted to give effect to (i) the payment of the S Corporation
     Distribution estimated to be $10.1 million at December 31, 1996, (ii) the recognition of a deferred tax liability of approximately $4.2 million upon termination of the Company's S Corporation status, (iii) the issuance of 1,918,000 shares of Common Stock by the Company at an assumed initial public offering price of $8.00 per share and the application of the estimated net proceeds therefrom, (iv) the issuance of 135,000 shares of Common Stock to Weldco (or certain shareholders of Weldco), and the retirement of indebtedness payable to Weldco in the aggregate principal amount of $1,720,000, in each case immediately prior to the closing of the Offering pursuant to the purchase agreement among the Company, Weldco and certain other parties, (v) the issuance of 170,718 shares of Common Stock to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements, (vi) the issuance of 96,366 shares of Common Stock to a director immediately prior to the closing of the Offering pursuant to a right under a consulting agreement to convert deferred consulting payments to Common Stock, (vii) recognition of an expense of $1.9 million ($1.1 million after assumed taxes) in connection with the compensation and consulting arrangements and (viii) the cancellation of treasury stock.
     See "Use of Proceeds," "S Corporation Distribution," "Management--Benefit Plans" and "Certain Relationships and Related Transactions."

                                 RISK FACTORS

    In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

THE COMPANY MAY NOT BE SUCCESSFUL IN MAKING ACQUISITIONS

    The Company has historically expanded its business primarily through acquisitions. A key part of the Company's business strategy is the continuation of growth through strategic acquisitions. The Company will consider and evaluate acquisitions on a continuing basis, although it currently has no material acquisitions under consideration. There can be no assurance that the Company will continue to be able to identify attractive or willing acquisition candidates, or that the Company will be able to acquire such candidates on economically acceptable terms. The Company will compete with other distributors for suitable acquisition candidates. The Company has a revolving loan in the amount of $25 million to finance acquisitions, of which $10 million was available for borrowing at December 31, 1996. The Company believes that it could increase the amount of the credit facility, or obtain financing from other sources, if necessary to finance an acquisition. To the extent cash and available borrowings are not adequate to finance acquisitions, there can be no assurance that the Company will be able to obtain adequate financing for any acquisition or that, if available, such financing would be on terms acceptable to the Company. See "Business--Business Strategy" and "Management's
Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS ASSOCIATED WITH THE SUCCESSFUL ASSIMILATION OF ACQUISITIONS

    The success of the Company's acquisition strategy will depend, among other factors, upon its ability to successfully integrate acquired businesses with existing operations in a timely manner, at reasonable costs. There can be no assurance that acquired companies would perform in accordance with management's expectations or that the Company would not encounter unanticipated problems or liabilities. Some acquisitions have had, and the Company expects some future acquisitions may have, a dilutive effect upon the Company's income from operations and net income before tax for a short period following consummation. This temporary dilution occurs because some of the benefits of acquisitions, such as leveraging of operating and administrative expenses, improved product gross margins and real sales growth, occur over a period ranging from two to eight quarters, depending upon the complexity of integrating each acquisition into the Company's existing operations.

RISKS ASSOCIATED WITH MANAGING GROWTH

    The Company has grown rapidly in recent years. A continuing period of rapid growth could place a significant strain on the Company's management, operations and other resources. The Company's ability to manage its growth will require it to continue to invest in its operational, financial and management information systems, and to attract, retain, motivate and effectively manage its employees. The inability of the Company's management to manage growth effectively would have a material adverse effect on the financial condition, results of operation and business of the Company.

COMPETITION

    The Company's profitability may be affected by competition, which is based primarily on customer loyalty, service and to a lesser extent, price. The Company has several competitors in all of the markets in which it operates, some of which are substantially larger and have substantially greater resources than the Company. Many customers tend to develop long-term relationships with their distributor and, therefore, it may be difficult to obtain new customers other than through the acquisition of other distribution businesses.

DEPENDENCE ON KEY PERSONNEL

    The Company's businesses are managed by a small number of management and operating personnel, the loss of certain of whom could have a material adverse effect on the Company. See "Management." The Company believes that its ability to manage its planned growth successfully will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. None of the Company's key executives has a written employment agreement or non-compete agreement with the Company except for John R. Bushwack who has a non-compete agreement with the Company. The Company maintains key person life insurance on Gary E. West, Lawrence E. Bandi and John R. Bushwack. See "Management" for detailed information on the Company's management and directors.

DEPENDENCE ON KEY SUPPLIERS
    There are several competing suppliers of most of the products that the Company purchases. The Company purchases industrial gases pursuant to short-term supply arrangements and open purchase orders with three of the five major gas producers in the United States. One such producer accounted for approximately 80% of the Company's gas purchases in fiscal 1996. The Company purchases welding equipment and consumable supplies from approximately 85 primary vendors, of which purchases from the top five vendors represented approximately 61% of total purchases in fiscal 1996. The Company purchases most of its propane from three suppliers. The Company is not dependent upon any single supplier for propane and supplies have historically been readily available. If a particular supplier were to unexpectedly discontinue sales of a product to the Company, the Company believes it would be able to readily secure alternate sources of supply. However, the Company could experience temporary decreases in its profit margins if its arrangements with such alternate sources of supply were less favorable to the Company than its current arrangements with suppliers.

CONTROL BY PRINCIPAL SHAREHOLDER


    Upon completion of the Offering, Gary E. West, Chairman of the Board of Directors, will control approximately 75.1% of the outstanding shares of Common Stock (72.8% if the Underwriters' over-allotment option is exercised in full). If all outstanding options to purchase Common Stock were exercised (and none are currently vested), Mr. West would control approximately 73.7% of the outstanding shares of Common Stock (71.5% if the Underwriters' over-allotment option is exercised in full). Mr. West has the ability to exercise effective control over the election of the Company's Board of Directors and the outcome of corporate actions requiring shareholder approval. See "Management" and "Principal and Selling Shareholders."


PRODUCT LIABILITY

    The Company's business entails an inherent risk of liability in the event of product failure or claim of it caused by use of the Company's products. The Company has not had any material claims made nor is it aware of any material claims against it based upon the use or the failure of its products. The Company maintains product liability insurance against any such claims in amounts it believes to be adequate. There can be no assurance that the Company will not be subject to such claims, that any claim will be successfully defended, or if the Company is found liable, that the claim will not exceed the limits of the Company's insurance. There is also no assurance that the Company will be able to continue to obtain product liability insurance on acceptable terms. Product liability claims could have a material adverse effect on the Company.

BLANK CHECK PREFERRED STOCK; CERTAIN ANTI-TAKEOVER PROVISIONS

    The Company's Articles of Incorporation (the "Articles") give the Board of Directors the authority to issue up to 5,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present intention to issue shares of Preferred Stock.

    Furthermore, certain provisions of the Articles, the Company's Bylaws (the "Bylaws") and the Pennsylvania Business Corporation Law, including a provision that provides for the Board of Directors to be divided into three classes to serve for staggered three-year terms, could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock and may have the effect of delaying or preventing a change-in-control of the Company. These provisions may also reduce the likelihood of an acquisition of the Company at a premium price by another person or entity. See "Description of Capital Stock--Common Stock," "--Anti-Takeover Effects of Provisions of the Company's Articles and
Bylaws" and "--Pennsylvania Anti-Takeover Laws."
                                       7

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICES; PRAXAIR RIGHT OF FIRST REFUSAL


    Sales of substantial numbers of additional shares of Common Stock in the public market could adversely affect the market price of the Common Stock and make it more difficult for the Company to raise funds through future equity offerings. Upon completion of the Offering, Gary E. West, the Company's Chairman, will control approximately 75.1% of the Common Stock (72.8% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders." A sale by Mr. West of these shares could adversely affect the market price of the Common Stock. Mr. West and other shareholders holding, in the aggregate, 7,320,084 of the 9,320,084 shares to be outstanding immediately after the closing of the Offering (the "Previously Issued
Shares") have agreed to enter into agreements under which they will agree, other than with the consent of A.G. Edwards & Sons, Inc., not to sell such shares for a period of 180 days following the completion of the Offering. At the expiration of such 180-day period, all of the Previously Issued Shares will be eligible for sale, subject to volume and other limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). See "Shares Eligible for Future Sale." Following effectiveness of the registration statement covering the shares offered hereby, the Company will register on Form S-8 under the Securities Act 650,000 shares of Common Stock issuable under the Company's 1997 Stock Option Plan, which registrations are expected to become effective upon filing. There will be options to purchase 175,000 shares of Common Stock outstanding effective as of the closing of the Offering, none of which will be exercisable at such time. See "Management--Benefit Plans," "Description of Capital Stock" and "Shares Eligible for Future Sale."


  In September 1991, in connection with the purchase by the Company of certain assets of Praxair, Inc. (``Praxair''), the Company, Mr. West and certain of his affiliates entered into a Right of First Refusal Agreement with Praxair. In March 1997, the parties to such agreement entered into an Amended and Restated Right of First Refusal Agreement (the ``Right of First Refusal Agreement'') in connection with the Company's reorganization. Pursuant to this agreement, if at any time during the term of the agreement the Company wishes to accept a third party offer to purchase all or a material part of the assets of the Company, or Mr. West and his affiliates wish to accept an offer to purchase shares of capital stock of the Company (the ``Capital Stock'') owned by them in a transaction that would result in Mr. West and his affiliates collectively owning less than 51% of the Company's issued and outstanding shares of Capital Stock on a fully diluted basis or owning less than 51% of the combined voting power of all outstanding voting securities of the Company, then Praxair will have a right of first refusal to match the offer. In addition, in the absence of a third party offer, if (a) Mr. West and his affiliates wish to sell shares of Common Stock which would result in their owning collectively less than 51% or more of the Company's issued and outstanding shares of Common Stock,
(b) the Company wishes to sell all or a material part of its assets, or
(c) the Company wishes to issue additional shares, or options or securities exercisable or convertible into shares of Common Stock, pursuant to employee stock options, a public offering, private placement, merger, share exchange or otherwise, which in the aggregate on a fully diluted basis would result in Mr. West and his affiliates collectively owning less than 51% of all the issued and outstanding shares of Common Stock, then Praxair will have the right to purchase from Mr. West and his affiliates up to all of the issued and outstanding shares of Common Stock held by them (but not less than 51% of all of the issued and outstanding shares of the Company's Common Stock on a fully diluted basis) at the then prevailing market price.
If Praxair does purchase shares of Capital Stock from Mr. West and his affiliates as described in this paragraph, then Mr. West and his affiliates will be bound by certain non-compete provisions, as described in the Right of First Refusal Agreement, for a period of three years from such purchase. See ``The Right of First Refusal Agreement.''


  After completion of the Offering, after giving effect to the issuance of Common Stock to certain persons contemplated to take place immediately prior to the Offering, Mr. West will be the beneficial owner of approximately 75.1% of the Common Stock (72.8% if the Underwriters' over-allotment option is exercised in full). Under the Right of First Refusal Agreement, there is no limitation on the Company's ability to issue additional shares of Capital Stock, or options or securities exercisable or convertible into shares of Capital Stock, as long as Mr. West and his affiliates own 51% or more of the issued and outstanding Capital Stock. However, such Agreement will effectively restrict the ability of the Company to issue such additional securities if the issuance would result in Mr. West and his affiliates owning less than 51% of the issued and outstanding Capital Stock. Therefore, the Right of First Refusal Agreement could in the future limit the ability of the Company to raise capital through the sale of stock to parties other than Praxair, may delay future offerings by the Company, may restrict the ability of the Company to consummate strategic transactions involving the issuance of stock, such as mergers, acquisitions, share exchanges and the like, and may limit the flexibility of the Company to incentivize employees through the issuance of stock options and other convertible securities. The Right of First Refusal Agreement expires in September 2006.

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF COMMON STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offering or that investors will be able to sell the Common Stock should they desire to do so. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade upon completion of the Offering. There can be no assurance that the market price of the Common Stock after the Offering will not fall below the initial public offering price. The market price of the shares of Common Stock could be subject to significant fluctuations in response to variations in quarterly results, general market conditions and other factors. The stock market has experienced price and volume fluctuations that often have been unrelated or disproportionate to a company's operating performance. These market fluctuations, as well as general economic, political and market conditions such as recessions, may adversely affect the market price of the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

ABSENCE OF DIVIDENDS

    The Company does not anticipate paying dividends on the Common Stock for the foreseeable future. The payment of dividends is prohibited by certain covenants in the Company's credit facility. The Company anticipates that it will reinvest its net income, if any, in its businesses. See "Dividend Policy."

                          S CORPORATION DISTRIBUTION

    Historically, the Company has been treated for federal and certain state income tax purposes as an S Corporation under the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state tax laws. As a result, the Company's earnings have been taxed for federal and certain state income tax purposes directly to its shareholders. Immediately prior to the closing of the Offering, the Company's status as an S Corporation will be terminated and the Company will be taxed as a C corporation thereafter. The Company intends to declare a distribution (the "S Corporation Distribution") of all of its undistributed earnings through the date of termination of its S Corporation status to shareholders of record of the Company at such time. As of December 31, 1996, the estimated amount of the S Corporation Distribution totaled approximately $10.1 million. The actual amount of the S Corporation Distribution will also include the taxable income of the Company for the period from January 1, 1997, through the date of the termination, less any other taxes payable by the Company. The S Corporation Distribution will be paid by the Company with a portion of the net proceeds of the Offering. See "Use of Proceeds." The purchasers of the Common Stock in the Offering will not receive any portion of the S Corporation Distribution.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,918,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $13.7 million, assuming an initial public offering price of $8.00 per share (after deducting the underwriting discount and estimated offering expenses payable by the Company). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

    The Company will use the net proceeds to repay outstanding indebtedness, including interest thereon, under the Company's credit facility, pay the S Corporation Distribution and for general corporate purposes. The Company's credit facility had an outstanding balance of $22.9 million as of December 31, 1996, and accrues interest at a weighted average interest rate of 7.6%. Following such reduction, the outstanding indebtedness under the credit facility will be approximately $21.0 million and the available borrowings thereunder will be approximately $11.8 million. The outstanding indebtedness under the credit facility has been used for various acquisitions by the Company. See "S Corporation Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company anticipates that the borrowings available under the credit facility will be used for future acquisitions and general corporate purposes. The Company's business strategy contemplates that it will seek to complement internal growth with strategic investments and acquisitions. The Company has entered into two letters of intent with two third parties concerning the Company's purchase of two gas distribution businesses for a purchase price of approximately $3.5 million and $3.8 million, respectively, subject to certain adjustments. The parties are proceeding with due diligence and the negotiation of definitive purchase agreements. The Company has no other present understandings, agreements or commitments with respect to any acquisitions.

                                DIVIDEND POLICY

    The Company has not paid any cash dividends other than S Corporation distributions, and does not anticipate that it will pay dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to provide funds for the growth and development of the Company's business. The payment of dividends is prohibited by certain covenants in the Company's credit facility.

                                CAPITALIZATION
    The following table sets forth the short-term debt and capitalization of the Company on an actual basis as of December 31, 1996 and as adjusted to give effect to the transactions described in the footnotes below. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Financial Statements and the related Notes thereto included elsewhere herein.


                                                                                                          AS OF DECEMBER 31, 1996
                                                                                                       -----------------------------
                                                                                                                      PRO FORMA AS
                                                                                                       ACTUAL         ADJUSTED<F1>
                                                                                                       -------        -------------
                                                                                                              (IN THOUSANDS)
Total short-term debt................................................................................  $ 4,182          $ 4,182
                                                                                                       =======          =======
Total long-term debt.................................................................................  $31,535          $26,885
Redeemable common stock<F2>..........................................................................       --            1,880
Shareholders' equity<F3>:
  Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares issued and outstanding as
    adjusted.........................................................................................       --               --
  Common stock, $.001 par value, 30,000,000 shares authorized, 7,000,000 shares issued and
    outstanding excluding treasury stock and 9,320,084 shares issued and outstanding as adjusted....       18                9
Paid in capital......................................................................................       96           15,100
Treasury stock (11,300,653 shares)...................................................................   (3,705)              --
Retained earnings....................................................................................   21,502            2,380
                                                                                                       -------          -------
    Total shareholders' equity.......................................................................   17,911           17,489
                                                                                                       -------          -------
    Total capitalization.............................................................................  $49,446          $46,254
                                                                                                       =======          =======

--------
<F1> Adjusted to give effect to (i) the payment of the S Corporation
     Distribution estimated to be $10.1 million at December 31, 1996, (ii) the recognition of a deferred tax liability of approximately $4.2 million upon termination of the Company's S Corporation status, (iii) the issuance of 1,918,000 shares of Common Stock by the Company at an assumed initial public offering price of $8.00 per share and the application of the estimated net proceeds therefrom, (iv) the issuance of 135,000 shares of Common Stock to Weldco (or certain shareholders of Weldco), and the retirement of indebtedness payable to Weldco in the aggregate principal amount of $1,720,000, in each case immediately prior to the closing of the Offering pursuant to the purchase agreement among the Company, Weldco and certain other parties, (v) the issuance of 170,718 shares of Common Stock to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements, (vi) the issuance of 96,366 shares of Common Stock to a director immediately prior to the closing of the Offering pursuant to a right under a consulting agreement to convert deferred consulting payments to Common Stock, (vii) recognition of an expense of $1.9 million ($1.1 million after assumed taxes) in connection with the compensation and consulting arrangements and (viii) the cancellation of treasury stock.
     See "Use of Proceeds," "S Corporation Distribution," "Management--Benefit Plans" and "Certain Relationships and Related Transactions."

<F2> Reflects shares to be issued to former shareholders of Weldco who have the right to cause the Company to repurchase said shares. See "Certain Relationships and Related Transactions."

<F3> Excludes 650,000 shares of Common Stock reserved for issuance under the
     Company's 1997 Stock Option Plan. See "Management."



                                   DILUTION

    Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of their Common Stock from the assumed initial public offering price. The net tangible book value of the Company at December 31, 1996 was approximately $2.8 million, or $0.39 per share. Net tangible book value per share is equal to net tangible assets (tangible assets of the Company less total liabilities) divided by the number of shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of the 1,918,000 shares of Common Stock issued in the Offering (after deducting the underwriting discount and estimated offering expenses), the pro forma net tangible book value of the Company as of December 31, 1996 would have been approximately $2.4 million, or $0.26 per share. This represents an immediate dilution of net tangible book value of $7.74 per share to purchasers of Common Stock in the Offering, as illustrated in the following table:

Assumed public offering price per share.........................................             $ 8.00
        Net tangible book value per share at December 31, 1996..................  $ 0.39
        Decrease in net tangible book value per share attributable to new
          investors.............................................................   (0.13)
                                                                                  ------
Pro forma net tangible book value per share after the Offering..................               0.26
                                                                                             ------
Net tangible book value dilution per share to new investors.....................             $ 7.74
                                                                                             ======


    The following table sets forth certain information with respect to the number of shares of Common Stock purchased from the Company, the total cash consideration paid and the average price per share paid by officers and directors who have purchased Common Stock during the prior five years and by new investors purchasing shares from the Company in the Offering:


                                                                                                       AVERAGE
                                                                                                      PRICE PER
                                                      SHARES PURCHASED      TOTAL CONSIDERATION         SHARE
                                                      ----------------      -------------------       ---------
Officers and directors............................          367,084             $ 1,237,483             $3.37
New investors.....................................        1,918,000             $15,344,000             $8.00


    The foregoing table assumes no exercise of outstanding options. As of December 31, 1996, there were no options outstanding. There are options to purchase 175,000 shares of Common Stock outstanding effective as of the closing of the Offering, none of which will be exercisable within 60 days of the date of grant. See "Management--Benefit Plans" and "Shares Eligible for Future Sale."

                       SELECTED PRO FORMA FINANCIAL DATA


    The following sets forth the unaudited Pro Forma Condensed Statement of Operations of the Company and Weldco for the twelve months ended June 30, 1996 and the six months ended December 31, 1996, after giving effect to the acquisition of Weldco by the Company (the "Acquisition"), which on October 10, 1996 was purchased for approximately $11.1 million. Approximately $7.9 million of the purchase price was paid by promissory notes from the Company. Under the Weldco Purchase Agreement, Weldco shareholders have the right, in the event of an initial public offering of the Company's common stock, to convert a portion of the Company's promissory notes to shares of the Company's common stock at the initial public offering price. Under this provision, Weldco shareholders have the right to receive 350,000 shares of the common stock in exchange for the cancellation of indebtedness in the amount of $2,800,000. The Company and Weldco shareholders have agreed that rather than issuing 350,000 shares, the Company will prepay $1,720,000 under the Company's promissory notes and issue 135,000 shares of common stock to Weldco shareholders immediately prior to the closing of the Offering. The Company understands that certain Weldco shareholders intend to purchase up to 100,000 shares of common stock in the Offering. The Weldco Purchase Agreement further grants Weldco shareholders the right to cause the Company to purchase shares of common stock issued to Weldco shareholders pursuant to the conversion of indebtedness for a period of three years following the closing of the Offering at the initial public offering price plus interest from the date of issuance at the rate of 6.6% per annum.
The Company expects that 235,000 shares will be subject to this right following the closing of the Offering. Accordingly, such shares will not be classified as shareholders' equity. The Company's payment obligation is secured by a letter of credit.


    The Pro Forma Condensed Statement of Operations and other data gives effect to the Acquisition as if it had occurred on July 1, 1995. The Pro Forma Condensed Balance Sheet and Pro Forma Condensed Statement of Operations information also give effect to the use of the estimated proceeds from the Offering. The unaudited pro forma financial information is presented for information purposes only and is not necessarily indicative of the results that actually would have occurred had the Acquisition been consummated on the dates indicated or the results that may occur or be obtained in the future. The following information is qualified in its entirety by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and Weldco, respectively, and related Notes thereto and other historical financial information included elsewhere in this Prospectus.

    The Acquisition was accounted for by the Company as a purchase whereby the basis for accounting for Weldco's assets and liabilities was based upon their fair market values at the date of the Acquisition. Pro forma adjustments represent the Company's determination of these adjustments and are based upon available information and certain assumptions the Company considers reasonable under the circumstances.
                                      12

                            PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                                           (UNAUDITED)
                                                                      TWELVE MONTHS ENDED JUNE 30, 1996
                                              ---------------------------------------------------------------------------------
                                                                           WELDCO
                                                                         ACQUISITION                  PRO FORMA      PRO FORMA
                                              COMPANY        WELDCO      ADJUSTMENTS     SUBTOTAL     ADJUSTMENTS   AS ADJUSTED
                                              --------      --------     -----------     --------     -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.................................. $ 53,612      $ 10,973                     $64,585                      $64,585
  Cost of products sold, excluding
    depreciation and amortization............   23,617         7,065                      30,682                       30,682
                                              --------      --------                     -------                      -------
  Gross profit...............................   29,995         3,908                      33,903                       33,903
  Operating and administrative expenses<F1>     20,295         3,406                      23,701                       23,701
  Depreciation and amortization..............    4,700           204          852 <F2>     5,766                        5,756
                                              --------      --------      -------        -------        -----         -------
  Income from operations.....................    5,000           298         (852)        11,446                        4,446
  Interest expense...........................    1,561            33          782 <F3>     2,376         (407)<F8>      1,969
  Other income...............................      662                                       662                          662
                                              --------      --------      -------        -------        -----         -------
  Net income<F4>.............................    4,101           265       (1,634)         2,732          407           3,139
  Pro forma income tax provision<F5>.........    1,640           106         (654)         1,092          163           1,255
                                              --------      --------      -------        -------        -----         -------
  Pro forma net income<F5>................... $  2,461      $    159      $  (980)       $ 1,640        $ 244 <F7>    $ 1,884
                                              ========      ========      =======        =======        =====         =======
  Pro forma net income per common share<F5>   $   0.30                                                                $  0.23
  Pro forma weighted average shares
    outstanding<F6>..........................    8,335                                                                  8,335

--------

<F1> Operating and administrative expenses do not reflect the elimination of approximately $311,000 of salaries and benefits provided to former shareholders of Weldco whose employment by Weldco was terminated as part of the acquisition.

<F2> Reflects (i) $7.9 million related to goodwill amortized over twenty years,
     (ii) $1.0 million related to consulting agreements amortized over the three-year service period and (iii) the fair market value of assets acquired depreciated over twelve years.

<F3> Reflects increased interest expense from acquisition debt of $3.2 million under the revolving credit facility at 7.2% and seller notes of $7.9 million at 6.6%.

<F4> The Company and Weldco elected to be treated as S Corporations for the periods presented. As a result, their income was taxed for federal and state purposes directly to their respective shareholders.

<F5> The pro forma income tax provision, pro forma net income and pro forma net income per common share reflect federal and state income taxes (assuming a 40% statutory tax rate) as if the Company and Weldco had been taxed as C Corporations for all periods presented.

<F6> Weighted average number of shares outstanding used to calculate pro forma net income per share is based on the historical weighted average number of shares outstanding, as adjusted to reflect (i) the assumed issuance of 1,068,208 shares of Common Stock to fund the excess of dividends (including the estimated S Corporation Distribution) over net income for the six months ended December 31, 1996, (ii) the issuance of 170,718 shares of Common Stock to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements and (iii) the issuance of 96,366 shares of Common Stock to a director immediately prior to the closing of the Offering pursuant to a right under a consulting agreement to convert deferred consulting payments to Common Stock. See "Management--Benefit Plans" and "Certain Relationships and Related Transactions." In connection with these compensation and consulting arrangements, the Company will incur a one-time expense of $1.9 million in the period in which the closing of the Offering occurs.

<F7> Excludes non-recurring charges of approximately $1.1 million, net of taxes related to the compensation and consulting arrangements and approximately $4.2 million upon termination of the Company's S Corporation status.

<F8> Reflects a decrease to interest expense associated with debt repaid from the estimated Offering proceeds.

                              PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                                             (UNAUDITED)
                                                                            SIX MONTHS ENDED DECEMBER 31, 1996
                                                ---------------------------------------------------------------------------------
                                                                              WELDCO
                                                                            ACQUISITION                PRO FORMA      PRO FORMA
                                                COMPANY        WELDCO<F1>   ADJUSTMENTS   SUBTOTAL    ADJUSTMENTS    AS ADJUSTED
                                                --------       ----------   -----------   --------    -----------    -----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Net sales................................   $33,777          $3,302                   $37,079                     $37,079
    Cost of products sold, excluding
      depreciation and amortization..........    15,504           1,943                    17,417                       17,447
                                                -------          ------                   -------                      -------
    Gross profit.............................    18,273           1,359                    19,632                       19,632
    Operating and administrative expenses<F2>    12,567           1,353                    13,920                       13,920
    Depreciation and amortization............     2,934              50         213 <F3>    3,197                        3,197
                                                -------          ------      ------       -------                      -------
    Income from operations...................     2,772             (44)       (213)        2,515                        2,515
    Interest expense.........................       993              20         196 <F4>    1,209      (203)<F9>         1,006
    Other income.............................       150               2                       152                          152
                                                -------          ------      ------       -------     -----            -------
    Net income<F5>...........................     1,929             (62)       (409)        1,458       203              1,661
    Pro forma income tax provision<F6>.......       772             (25)       (165)          582        81                663
                                                -------          ------      ------       -------     -----            -------
    Pro forma net income<F6>.................   $ 1,157          $  (37)     $ (244)      $   876     $ 122 <F8>       $   998
                                                =======          ======      ======       =======     =====            =======
    Pro forma net income per common share<F6>   $  0.14                                                                $  0.12
    Pro forma weighted average shares
      outstanding<F7>........................     8,335                                                                  8,335

--------
<F1> Results from Weldco for the period from July 1, 1996 through October
     10, 1996 (the acquisition date) and includes a one-time charge of $333,000 reflecting bonuses paid by Weldco as a result of the acquisition.

<F2> Operating and administrative expenses do not reflect the elimination of approximately $411,000 salaries and benefits provided to former shareholders of Weldco whose employment by Weldco was terminated as part of the acquisition and one-time bonuses declared by Weldco immediately prior to the acquisition.

<F3> Reflects (i) $7.9 million related to goodwill amortized over twenty years,
     (ii) $1.0 million related to consulting agreements amortized over the three-year service period and (iii) the fair market value of assets acquired depreciated over twelve years.

<F4> Reflects increased interest expense from acquisition debt of $3.2 million under the revolving credit facility at 7.2% and seller notes of $7.9 million at 6.6%.

<F5> The Company and Weldco elected to be treated as S Corporations for the periods presented. As a result, their income was taxed for federal and state purposes directly to their respective shareholders.

<F6> The pro forma income tax provision, pro forma net income and pro forma net income per common share reflect federal and state income taxes (assuming a 40% statutory tax rate) as if the Company and Weldco had been taxed as C Corporations for all periods presented.

<F7> Weighted average number of shares outstanding used to calculate pro forma net income per share is based on the historical weighted average number of shares outstanding, as adjusted to reflect (i) the assumed issuance of 1,068,208 shares of Common Stock to fund the excess of dividends (including the estimated S Corporation Distribution) over net income for the six months ended December 31, 1996, (ii) the issuance of 170,718 shares of Common Stock to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements and (iii) the issuance of 96,366 shares of Common Stock to a director immediately prior to the closing of the Offering pursuant to a right under a consulting agreement to convert deferred consulting payments to Common Stock. See "Management--Benefit Plans" and "Certain Relationships and Related Transactions." In connection with these compensation and consulting arrangements, the Company will incur a one-time expense of $1.9 million in the period in which the closing of the Offering occurs.

<F8> Excludes non-recurring charges of approximately $1.1 million, net of taxes related to the compensation and consulting arrangements and approximately $4.2 million upon termination of the Company's S Corporation status.

<F9> Reflects a decrease to interest expense associated with debt repaid from the estimated Offering proceeds.

                                  PRO FORMA CONDENSED BALANCE SHEET
                                            (UNAUDITED)

                                                                      AS OF DECEMBER 31, 1996
                                                           ---------------------------------------------
                                                                                               PRO FORMA
                                                                          PRO FORMA               AS
                                                           COMPANY      ADJUSTMENTS<F1>        ADJUSTED
                                                           -------      --------------         ---------
                                                                          (IN THOUSANDS)
Cash and cash equivalents..............................    $ 3,407                               $ 3,407
Accounts receivable, net...............................      9,954                                 9,954
Inventory..............................................      7,108                                 7,108
Other current assets...................................        798                                   798
                                                           -------      --------                 -------
        Total current assets...........................     21,267                                21,267
Property, plant and equipment, net.....................     25,747                                25,747
Intangibles............................................     15,061                                15,061
Other assets...........................................        396                                   396
                                                           -------      --------                 -------
        Total assets...................................    $62,471             0                 $62,471
                                                           =======      ========                 =======
Short-term debt........................................    $ 4,182                               $ 4,182
Accounts payable.......................................      3,607                                 3,607
Accrued liabilities....................................      3,768          (256)<F3>              3,512
Accrued distribution to shareholders...................         --        10,100 <F2>                  0
                                                                         (10,100)<F3>
                                                           -------      --------                 -------
        Total current liabilities......................     11,557          (256)                 11,301
Long-term debt (less current maturities)...............     31,535        (1,850)<F3>             26,885
                                                                          (2,800)<F3>
Deferred income taxes..................................         --         4,200 <F2>              3,448
                                                                            (752)<F3>
Other long-term liabilities............................      1,468                                 1,468
                                                           -------      --------                 -------
        Total liabilities..............................    $44,560      $ (1,458)                $43,102
Redeemable common stock................................         --         1,880 <F3>              1,880

Common stock, 7,000,000 and 9,320,084 shares issued
  respectively.........................................         18            (9)<F3>                  9
Paid-in-Capital........................................         96        15,004 <F3>             15,100
Treasury stock 11,300,653 and 0 shares issued
  respectively.........................................     (3,705)        3,705 <F3>                 --
Retained earnings......................................     21,502       (19,122)<F2><F3>          2,380
                                                           -------      --------                 -------
Total shareholders' equity.............................    $17,911      $   (422)                $17,489
                                                           -------      --------                 -------
Total liabilities and shareholders' equity.............    $62,471             0                 $62,471
                                                           =======      ========                 =======

--------
<F1> Reflects adjustments for the Offering and the intended application of the proceeds therefrom.

<F2> Reflects (i) the recognition of the S Corporation Distribution estimated to be
     $10.1 million at December 31, 1996 and (ii) the recognition of a deferred tax liability of approximately $4.2 million upon termination of the
     Company's S Corporation status.

<F3> Reflects (i) the offering of 1,918,000 shares of Common Stock by the
     Company at an assumed initial public offering price of $8.00 per share for total net proceeds of $13.7 million and the application of the estimated net proceeds therefrom to repay indebtedness of $3.6 million and payment of the S Corporation Distribution of $10.1 million, (ii) the issuance of 135,000 shares of Common Stock to Weldco (or certain shareholders of Weldco), and the retirement of indebtedness payable to Weldco in the aggregate principal amount of $1,720,000, in each case immediately prior to the closing of the Offering pursuant to the purchase agreement among the Company, Weldco and certain other parties, and the purchase by Weldco (or certain shareholders of Weldco) of 100,000 shares in the Offering. The owners of such 235,000 shares ($1,880,000) will have the right to require that the Company repurchase such shares for a period of three years following the closing of the Offering at the initial public offering price plus interest, (iii) the issuance of 170,718 shares of Common Stock at $8.00 per share to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements, (iv) the issuance of 96,366 shares of Common Stock at $8.00 per share to a director immediately prior to the closing of the Offering pursuant to a right under a consulting agreement to convert deferred consulting payments to Common Stock, (v) recognition of an expense net of related accruals of $0.3 million, of $1.9 million ($1.1 million after assumed taxes) in connection with the compensation arrangements of $0.7 million ($0.4 million after assumed taxes) and consulting arrangement of $1.2 million ($0.7 million after assumed taxes) and (vi) cancellation of treasury stock. See "Use of Proceeds," "S Corporation Distribution," "Management--Benefit Plans" and "Certain Relationships and Related Transactions."

                      SELECTED HISTORICAL FINANCIAL DATA

    Set forth below is selected financial data for each of the five years ended June 30, 1996 and for the six-month periods ended December 31, 1995 and 1996. The selected financial data for each of the three years ended June 30, 1996 has been derived from the Company's Financial Statements included elsewhere in this Prospectus which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data for the years ended June 30, 1992 and 1993 has been derived from financial statements that are not included herein. The selected financial data for the six months ended December 31, 1995 and 1996 has been derived from the Company's unaudited interim financial statements contained elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited Financial Statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. Results of operations for the six months ended December 31, 1996 are not necessarily indicative of results to be expected for the year ending June 30, 1997. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business,"
"Risk Factors" and the Financial Statements and the Notes thereto included elsewhere in this Prospectus.


                                                                                              SIX MONTHS ENDED
                                                  YEARS ENDED JUNE 30,                          DECEMBER 31,
                                 -------------------------------------------------------     -------------------
                                  1992        1993        1994        1995        1996        1995        1996
                                 -------     -------     -------     -------     -------     -------     -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Net sales.................   $30,789     $35,251     $39,166     $44,914     $53,612     $24,138     $33,777
    Cost of products sold,
      excluding depreciation
      and amortization........    13,117      14,911      16,844      19,931      23,617      10,678      15,504
                                 -------     -------     -------     -------     -------     -------     -------
    Gross profit..............    17,672      20,340      22,322      24,983      29,995      13,460      18,273
    Operating and
      administrative
      expenses................    12,521      14,735      15,704      17,688      20,295       9,196      12,567
    Depreciation and
      amortization............     2,169       2,324       2,790       3,112       4,700       1,999       2,934
                                 -------     -------     -------     -------     -------     -------     -------
    Income from operations....     2,982       3,281       3,828       4,183       5,000       2,265       2,772
    Interest expense..........     1,329       1,204       1,038       1,072       1,561         675         993
    Other income..............       367         342         271         444         662         306         150
                                 -------     -------     -------     -------     -------     -------     -------
    Net income<F1>............     2,020       2,419       3,061       3,555       4,101       1,896       1,929
    Pro forma income tax
      provision<F2>...........       808         968       1,224       1,422       1,640         758         772
                                 -------     -------     -------     -------     -------     -------     -------
    Pro forma net
      income<F2>..............   $ 1,212     $ 1,451     $ 1,837     $ 2,133     $ 2,461     $ 1,138     $ 1,157
                                 =======     =======     =======     =======     =======     =======     =======
    Pro forma net income per
      common share<F2>........   $  0.17     $  0.20     $  0.25     $  0.29     $  0.30     $  0.16     $  0.14
    Pro forma weighted average
      shares outstanding<F3>..     7,267       7,267       7,267       7,267       8,335<F4>   7,267       8,335<F4>
OTHER FINANCIAL DATA:
    Capital expenditures......   $ 1,055     $ 1,218     $ 2,908     $ 4,426     $ 3,647     $ 1,288     $ 1,377
    Cash flow from operating
      activities..............     4,224       4,479       5,971       6,317       7,423       2,415       1,187
    Cash flow from
      investing activities....      (898)     (1,185)     (4,080)     (7,167)     (9,179)     (6,419)     (5,781)
    Cash flow from
      financing activities....    (1,976)     (3,082)     (1,846)      1,624       2,450       3,754       3,852
OTHER NON-GAAP FINANCIAL DATA:
    EBITDA<F5>................   $ 5,518     $ 5,947     $ 6,889     $ 7,739     $10,362     $ 4,570     $ 5,856

                                                         JUNE 30,                               DECEMBER 31,
                                 -------------------------------------------------------     -------------------
                                  1992        1993        1994        1995        1996        1995        1996
                                 -------     -------     -------     -------     -------     -------     -------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
    Working capital...........   $ 3,889     $ 4,376     $ 5,116     $ 6,327     $ 7,218     $ 9,194     $ 9,709
    Total assets..............    26,600      25,268      27,133      33,421      45,491      41,791      62,471
    Total debt................    15,145      12,835      11,931      15,099      22,244      21,047      35,717
    Shareholders' equity......     7,848       9,529      11,648      13,796      16,371      15,375      17,911

                                      16

--------
<F1> For all periods shown, the Company elected to be treated as an S
     Corporation. As a result, the income of the Company was taxed for federal and state purposes directly to the Company's shareholders rather than to the Company.

<F2> The pro forma income tax provision, pro forma net income and pro forma net income per common share reflect federal and state income taxes, assuming a 40% statutory tax rate, as if the Company had been taxed as a C Corporation for all periods presented.

<F3> Pro forma weighted average number of shares outstanding used to calculate pro forma net income per common share is based on the historical weighted average number of shares outstanding, as adjusted to reflect (i) the issuance of 170,718 shares of Common Stock to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements and (ii) the issuance of 96,366 shares of Common Stock to a director immediately prior to the closing of the Offering pursuant to a right under a consulting agreement to convert deferred consulting payments to Common Stock. See "Management--Benefit Plans" and "Certain Relationships and Related Transactions." In connection with these compensation and consulting arrangements, the Company will incur a one-time expense of $1.9 million in the period in which the closing of the Offering occurs.

<F4> Further adjusted to reflect the assumed issuance of 1,068,208 shares of
     Common Stock to fund the excess of dividends (including the estimated S Corporation Distribution) over net income for the six months ended December 31, 1996.

<F5> EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation and amortization and other noncash items reducing net income. EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures by other companies. Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. The Company incurs significant capital expenditures and incurs debt, primarily related to acquisitions, which are not reflected in EBITDA. As such, the Company has provided above cash flows from operating, investing and financing activities, and capital expenditures which reflect these transactions. The Company has included information concerning EBITDA as it understands that it is used by certain investors as one measure of an issuer's historical ability to service its debt.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS
    The following discussion should be read in conjunction with, and is qualified in its entirety by, the Financial Statements and the Notes thereto and the Selected Historical Financial Data included elsewhere in this Prospectus. This discussion contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors." Historical operating results are not necessarily indicative of the trends in operating results for any future period.
OVERVIEW

    The Company is a leading packager and distributor of industrial, medical and specialty gases, welding equipment and supplies, and propane in nine states in the mid-Atlantic and midwestern regions of the United States. The Company's net sales have grown, primarily as a result of acquisitions, at a compound annual rate of approximately 17% per year since the Company started business in 1958, increasing from $190,000 in that year to $64.6 million on a pro forma combined basis in fiscal 1996. In fiscal 1996, gases accounted for approximately 46% of net sales, welding equipment and supplies accounted for approximately 40% of net sales, and cylinder and tank rental accounted for approximately 14% of net sales.

    The Company believes it has been successful in executing its strategy of growth through acquisitions, having completed 22 acquisitions since 1990. Some acquisitions have had, and the Company expects some future acquisitions may have, a dilutive effect upon the Company's income from operations and net income before tax for a short period following consummation. This temporary dilution occurs because some of the benefits of acquisitions, such as leveraging of operating and administrative expenses, improved product gross margins and real sales growth, occur over a period ranging from two to eight quarters, depending upon the complexity of integrating each acquisition into the Company's existing operations. The Company anticipates that the benefits of the Weldco and Weber acquisitions will be realized over a comparable period. The consideration for most acquisitions includes a combination of a cash payment at closing, seller financing and payments under covenants not to compete and consulting agreements. In most cases, operating cash flow of an acquired business is positive in a relatively short period of time. For many acquisitions, the Company believes that projections of future cash flows justify payment of amounts in excess of the book or market value of the assets acquired, resulting in goodwill being recorded.

    The Company's results are subject to moderate seasonality, primarily due to fluctuations in the demand for propane, which is highest during winter months falling in the Company's second and third fiscal quarters.

    Operating and administrative expenses are comprised primarily of salaries, benefits, transportation equipment operating costs, facility lease expenses and general office expenses. These expenses are generally fixed on a quarter-to-quarter basis. The Company believes that changes in these expenses as a percentage of sales should be evaluated over the long term rather than on a quarter-to-quarter basis due to the moderate seasonality of sales mentioned above and the generally fixed nature of these expenses.

    Historically, the Company's gross profit margins as a percentage of sales have been higher on the sale of gases than on the sale of welding equipment and supplies ("hard goods"). As a result of recent acquisitions of some distributors with a higher proportion of hard goods to gas sales, the Company's average gross profit as a percentage of sales has decreased in comparison to prior years, even though the dollar amount of the gross margin has increased. Future acquisitions may affect this pattern depending upon the product mix of the acquired businesses.

    The Company has been an S Corporation for federal and state income tax purposes. As a result, the Company has not been subject to federal and state income taxes. The Company will terminate its S Corporation election in connection with the Offering and become a C Corporation. Upon termination of the S Corporation election, the Company will be required to recognize approximately $4.2 million of deferred income taxes in the period in which the closing of the Offering occurs.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales. Results for any one or more periods are not necessarily indicative of annual results or continuing trends.

                                                                            AS A PERCENTAGE OF NET SALES
                                                                -----------------------------------------------------
                                                                                                       SIX MONTHS
                                                                                                          ENDED
                                                                    YEARS ENDED JUNE 30,              DECEMBER 31,
                                                                -----------------------------       -----------------
                                                                1994        1995        1996        1995        1996
                                                                -----       -----       -----       -----       -----
Net sales...................................................    100.0%      100.0%      100.0%      100.0%      100.0%
Cost of products sold, excluding depreciation and
  amortization..............................................     43.0        44.4        44.1        44.2        45.9
                                                                -----       -----       -----       -----       -----
Gross profit................................................     57.0        55.6        55.9        55.8        54.1
Operating and administrative expenses.......................     40.1        39.4        37.8        38.1        37.2
Depreciation and amortization...............................      7.1         6.9         8.8         8.3         8.7
                                                                -----       -----       -----       -----       -----
Income from operations......................................      9.8         9.3         9.3         9.4         8.2
Interest expense............................................      2.7         2.4         2.9         2.8         2.9
Other income................................................      0.7         1.0         1.2         1.3         0.4
                                                                -----       -----       -----       -----       -----
Net income<F1>..............................................      7.8%        7.9%        7.6%        7.9%        5.7%
                                                                =====       =====       =====       =====       =====
EBITDA<F2>..................................................     17.6%       17.2%       19.3%       18.9%       17.3%

--------
<F1> For all periods shown, the Company elected to be treated as an S
     Corporation. As a result, the income of the Company was taxed for federal and state purposes directly to the Company's shareholders rather than to the Company.

<F2> EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation and amortization and other noncash items reducing net income. EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures by other companies. See footnote 5 to the Selected Historical Financial Data.

Comparison of Six Months Ended December 31, 1996 and 1995

    Net sales increased 39.9%, or $9.7 million, to $33.8 million from $24.1 million for the six months ended December 31, 1996 and 1995, respectively. Acquisitions made during the preceding twelve months contributed $7.9 million of the increase in net sales, while base business growth contributed $1.7 million of the increase. Gases and cylinder income represented 57.3% of net sales for the six months ended December 31, 1996, with hard goods representing the remaining 42.7%. In comparison, net sales for the six months ended December 31, 1995 reflected gases and cylinder income as 61.5% and hard goods as 38.5%. This change in sales mix reflects the effect of acquisitions made during the preceding twelve months that as a consolidated group have had a sales mix of 36.5% gases and cylinder income and 63.5% hard goods. The Company believes that this base of hard good customers related to these acquisitions provides it the opportunity to build gas and cylinder business in the future.

    Gross profit, which excludes depreciation and amortization, increased 35.8%, or $4.8 million, to $18.3 million from $13.5 million for the six months ended December 31, 1996 and 1995, respectively. Acquisitions made during the preceding twelve months contributed $3.9 million of the increase in gross profit, while the base business contributed $0.9 million of the increase. Gross profit as a percentage of net sales was 54.1% compared to 55.8% for the six months ended December 31, 1995. This change reflected an increase in the proportion of hard good sales, which have a lower gross profit margin as a percentage of net sales than gases, to 42.7% compared to 38.5% of net sales for the same six months in 1995. This increase in the proportion of hard good sales was primarily attributable to the two most recent acquisitions. Sharp increases in propane costs during the six month period reduced the total gases gross profit margin as a percentage of net sales as compared to the same six months in 1995. The Company implemented propane pricing policy changes during this period to help insure that future cost changes are passed to its customers.

    Operating and administrative expenses increased 36.7%, or $3.4 million, to $12.6 million from $9.2 million for the six months ended December 31, 1996 and 1995, respectively. Of this increase, $2.6 million was related to acquired businesses, $0.2 million was for employee benefits, and $0.4 million was for facility lease expenses. The increase in employee benefits reflects additional amounts accrued for hospitalization and profit sharing. The increase in facility lease expense was due to the commencement of lease payments on certain properties subsequent to the sale of those properties by the Company to West Rentals, Inc. See "Certain Relationships and Related Transactions." The remaining increase is primarily attributable to inflation and expenses associated with acquisitions made during the six month period. Depreciation and amortization expense increased $0.9 million for the six months ended December 31, 1996 compared to the same period in 1995, primarily as a result of acquisitions made during the last twelve months.

    Net income of $1.9 million for the six months ended December 31, 1996 was basically unchanged compared to the same period in 1995, although net income as a percent of net sales decreased from 7.9% to 5.7%, reflecting primarily the increase in depreciation, amortization and interest expense attributable to acquisitions.

    Earnings before interest, taxes, depreciation and amortization increased 28.1%, or $1.3 million, to $5.9 million for the six months ended December 31, 1996 compared to the same period in 1995.

Comparison of Years Ended June 30, 1996 and 1995

    Net sales increased 19.4%, or $8.7 million, to $53.6 million from $44.9 million in fiscal 1996 and fiscal 1995, respectively. Acquisitions contributed $7.7 million of the increase in net sales, while base business growth contributed $1.0 million of the increase, fiscal 1996 sales mix of 60.3% gases and cylinder income and 39.7% hard goods compared to fiscal 1995 sales mix of 62.0% gases and cylinder income and 38.0% hard goods, reflecting the effect of acquisitions made during fiscal 1996 that had a sales mix of 42.2% gases and cylinder income and 57.8% hard goods.

    Gross profit, which excludes depreciation and amortization, increased 20.1%, or $5.0 million, to $30.0 million from $25.0 million in fiscal 1996 and fiscal 1995, respectively. Acquisitions contributed $4.7 million of the increase in gross profit, while the base business contributed $0.3 million of the increase. Gross profit as a percentage of net sales improved to 55.9% in fiscal 1996, compared to 55.6% in fiscal 1995, with improvements in gross profit as a percentage of sales for each of the product groups being partially offset by sales of hard goods increasing to 39.7% of net sales compared to 38.0% of net sales in fiscal 1995.

    Operating and administrative expenses increased 14.7%, or $2.6 million, to $20.3 million from $17.7 million in fiscal 1996 and fiscal 1995, respectively. Acquisitions contributed substantially all of this increase. Operating and administrative expenses as a percentage of net sales improved to 37.8% in fiscal 1996, compared to 39.4% in fiscal 1995, reflecting the leveraging of general and administrative costs as net sales were added from acquisitions. Depreciation and amortization expense increased $1.6 million in fiscal 1996 compared to fiscal 1995, reflecting increased spending for acquisitions and capital expenditures. Interest expense increased $0.5 million in fiscal 1996 compared to fiscal 1995 reflecting increased borrowings to finance acquisitions.

    Net income increased 15.4%, or $0.5 million, to $4.1 million from $3.6 million in fiscal 1996 and fiscal 1995, respectively.

    Earnings before interest, taxes, depreciation and amortization increased 33.9%, or $2.7 million, to $10.4 million from $7.7 million in fiscal 1996 and fiscal 1995, respectively.

Comparison of Years Ended June 30, 1995 and 1994

    Net sales increased 14.7%, or $5.7 million, to $44.9 million from $39.2 million in fiscal 1995 and fiscal 1994, respectively. Acquisitions contributed $1.9 million of the increase in net sales, while base business growth contributed $3.8 million of the increase, reflecting the growth of propane and welding supplies sales at existing locations. The Company's net sales mix remained relatively unchanged between fiscal 1995 and fiscal 1994 with gases and cylinder income representing 62.0% and 62.5% respectively.

    Gross profit, which excludes depreciation and amortization, increased 11.9%, or $2.7 million, to $25.0 million from $22.3 million in fiscal 1995 and fiscal 1994, respectively. Acquisitions contributed $1.2 million of the increase in gross profit in fiscal 1995, while the base business contributed $1.5 million of the increase. Gross profit as a percentage of net sales declined to 55.6% in fiscal 1995, compared to 57.0% in fiscal 1994. The decline in gross profit as a percentage of net sales reflects an increase in propane sales, which have a lower gross profit as a percentage of net sales than other gases, and an increase in product costs for hard goods. In fiscal 1995, the Company began directing vendors to ship hard goods directly to the Company's branch locations, rather than to the Company's central warehouse as in prior years. Vendors increased purchase prices for hard goods to cover their additional shipping costs. This increase in product cost was more than offset by reduced internal distribution costs, which are reflected in operating expenses.


    Operating and administrative expenses increased 12.6%, or $2.0 million, to $17.7 million in fiscal 1995, compared to $15.7 million in fiscal 1994. Acquisitions contributed $1.1 million of the increase in operating and administrative expenses, while the base business contributed $0.9 million of the increase.

    Net income increased 16.1%, or $0.5 million, to $3.6 million from $3.1 million in fiscal 1995 and fiscal 1994, respectively.

    Earnings before interest, taxes, depreciation and amortization increased 12.3%, or $0.8 million, to $7.7 million from $6.9 million in fiscal 1995 and fiscal 1994, respectively.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited quarterly financial information for each of the Company's last ten quarters. The Company believes that this information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such quarterly information when read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                                   QUARTERS ENDED
                  ----------------------------------------------------------------------------------------------------------------
                  SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                    1994        1994       1995        1995       1995        1995       1996        1996       1996        1996
                  ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                   (IN THOUSANDS)

Net sales.......   $10,341     $11,081    $12,028     $11,464    $11,323     $12,815    $14,934     $14,540    $14,514     $19,263
Cost of products
  sold,
  excluding
  depreciation
  and
  amortization..     4,546       5,123      5,294       4,968      4,942       5,737      6,598       6,341      6,331       9,173
                   -------     -------    -------     -------    -------     -------    -------     -------    -------     -------
Gross profit....     5,795       5,958      6,734       6,496      6,381       7,078      8,336       8,199      8,183      10,090
Operating and
  administrative
  expenses......     4,154       4,235      4,754       4,546      4,333       4,862      5,590       5,510      5,741       6,826
Depreciation and
  amortization..       676         726        780         929        827       1,171      1,309       1,392      1,373       1,561
                   -------     -------    -------     -------    -------     -------    -------     -------    -------     -------
Income from
  operations....       965         997      1,200       1,021      1,220       1,045      1,437       1,297      1,069       1,703
Interest
  expense.......       224         250        273         324        334         341        389         497        415         578
Other income....        67         111        154         112        177         128        181         175         74          76
                   -------     -------    -------     -------    -------     -------    -------     -------    -------     -------
Net
  income<F1>....   $   808     $   858    $ 1,081     $   809    $ 1,064     $   832    $ 1,229     $   975    $   728     $ 1,201
                   =======     =======    =======     =======    =======     =======    =======     =======    =======     =======
EBITDA<F2>......   $ 1,708     $ 1,834    $ 2,134     $ 2,062    $ 2,225     $ 2,344    $ 2,927     $ 2,864    $ 2,516     $ 3,340

---------
<F1> For all periods shown, the Company elected to be treated as an S
     Corporation. As a result, the income of the Company was taxed for federal and state purposes directly to the Company's shareholders rather than to the Company.

<F2> EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation and amortization and other noncash items reducing net income. EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures by other companies. See footnote 5 to the Selected Historical Financial Data.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company has financed its operations, capital expenditures and debt service with funds provided from operating activities. Acquisitions have been financed by a combination of seller financing, bank borrowings and funds generated from operations. Since April 1994, required debt service on borrowings from banks has been limited primarily to interest payments.

    At December 31, 1996, the Company had working capital of approximately $9.7 million. Funds provided by operations for the six months ended December 31, 1996 were approximately $1.2 million. Funds used for investing activities were approximately $5.8 million for the six months, consisting primarily of capital spending and financing for two acquisitions. Sources of funds from financing activities for the six months were approximately $4.3 million from net borrowings net of $0.4 million of S Corporation distribution for payment of shareholder taxes.

    Net cash provided by operating activities increased $1.1 million, to $7.4 million for fiscal 1996, compared to $6.3 million for fiscal 1995. Cash used for acquisitions was approximately $6.4 million and $2.8 million for fiscal 1996 and fiscal 1995, respectively. Capital expenditures, made primarily for the purchase of cylinders, tanks and delivery trucks, were approximately $3.6 million and $4.4 million for fiscal 1996 and fiscal 1995, respectively. The Company received proceeds of $0.9 million in fiscal 1996 from the sale of real estate. See "Certain Relationships and Related Transactions." The Company borrowed $6.5 million and $5.0 million, made debt service payments of $2.5 million and $2.0 million, and made S Corporation distributions, principally for payment of taxes, of $1.6 million and $1.4 million during fiscal 1996 and fiscal 1995, respectively.

    On October 4, 1996, the Company entered into a new credit facility totaling $38.0 million, consisting of a $13.0 million term loan, which matures in seven years and is amortized in equal monthly payments, and a $25.0 million revolving loan with a $15.0 million sublimit for letters of credit, which matures in October 1999. The revolving loan is used primarily to fund acquisitions. The Company is not required to make principal payments on outstanding balances of the revolving loan as long as certain covenants are satisfied. Interest is charged on both the term loan and the revolving loan at either the lender's prime rate or various LIBOR rates, at the Company's discretion, plus an applicable spread. The weighted average interest rate for substantially all of the borrowings under the credit facility was 7.62% as of December 31, 1996. The Company pays a fee for the unused portion of the revolving loan. As of December 31, 1996, availability under the revolving loan was approximately $9.9 million, with outstanding borrowings of approximately $10.1 million and outstanding letters of credit of approximately $5.0 million. The credit facility is secured by all of the Company's assets.

    The loan agreement for the credit facility contains various financial covenants applicable to the Company, including covenants requiring minimum fixed charge coverage, maximum funded debt to EBITDA, and minimum net worth. The Company is in compliance with these covenants and believes that it will continue to be in compliance through at least the next twelve months.

    The Company is obligated under various promissory notes related to the financing of acquisitions that have various rates of interest, ranging from 3.0% to 10.0% per annum, and maturities through 2010. The outstanding balance of these notes as of June 30, 1996 and 1995 was $3.8 million and $1.1 million, respectively. The outstanding balance of these notes increased to $12.9 million as of December 31, 1996, reflecting notes added as a result of the Weber and Weldco acquisitions. Some of these notes are secured by assets related to the applicable acquisition, some are unsecured, and some are backed by bank letters of credit issued under the Company's credit facility. Outstanding letters of credit as of June 30, 1996 and 1995 were $1.9 million and $0.7 million, respectively.

    The Company intends to use a portion of the net proceeds from the Offering to reduce the balance of the revolving loan. The Company expects to use the increased borrowing availability to pay for future acquisitions.

    The Company believes that cash generated from operations, borrowing availability under its credit facility and the net proceeds of the Offering will be sufficient to satisfy the Company's requirements for operating funds, capital expenditures and future acquisitions for at least the next twelve months.

FLUCTUATIONS IN QUARTERLY RESULTS

    The Company generally has experienced higher sales activity during its second and third quarters as a result of seasonal sales of propane, with corresponding lower sales for the first and fourth quarters. As a result, income from operations and net income typically are higher for the second and third quarters than for the first and fourth quarters of the fiscal year.

INFLATION

    The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally low rates of inflation in the economy and the Company's historical ability to pass purchase price increases to its customers in the form of sales price increases. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.


SUBSEQUENT EVENTS

    On January 30, 1997, the Company entered into a letter of intent for the purchase of all the outstanding shares of an industrial gas and welding supply distributor for approximately $3.5 million. On February 28, 1997, the Company entered into another letter of intent for the purchase of substantially all the assets of an industrial gas and welding supply distributor for approximately $3.8 million. The Company is proceeding with due diligence and the negotiation of definitive purchase agreements. These acquisitions will be financed by borrowings under the Company's credit facility.


RECENT ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, was issued in March 1995. SFAS No. 121 requires that the carrying value of long-lived operating assets, when determined to be impaired, be adjusted so as not to exceed the estimated undiscounted cash flows provided by such assets. SFAS No. 121 also addresses the accounting for long-lived assets that are to be disposed of in future periods. The Company adopted the provisions of SFAS No. 121 in the first quarter of fiscal 1997. The adoption of SFAS No. 121 did not have any effect on the Company's financial position or results of operations for the six months ended December 31, 1996.

    Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October 1995. The Company will be required to adopt the new standard no later than fiscal 1997, although early adoption is permitted. This standard establishes the fair value based method (the "SFAS 123 Method") rather than the intrinsic value based method as the preferred accounting methodology for stock-based compensation arrangements. Entities are allowed to either (i) continue to use the intrinsic value based methodology in their basic financial statements and provide in the footnotes pro forma net income and earnings per share information as if the SFAS 123 Method had been adopted or (ii) adopt the SFAS 123 Method. Following adoption, the Company anticipates providing the required disclosures in the notes to its financial statements.

  Financial Accounting Standard Board Statement No. 128, "Earnings Per Share" (SFAS No. 128) was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all prior-period earnings per share (EPS) data to be restated, to conform to the provisions of the statement. This statement's objective is to simplify the computation of EPS and to make the U.S. standard for EPS computations more compatible with that of the International Accounting Standards
Committee. The Company will adopt SFAS No. 128 in fiscal 1998 and does not anticipate that the statement will have a significant impact on its reported EPS.

  Financial Accounting Standard Board Statement No. 129, "Disclosure of Information about Capital Structure" (SFAS No. 129) was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all companies to provide specific disclosure regarding the entities capital structure. SFAS No. 129 will specify the disclosures, for all companies, including descriptions of the securities comprising the capital structure and the contractual rights of the holders of such securities. The Company will adopt SFAS No. 129 in fiscal
1998 and does not anticipate that the statement will have a significant impact on its disclosure.

                                   BUSINESS

OVERVIEW

    The Company is a leading packager and distributor of industrial, medical and specialty gases, welding equipment and supplies, and propane in nine states in the mid-Atlantic and midwestern regions of the United States. The Company's net sales have grown, primarily as a result of acquisitions, at a compound annual rate of approximately 17% per year since the Company started business in 1958, increasing from $190,000 in that year to $64.6 million on a pro forma combined basis in fiscal 1996. In fiscal 1996, gases accounted for approximately 46% of net sales, welding equipment and supplies accounted for approximately 40% of net sales, and cylinder and tank rental accounted for approximately 14% of net sales.

    The Company's gas operations consist primarily of the packaging and mixing of industrial, medical and specialty gases, such as oxygen, nitrogen and argon, in pressurized cylinders and the transportation of these cylinders to customers from one of the Company's 40 distribution and retail locations. The Company also distributes propane to industrial and residential customers. Customers pay a rental fee for use of the Company's cylinders. The Company owns approximately 290,000 cylinders, which require minimal maintenance and have useful lives that the Company expects will extend on average for 50 years or longer. The Company selectively participates in the small bulk gas market through the delivery of gases in cryogenic transports and the storage of gases in cryogenic tanks and propane tanks which are also rented to bulk gas customers. The Company owns approximately 7,000 bulk propane tanks and 250 bulk cryogenic tanks, which have useful lives generally less than those of cylinders. In connection with the distribution of gases, the Company sells welding equipment and supplies, including welding machines, wire, fluxes and electrodes and a wide variety of supporting equipment.

    The Company's principal business strategy is to aggressively pursue growth through the acquisition of other independent distributors and also through internally generated growth. Since the Company was founded, it has completed 38 acquisitions. Since January 1, 1996, the Company has acquired four independent distributors, including Weldco with annual sales of approximately $11 million in its most recent fiscal year and operations in Cincinnati and Dayton, Ohio, and Weber with annual sales of approximately $5 million in its most recent fiscal year and operations in western Pennsylvania. The integration of Weldco and Weber into the Company's existing operations is currently in progress, with the benefits of integration expected to be realized in the next two to eight quarters. Management believes there will continue to be numerous attractive acquisition candidates available to the Company as a result of the consolidation trend in the industry and that the Company will be able to successfully integrate acquired operations into its base business, generating growth and operational synergies. Acquisitions will be financed primarily with borrowings under the Company's credit facility and seller financing. While highly focused on external growth, management believes that the Company's competitive strengths will allow it to increase sales and improve market share in existing markets, while maintaining acceptable levels of profitability.

INDUSTRY OVERVIEW

  GENERAL

    Historically, the industrial gas distribution business had a base of customers engaged primarily in metal fabrication. In order to better serve these customers, industrial gas distributors have also traditionally sold welding equipment and supplies. As certain sectors of the economy have grown, such as the electronics and chemicals industries, and as new applications for gases have developed, the customer base of the industry has significantly broadened to include almost every major industry, including health care, electronics, chemicals, aerospace, beverages, environmental remediation, food processing, oil and gas, and primary metals, as well as metal fabrication.

    The industrial, medical and specialty gas industry consists of two major segments, the bulk segment and the packaged gas segment. The bulk segment supplies gases to customers with large volume requirements, generally by truck or pipeline to a customer's facility, or in some cases by the actual construction of a gas production plant at a customer's facility. This segment is primarily supplied by the major gas producers in the United States, although some large distributors, such as the Company, selectively participate in the small bulk gas market.

    The Company competes primarily in the packaged gas segment, which consists of the packaging, mixing and distribution of gases to customers with smaller volume needs or requirements for specially blended or purified gases.

This segment of the industry is estimated to have sales of $6 billion in the United States, including sales of welding equipment and supplies. Participants in this segment can be further divided into two groups, large multi-state distributors with annual sales exceeding $25 million, and smaller, privately owned companies with few or single locations and annual sales below $25 million. Management believes that large, multi-state distributors, including the Company, account for approximately 50% of sales in the packaged gas segment. Management estimates that the remaining sales are generated by approximately 750 smaller distributors, many of which it believes are potential candidates for acquisition by larger distributors in the current wave of industry consolidation.

    The Company believes that the following characteristics make the distribution of packaged gases attractive and different from ordinary industrial distribution: (i) the production, packaging and mixing of gases, as well as the logistics of a large distribution network, require significant knowledge and expertise; (ii) customers expect technical support and assistance in a wide variety of gas applications; and (iii) the currently existing logistical framework is unlikely to change significantly because of the economics associated with the delivery and exchange of cylinders.

  INDUSTRY CONSOLIDATION

    The industry is undergoing significant consolidation, a trend which began in the early 1980's. The Company believes there are many reasons for this trend, including:

    * Many of the owners who started welding supply distributors after World War II are reaching retirement age without qualified succession.

    * Small distributors are facing increasing competition from large distributors who generally operate with lower cost structures due to economies of scale.

    * Rapid changes in technology in recent years are providing opportunities for more efficient order entry, inventory and distribution management. Larger distributors are more likely to have the capital and human resources to take advantage of these opportunities, thereby creating greater cost and service reliability advantages.

    * Larger customers are demanding additional services from their suppliers in such areas as automated order entry, automated restocking and applications technology support. These services require an investment in technology and equipment that many smaller distributors are incapable or unwilling to make.

    * The number and complexity of government regulations is increasing, especially for distributors who produce or package gas products. Complying with new regulations requires human resource expertise, which is difficult for the smaller distributor to access and maintain.

    * The acquisition of a distributor generally requires greater financial resources than in the past because the businesses are generally larger, sellers often demand full payment in cash, and sellers and major industrial gas producers appear to be less willing to provide financing.

    The Company believes this consolidation trend will continue, providing opportunities for those distributors, such as the Company, who have the financial and human resources to acquire and effectively assimilate acquisitions into their base business. The Company believes that distributors who fail to successfully participate in this consolidation trend and achieve a strong or leading position in their market areas will be at a cost disadvantage in the long term.

    In recent years, the propane industry has also been undergoing consolidation for many of the same reasons as the industrial gas industry. The Company has been taking advantage of this consolidation trend through selective acquisitions. Except for a few large companies, the propane distribution industry is highly fragmented. Industry sources indicate there are approximately 8,000 retail propane companies operating 13,500 local distribution centers nationwide. The Company believes that the 50 largest propane distributors have less than a 50% share of the approximately nine billion gallon annual market.

  ECONOMIC CHARACTERISTICS OF THE INDUSTRY

    The industrial gas industry is mature with real growth consistent with growth in the overall economy. Gas sales tend to be less adversely impacted by a decline in general economic conditions than the sale of welding equipment and supplies. Management believes that the industrial gas distribution business is relatively resistant to downturns in the business cycle due to the following factors: (i) the industry has a broad and diverse customer base; (ii) gases frequently represent a fixed component of operating costs which does not decline with production levels; (iii) gases are required for maintenance and renovation activities, which tend to increase during economic downturns; (iv) industries less impacted by economic downturns are major purchasers of industrial gases; and (v) gas purchases represent a small portion of operating expenses and, therefore, are not a large cost cutting item. The total market for industrial gases has continued to expand due to strong growth in certain segments, such as electronics, food processing and health care, and significant growth from new applications for industrial gases. However, other activities which use industrial gases, such as metal fabrication, have declined in recent years.

BUSINESS STRATEGY

    The Company has implemented a strategic plan designed to (i) sustain profitable growth through the acquisition of key distributors in selected markets, (ii) achieve and maintain a low-cost supplier position in each market segment where the Company participates and (iii) build a unified, cohesive organization, staffed by skilled employees who are responsive to changing customer requirements.

  GROWTH THROUGH ACQUISITIONS

    Prior Acquisitions. Since the formation of the Company in 1958, the Company has completed the acquisition of the 38 distributors identified below:

DISTRIBUTOR                                    PRINCIPAL LOCATION                  FISCAL YEAR ACQUIRED
-----------                                    ------------------                  --------------------
Weldco, Inc.                                   Cincinnati, OH                              1997
Weber Gas & Welding Supply Co., Inc.           Pittsburgh, PA                              1997
Gas & Oil, Inc.                                Croydon, PA                                 1996
U.S. Air & Supplies, Inc.                      Chambersburg, PA                            1996
Wootten Industries, Inc.                       Salisbury, MD                               1996
Quest Welding Supply                           Columbus, OH                                1996
AL Compressed Gases                            Sharonville, OH                             1995
Ted's Bottled Gas, Inc.                        Tarentum, PA                                1995
Allegheny LP Gas                               Evans City, PA                              1995
Evans Welding Supply Co.                       Johnson City, TN                            1995
Ina Oil Co.                                    Southport, NC                               1995
Smith LP Gases                                 Bruceton Mills, WV                          1995
Green's LP Gases                               Carrollton, OH                              1994
Allegheny Air Gas                              Washington, PA                              1994
A-1 Welding Supply Co.                         Bluefield, VA                               1994
Big Sandy Welding Supply Co.                   Paintsville, KY                             1993
Fort Pitt Paint and Glass                      Pittsburgh, PA                              1992
Linde Gases of Western Pennsylvania            Greensburg, PA                              1992
Malanzak Bottled Gas Co.                       Uniontown, PA                               1991
Penn-Ohio Welding Supply Co.                   New Castle, PA                              1990
Penn-Air Industrial Gases                      New Castle, PA                              1990
Airco Rare and Specialty Gases                 Pittsburgh, PA                              1990
Speedy Welding Supply Co.                      Wilmington, NC                              1989
Safety Equipment Co.                           Wilmington, NC                              1989
A-B-C Fire Protection                          Wilmington, NC                              1989
Herdman Brothers Welding Supply Co.            Steubenville, OH                            1989
Dunlap Welding Supply                          Zanesville, OH                              1989
Airco Retail                                   Leetsdale, PA                               1988

                                      26

DISTRIBUTOR                                    PRINCIPAL LOCATION                  FISCAL YEAR ACQUIRED
-----------                                    ------------------                  --------------------
Interstate Welding Supply Co.                  Huntington, WV                              1985
Welder's Products                              Connellsville, PA                           1984
Wood Brothers Propane Co.                      Uniontown, PA                               1983
Home Bottled Gas Co.                           Uniontown, PA                               1983
Fayette Oxygen Co.                             Uniontown, PA                               1983
Cambridge Welding                              Cambridge, OH                               1980
Washington Welding Supply Co.                  Washington, PA                              1980
Better Welding Supply                          Wheeling, WV                                1978
Fire Safety Service                            Wheeling, WV                                1975
Johnson Welder's Supply Co.                    Friendly, WV                                1973

    The Company has entered into two letters of intent with two third parties concerning the Company's purchase of two gas distribution businesses for a purchase price of approximately $3.5 million and $3.8 million, respectively, subject to certain adjustments. The parties are proceeding with due diligence and the negotiation of definitive purchase agreements.

  The Company's acquisitions historically have been financed, and the Company expects that future acquisitions will be financed, primarily with borrowings under the Company's credit facility and seller financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." The Company does not currently intend to issue shares of its Common Stock or other securities in order to consummate its acquisitions, but may in the future elect to do so. Any such issuances may be limited by the Right of First Refusal Agreement. See "The Right of First Refusal Agreement."

    Acquisition Strategy. The Company intends to continue to focus its acquisition efforts both on market areas where the Company has an existing presence and on new areas where it believes it can achieve a leading presence. The Company believes there are many potential acquisition candidates with operations in these market areas. The Company seeks to achieve operating efficiencies when it acquires a distributor in an overlapping or contiguous market area by closing redundant locations, eliminating a significant portion of the acquired distributor's overhead and consolidating distribution routes. Acquisitions in new markets allow the Company to achieve operating efficiencies through volume discounts on purchases, lower administrative and professional expenses and the purchase of new equipment to replace inefficient equipment and equipment previously leased at relatively expensive rental rates.

    The Company believes that its principal competitive advantages in acquiring distributors are (i) its flexibility in structuring acquisitions to meet the concerns of sellers, (ii) its ability to offer sellers a continuing role in management and (iii) its methodology in assimilating acquisitions. The Company also believes it has a well organized acquisition program which utilizes individuals who are well respected in the industry and who have extensive experience in evaluating and negotiating transactions with distributor owners. Based upon the Company's experience, price is not always the primary determining factor in a selling distributor's choice of a buyer. Most owners of independent distributors are sensitive as to whom they sell their business and have concern for the well being of their employees after the acquisition. The Company has found that relationships, existing competitive rivalry and reputation are key elements in the success of acquiring most small, privately-owned distributors. The Company believes it has earned an excellent reputation for treating fairly the employees of businesses it has acquired, providing them with competitive wages and benefits and opportunities for advancement within the scope of the Company's operations.

    Competition for Acquisitions. In seeking to acquire distributors, the Company competes with the major industrial gas producers and national and regional gas distributors. The largest national distributor is Airgas, Inc. ("Airgas") which has been growing through acquisitions since the mid-1980's. The Company expects that Airgas will continue to selectively acquire distributors in the future, and in some situations will compete with the Company for acquisitions. The Company believes that Praxair and AGA Gas, Inc. are the only major industrial gas producers who are actively soliciting independent distributors for purchase at this time, but that both have self-imposed size and geographic constraints. The Company also believes that some major industrial gas producers have limited their acquisition efforts due primarily to the difficulty of resolving management differences, cultural differences and cost structure differences between the small, privately-held business and the large multinational corporation. The smaller independent distributors with which the Company competes for acquisitions generally do not seek acquisitions beyond their immediate geographic region.
    Acquisition Process. The Company has established formal procedures for locating, investigating and valuing potential distributor acquisitions. Criteria used by the Company in evaluating potential acquisitions include (i) a history of profitability, (ii) realistic projections of future performance,
(iii) a sales mix which is or has the potential to become weighted towards the sale of gases, which generally have higher profit margins than welding equipment and supplies, (iv) a cylinder gas market which is serviced primarily by independent distributors, as opposed to industrial gas producers and (v) availability of qualified management and key personnel.

    Assimilation of Acquired Businesses. The Company believes that the effective assimilation of acquired businesses into the Company's existing operations is critical to the success of the Company's acquisition strategy. The Company has established a transition team comprised of selected personnel with technical expertise in various areas, such as purchasing, accounting, operations and sales. This team has primary responsibility for converting the acquired business from its existing methods and practices to those used by the Company. A primary goal of the assimilation process is to instill the Company's culture into the new operations. The Company believes the ability to instill its culture provides a distinct and key competitive advantage. This is partly accomplished by requiring the adoption of uniform policies and procedures which support the Company's operational strategies.

  ACHIEVE AND MAINTAIN POSITION AS A LOW-COST SUPPLIER

    The Company strives to produce, package and market the Company's products and services at costs which are lower than its local market competitors. This is achieved by optimizing branch size and location, requiring adherence to the Company's uniform policies and procedures, taking advantage of volume discount purchases not available to smaller competitors and utilizing the Company's management information systems. Where branch size is suboptimal, the Company has developed alternatives to increase size or profitability through growth or product diversification. The Company has implemented a "best practices" program involving the identification of the most effective method of performing a specific activity, such as inventory control, and has adopted procedures and training to implement the practice as a standard throughout the Company's operations.

    The Company has made a significant investment in its management information systems as part of its strategy to be a low cost supplier. The Company has installed an integrated company-wide point-of-sale data entry system that provides current information on inventory levels and account status. The Company believes significant costs savings have resulted from the increased ability to efficiently manage inventory levels and accounts payable.

    The Company believes the selective addition of complementary product offerings will enable it to better serve its diverse, expanding customer base, reach new customers, increase sales in existing locations and leverage its distribution system. For this reason, the Company has focused in recent years on expanding its propane business. The addition of propane distribution at existing Company locations has proven to be advantageous by providing the opportunity to leverage fixed costs at existing locations, thereby creating economies of scale. Certain Company locations are more attractive than others for propane distribution, due primarily to residential growth potential and existing branch size. In addition to propane, the Company believes that fire safety equipment, currently a very small component of total sales, may be suitable for distribution to portions of the Company's existing customer base.

  ENHANCE ORGANIZATIONAL STRENGTH

    The Company believes that to be competitive in attracting and maintaining customers it must have a skilled and responsive work force dedicated to providing excellent service. The Company works to instill a service culture through various operational policies. The Company places special emphasis on customer service, including the ability to quickly respond to technical questions on products and applications. The Company believes this is a key value provided to its customers. The Company commits significant resources to the training and education of its employees through various programs. See "--Employees."

    The Company strives to utilize to the fullest extent its existing management resources. The Company recently restructured certain management reporting relationships and areas of responsibility to place operating and financial responsibility at the local market level, thereby eliminating a layer of management and improving communication. These changes also allowed the Company to redirect the focus of certain key management members on important operating issues, such as system logistics, training, budgeting and overall operating performance, that are vital to managing the Company's growth.

PRODUCTS

    Gases packaged and distributed by the Company include oxygen, nitrogen, hydrogen, argon, helium, acetylene, carbon dioxide, nitrous oxide, specialty gases and propane. Specialty gases include rare gases, high-purity gases and blended, multi-component gas mixtures. In connection with the distribution of gases, the Company sells welding equipment and supplies, including welding machines, wire, fluxes and electrodes and a wide variety of supporting equipment.

    In fiscal 1996, the Company sold approximately eight million gallons of propane to approximately 2,000 residential, commercial and industrial users. Propane sales accounted for approximately 6% of net sales in fiscal 1996. Typical residential and commercial uses include conventional space heating, water heating and cooking. Typical industrial uses include engine fuel for fork lifts and other vehicles, metal cutting, brazing and heat treating. The distribution of propane is seasonal in nature and sensitive to variations in weather with consumption as a heating fuel peaking sharply in winter months.

    While primarily a packager and distributor of gases, the Company also manufactures a portion of its acetylene requirements at its facility in West Mifflin, Pennsylvania. Acetylene is produced through a combination of calcium carbide and water at relatively high temperatures. The reaction of these elements also produces lime as a by-product, which is sold in bulk to customers for a variety of applications. In fiscal 1996, acetylene accounted for approximately 3% of net sales.

    The following table sets forth the percentage of the Company's net sales for the fiscal years ended June 30, 1994, 1995 and 1996 and for the six months ended December 31, 1996 for each of the following products and services:

                                                         YEARS ENDED JUNE 30,           SIX MONTHS
                                                      --------------------------          ENDED
                                                      1994       1995       1996      DEC. 31, 1996
                                                      ----       ----       ----      --------------
Gases.............................................    47.5%      47.2%      45.9%          43.6%
Welding equipment and supplies....................    37.5       38.0       39.7           42.7
Cylinder rental...................................    15.0       14.8       14.4           13.7

CUSTOMERS

    The Company currently has more than 40,000 customers, none of which accounted for more than 1.5% of net sales in fiscal 1996. In fiscal 1996, approximately 23% of the Company's net sales were to metal production and fabrication customers. The second largest customer category was health care, which represented 9% of the Company's net sales in fiscal 1996 and is one of the Company's fastest growing categories. The customer base also includes smaller distributors who are in close proximity to one of the Company's larger packaging facilities and find it economically advantageous to source certain products from the Company.

    The Company believes the industry has been characterized by relatively high customer loyalty because of the importance of quality service and personal relations. This characteristic has made it difficult for new entrants in a market to acquire existing customers. However, service requirements for certain large customers are becoming more demanding and sophisticated and the Company expects that this will result in more account turnover in the future.

    For some larger volume customers, bulk cryogenic products are delivered in transports to cryogenic tanks at the customer location. The Company serves small bulk customers only where it can compete effectively with producers, primarily on the basis of service and the supply of other products, such as cylinder gases and hard goods.

SALES AND MARKETING

    The distribution of most packaged gases is most economically performed within approximately a thirty-mile radius of the product packaging or inventory location due primarily to the costs associated with the delivery of cylinders. Therefore, the aggregate national market of $6 billion consists of hundreds of regional markets with an estimated size of $5 million to $100 million in annual sales. The Company believes the average market size is approximately $20 million.

    The Company solicits and maintains business primarily through a direct selling effort using an experienced sales force of approximately 60 sales representatives. Sales representatives receive continuous training so that they are knowledgeable about gas and product performance characteristics and current application technology. On average, the Company's sales representatives have more than ten years of industry experience. Sales representatives are paid a base salary and commissions based upon account profit margin. Efforts are focused on accounts generating sales of high margin products. Occasionally, sales representatives make joint sales calls with the Company's suppliers to address difficult or innovative customer application requirements. The Company has been testing both telemarketing and catalog solicitation at selected locations to attract new accounts.

    Smaller accounts are usually served from "walk in" retail locations, where the gases and hard goods are picked up rather than delivered. Each retail location contains a showroom to allow the customer easy access to equipment and supplies. Branch locations are chosen on the basis of local market distribution logistics rather than suitability for "walk in" retail sales. The Company's advertising efforts are limited as management does not consider advertising to be a significant factor in generating sales.

COMPETITION

    Competition is almost always on a regional market basis and is based primarily on customer loyalty, service and, to a lesser extent, price. Most regional markets have between three and six competitors, the majority of whom are small independent companies, with one or two competitors having a significantly higher market share than the others. The Company competes in many markets throughout West Virginia, Pennsylvania, Kentucky, Ohio, Virginia, Tennessee, Maryland, Delaware and North Carolina. The Company believes it has a strong or leading position in most of the markets it serves.

    While the Company competes with the distribution subsidiaries of the major industrial gas producers, the Company does not believe that the production of industrial gas provides these producers with a significant competitive advantage because in most cases, the cost for base gases represents a relatively minor component of the total selling price in comparison to the packaging and distribution expenses.

SUPPLIERS

    The Company purchases industrial gases pursuant to short-term supply arrangements and open purchase orders with three of the five major gas producers in the United States. One such producer accounted for approximately 80% of the Company's gas purchases in fiscal 1996. If any of these arrangements were terminated, the Company believes it would be able to readily secure an alternate source of supply.

    The Company purchases welding equipment and consumable supplies from approximately 85 primary vendors, of which purchases from the top five vendors represented approximately 61% of total purchases in fiscal 1996. Purchases from major vendors are made pursuant to purchase orders that are cancelable by the Company upon minimal notice. With supplier overcapacity in most product lines and high competitive rivalry for volume purchasers, large distributors such as the Company are generally able to purchase welding equipment and supplies from the vendor of their choice. This enables the Company to participate in vendor discount and rebate programs and obtain products at competitive costs.

    The Company purchases propane from pipeline sources at various supply points in its market areas, generally on a short-term basis at prevailing market prices. The Company historically has been able to adjust prices to customers to reflect changes in product cost, which varies with season and availability. The Company is not dependent upon any single supplier for propane and supplies have historically been readily available. A significant portion of the Company's propane sales are made to industrial customers. As a result, the Company's sales are less seasonal than those of many competitors in the propane market who focus on the residential segment. Because of the Company's off-peak season demand, the Company believes that it would be less likely than some distributors to be placed on allocation by suppliers during a period of tight supply and accordingly would receive adequate supplies to meet customer demand.

EMPLOYEES

    At December 31, 1996, the Company employed 441 people, of whom approximately 19% were covered by collective bargaining agreements. Historically, the Company has not been adversely affected by strikes or work stoppages. Approximately 58% of the Company's employees are hourly workers. The Company believes it has a skilled and motivated work force and that its relationship with employees is good. The Company believes that its wages and benefits, which reflect local conditions, are competitive with those provided by major competitors. All of the Company's hourly employees are currently paid wages at a rate that exceeds the current, and federally mandated increases in, the minimum wage. The Company believes it would not be materially impacted by future increases in the minimum wage.

    The Company believes that continuing education is necessary for its employees to achieve and maintain the skills required to be effective in today's competitive environment. At its Wheeling, West Virginia training center, the Company provides a variety of programs and courses covering all phases of operations, sales, safety and distribution. Key suppliers also provide employees product training relating primarily to welding and gas application technology.

PROPERTIES

    The Company owns approximately 290,000 cylinders, 7,000 bulk propane tanks and 250 bulk cryogenic tanks, generally ranging in size from 250 gallons to 11,000 gallons. Most cylinders and storage tanks are located at customer sites. Cylinders require minimal maintenance and have useful lives that the Company expects will extend on average for 50 years or longer. Bulk tanks have useful lives generally less than those of cylinders.

    The Company has 40 industrial gas and welding supply distribution locations in nine states, twelve of which also package and distribute propane. A typical location has two acres of property, 5,000 square feet of space used to warehouse hard goods, 5,000 square feet of space used for gas filling and cylinder storage and 2,000 square feet of space used for a retail showroom. The Company's headquarters are located in 20,000 square feet of space located in Wheeling, West Virginia.

    Most of the specialty gas products sold by the Company are purified, packaged and mixed at a facility operated by the Company in Evans City, Pennsylvania. This facility normally processes approximately 30,000 cylinders per month, but has capacity to process approximately 50% more volume, which the Company believes would be sufficient to meet increased volume requirements in the future.

    All of the Company's facilities are leased on terms which the Company believes are consistent with commercial rental rates prevailing in the surrounding rental market. See "Certain Relationships and Related
Transactions." The Company believes that its facilities are adequate for its needs and that its properties are generally in good condition, well maintained and suitable for their intended use.

REGULATORY MATTERS

    The Company is subject to federal and state laws and regulations adopted for the protection of the environment, and the health and safety of employees and users of its products. In addition, the Company voluntarily complies with applicable industry safety standards. Management believes that the Company is in substantial compliance with all such laws, regulations and standards currently in effect and that the cost of compliance with such laws, regulations and standards will not have a material adverse effect on the Company.

PRODUCT LIABILITY AND INSURANCE

    The Company maintains insurance coverage which it believes to be adequate. The nature of the Company's business may subject it to product liability lawsuits. To the extent that the Company is subject to claims which exceed its liability insurance coverage, such suits could have a material adverse effect on the Company. No such lawsuits are pending against the Company and the Company has not suffered any material losses from such lawsuits in the past.

LEGAL PROCEEDINGS

    The Company is not a party to any material pending legal proceedings.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

                                                                    YEARS
                                                                EXPERIENCE IN
                       NAME                           AGE         INDUSTRY                            POSITION
                       ----                           ---       -------------                         --------
Gary E. West......................................    60              27            Chairman of the Board of Directors
Lawrence E. Bandi.................................    42              23            President, Chief Executive Officer, Director
John R. Bushwack..................................    46              21            Executive Vice President, Chief Operating
                                                                                      Officer, Secretary, Director
Robert D. Scherich................................    36               1            Chief Financial Officer
Ben Exley, IV.....................................    50               1            Director
James P. Hart.....................................    42               1            Director
William A. Indelicato.............................    57              28            Director
R. Bruce Kraemer..................................    51              30            Director
August E. Maier...................................    67              14            Director


    GARY E. WEST, CHAIRMAN OF THE BOARD. Mr. West has served as Chairman of the Board of Directors of the Company since 1984. From 1970, when he purchased the Company, to March 1995, Mr. West served as President of the Company. Mr. West is primarily responsible for the growth and success of the Company. Mr. West has also served as President of West Rentals, Inc. and Equip Lease Corp. and Vice President of Acetylene Products Corp. since 1992, 1988 and 1985, respectively. See "Certain Relationships and Related Transactions." Since
June 1993, he has served as a director of WesBanco Wheeling, and since June 1990 he has served as a director of H.E. Newmann Co., a plumbing, heating and mechanical contracting company. Mr. West received his Bachelor of Science degree in Business Administration from West Liberty State College.

    LAWRENCE E. BANDI, PRESIDENT AND CHIEF EXECUTIVE OFFICER. Mr. Bandi has served as President and Chief Executive Officer of the Company since March 1995 and April 1991, respectively, and as a director of the Company since March 1984. Mr. Bandi has held various positions with the Company since joining it in 1974. Mr. Bandi is a Director of the Ohio Valley Industrial and Business Development Corporation, a private corporation established for the purpose of attracting various business entities to West Virginia. Mr. Bandi received his Bachelor of Science degree in Accounting from Wheeling College and his Masters in Business Administration degree from Wheeling Jesuit College.

    JOHN R. BUSHWACK, EXECUTIVE VICE PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR. Mr. Bushwack has served as the Executive Vice President, Chief Operating Officer and a director of the Company since January 1997. From 1991 to 1996, Mr. Bushwack served in various positions with the Company, including Executive Vice President of Sales and Acquisitions, Vice President of Sales and Acquisitions, Vice President of Sales and General Manager. From 1987 to 1990, Mr. Bushwack served as President of the Harvey Company, a gas distributor, and from 1990 to 1991 he served as Vice President and director of Linde Gases of the Great Lakes, also a gas distributor. In addition, Mr. Bushwack has been a director of Convenient Care Products Group, Ltd., a division of Westmoreland Health System, since 1991.

    ROBERT D. SCHERICH, CHIEF FINANCIAL OFFICER. Mr. Scherich has served as the Company's Chief Financial Officer since May 1996. From January 1993 to April 1996, he served as Controller and General Manager of Wheeling Pittsburgh Steel Corporation, a subsidiary of WHX Corporation, and from January 1988 to December 1993 he served as Division Controller of such corporation. Mr. Scherich was an accountant with Ernst & Whinney from 1981 to 1984. Mr. Scherich received his Bachelor of Science degree in Accounting from Pennsylvania State University and is a Certified Public Accountant.

    BEN EXLEY, IV, DIRECTOR. Mr. Exley was elected a Director of the Company in January 1997. He has served as the President of Ohio Valley-Clarksburg, Inc. since 1990 and Bailey Drug Company since 1993, both of which are pharmaceutical distributors and wholly-owned subsidiaries of Cardinal Health Inc. Mr. Exley has also served on the board of directors of several companies, including BankOne West Virginia N.A. since 1994, BankOne Wheeling-Steubenville N.A. since 1991 and Stone & Thomas, a chain of clothing department stores, since 1991. Mr. Exley is a graduate of West Virginia Wesleyan with a Bachelor of Science degree in Business Administration. He also holds a Masters in Business Administration degree from Northern Illinois University.

    JAMES P. HART, DIRECTOR. Mr. Hart was elected a director of the Company in January 1997. He has been Vice President and Chief Financial Officer of Industrial Scientific Corporation ("ISC"), a manufacturer of portable instruments used for detecting and monitoring a variety of gases, since August 1994. From March 1984 to August 1994, Mr. Hart was Treasurer and Controller of ISC. Mr. Hart holds a Bachelor of Science degree in Accounting from Scranton University.

    WILLIAM A. INDELICATO, DIRECTOR. Mr. Indelicato was elected a director of the Company in January 1997. Mr. Indelicato has been President of ADE Vantage, Inc., a business consulting firm which provides certain services to the Company, since July 1992. From 1988 to 1991, Mr. Indelicato served as General Business Director of Union Carbide Industries Gases Inc. Mr. Indelicato is also an associate professor of strategic management at Pace University in New York. Mr. Indelicato received his Bachelor of Science degree in Electrical Engineering from the University of Notre Dame and his Masters in Business Administration degree from Pace University.

    R. BRUCE KRAEMER, DIRECTOR. Mr. Kraemer was elected a Director of the Company in January 1997. He is the owner of Reading Supplies Inc., a distributor of pipe, valves and fittings. Mr. Kraemer was President of Weldco from 1985 to 1996 and a sales representative of Weldco from 1966 to 1985. Mr. Kraemer received a degree from the Ohio College of Applied Sciences.

    AUGUST E. MAIER, DIRECTOR. Mr. Maier was elected a Director of the Company in January 1997. He has served as Chief Executive Officer of Houston Fearless 79, a manufacturer of film processing equipment, since May 1995. From October 1987 to May 1995, Mr. Maier was Chief Executive officer of Holox, Inc., a manufacturer and distributor of industrial gases and welding equipment, which is wholly owned by Hoeklos Ltd. of Holland. Mr. Maier received his Bachelor of Science degree in Mechanical Engineering from the Indiana Institute of Engineering and his Masters in Business Administration degree from the Harvard Business School.

    Officers are elected annually and serve at the discretion of the Board of Directors.

BOARD OF DIRECTORS

    Prior to the Offering, the Board of Directors will be divided into three classes with terms expiring, respectively, at the annual meeting of shareholders in 1998 (Messrs. Bandi and Kraemer), 1999 (Messrs. Bushwack, Hart and West) and 2000 (Messrs. Exley, Indelicato and Maier).


    The Company's Board of Directors has established an Executive Committee, an Audit and Finance Committee, and a Nominating and Compensation Committee. The Executive Committee is comprised of Messrs. West, Bandi and Indelicato. The Executive Committee has authority to exercise most of the powers of the full Board during the intervals between meetings. The Audit and Finance Committee is made up of a majority of independent directors comprised of Messrs. Hart, Bushwack, Kraemer and Maier. The Audit and Finance Committee reviews the Company's accounting practices, internal accounting controls and financial results and oversees the engagement of the Company's independent auditors. The Nominating and Compensation Committee is comprised of Messrs. West, Indelicato and Exley. The Nominating and Compensation Committee establishes salaries, incentives and other forms of compensation for directors, officers and other employees of the Company, administers the Company's benefit plans and recommends policies relating to such plans, and administers the issuance of stock options and other awards under the Company's 1997 Stock Option Plan to all Company employees and directors, other than the members of such committee, and recommends to the Board of Directors nominees for election as directors, and periodically reviews potential candidates, including incumbent directors.


    The Company intends to pay each outside director a $1,000 fee for each Board meeting attended and a $500 fee for each Committee meeting attended. Directors are also reimbursed for certain reasonable expenses incurred in attending Board meetings. Officers of the Company do not receive any additional compensation for serving as members of the Board of Directors or any of its Committees.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid to the Chief Executive Officer and the two other executive officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to the Company for fiscal year 1996.

                                        SUMMARY COMPENSATION TABLE
                                                             ANNUAL COMPENSATION<F1>
                       NAME AND                              -----------------------         ALL OTHER
                  PRINCIPAL POSITION                          SALARY         BONUS          COMPENSATION
                  ------------------                         --------       --------        ------------
Gary E. West...........................................      $ 61,159       $125,000         $ 9,712<F3>
Chairman of the Board<F2>
Lawrence E. Bandi......................................        93,408        128,631          64,827<F3>
President and Chief Executive Officer
John R. Bushwack.......................................       110,238         46,500          32,260<F3>
Executive Vice President and Chief Operating Officer

--------
<F1> The named individuals did not receive any annual compensation not properly categorized as salary or bonus, except for certain perquisites and other personal benefits which are not shown because the value of such perquisites and other personal benefits provided by the Company did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus for the named executive officer for such year.

<F2> In addition to salary, Mr. West received S Corporation distributions as a shareholder of the Company.

<F3> Represents amounts accrued by the Company on behalf of Mr. Bandi and Mr.
     Bushwack in the amounts of $54,616 and $21,846, respectively, pursuant to deferred compensation agreements. Represents contributions by the Company to the pension and profit sharing plan accounts of Messrs. West, Bandi and Bushwack in the amount of $9,712 each. Represents premiums paid by the Company on behalf of Messrs. Bandi and Bushwack in the amounts of $499 and $702, respectively, for insurance to fund death, disability and retirement benefits under certain agreements.

BENEFIT PLANS

  1997 STOCK OPTION PLAN

    The Company adopted the 1997 Stock Option Plan (the "Plan") in February 1997. The Plan provides for the issuance of options to purchase up to 650,000 shares of Common Stock to key employees, officers and directors of the Company and is administered by the Nominating and Compensation Committee of the Board of Directors.


    The Company will grant to Lawrence E. Bandi, John R. Bushwack and each of the five independent directors options to purchase 42,000, 26,000 and 5,000 shares, respectively, of the Common Stock effective as of the closing of the Offering. The options vest three years after the date of the grant and have a term of ten years. The options are exercisable at a price equal to the fair market value of the shares of Common Stock on the date of the grant. In the case of key employees and officers, unexercised options granted under the Plan are subject to forfeiture upon termination of employment for any reason other than death, disability or normal retirement.


  401(K) PLAN

    The Company has a qualified 401(k) savings and retirement plan (the
"401(k) Plan"). Eligibility to participate in the 401(k) Plan requires an employee to have been employed with the Company for twelve months ("Eligible Employees"). The 401(k) Plan allows Eligible Employees to defer into their plan account a certain dollar amount or stated percentage of their salary, not to exceed statutorily mandated annual limits (the "Employee Contributions"). Eligible Employees are 100% vested in their Employee Contributions. The Company makes an annual contribution (the "Company Contribution") to all Eligible Employees' plan account in an amount equal to 5% of their salary or wages. Company Contributions vest over a term of seven years. The Company also makes a determination each year based upon performance as to the amount, if any, of additional contributions to be made to Eligible Employees' plan accounts. If a determination is made to make additional contributions in any year, such amounts are contributed on a pro rata basis to the plan accounts of Eligible Employees who made voluntary contributions during such year.

Distributions under the 401(k) Plan may be made at retirement, death, permanent disability or other termination of employment, in a lump sum payment.

CERTAIN AGREEMENTS WITH EXECUTIVE OFFICERS


    Lawrence E. Bandi and John R. Bushwack have entered into long-term deferred compensation agreements with the Company pursuant to which the Company has awarded units to Mr. Bandi and Mr. Bushwack having a value based upon a percentage of the value of the Company. For purposes of such agreements, the value of the Company is generally determined pursuant to a formula based upon a multiple of earnings before interest, income taxes, depreciation and amortization, subject to certain adjustments. The value of the units is adjusted annually. The interests of Mr. Bandi and Mr. Bushwack in their units vest either over a period of years or automatically upon the occurrence of certain transactions, including closing of the Offering. These agreements will be terminated immediately prior to the closing of the Offering and the Company will issue to Mr. Bandi and Mr. Bushwack 121,942 and 48,776 shares of Common Stock, respectively, in exchange for their units. In connection with the termination of these agreements, the Company will recognize a one-time, non-cash expense of $0.4 million in the period in which the closing of the Offering occurs.


    Lawrence E. Bandi and John R. Bushwack have entered into agreements with the Company whereby the Company has agreed to pay each of them, or their respective beneficiaries, certain death, disability and/or retirement benefits, provided that they are employed with the Company until their respective retirements or deaths, and that with respect to retirement benefits, they do not thereafter compete with the Company. In the event of the death or retirement of Mr. Bandi or Mr. Bushwack, the Company is obligated to make payments of $2,000 and $1,000 per month, respectively, for eighty-four months. In the event of disability, the Company is obligated to make payments of $2,000 and $1,000 per month, respectively, for the duration of the disability, but not after 65 years of age.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In January, 1997, the Company established a Compensation Committee comprised of Messrs. West, Indelicato and Exley. The Company did not have a compensation committee or other board committee performing equivalent functions prior to 1997. Messrs. West and Bandi made all decisions relating to executive officer compensation in 1996. None of the Company's directors serve on any other board which relationship would be construed to constitute a compensation committee interlock.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

    As permitted by the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), the Articles of the Company provide that (i) the Company is required to indemnify its directors and officers to the maximum extent permitted by Pennsylvania law, (ii) the Company may indemnify employees or agents to the maximum extent permitted by Pennsylvania law, (iii) the Company is required to advance expenses in defending a proceeding against its officers and directors and may advance such expenses to its employees and agents, upon receipt of an undertaking by such person to repay such amount if it is determined that such person is not entitled to indemnification, (iv) the rights conferred in the PBCL and in the Company's Articles are not exclusive,
(v) the Company may enter into agreements with any director, officer, employee or agent to provide indemnification rights as it deems appropriate and (vi) the Company is authorized to maintain insurance on behalf of its officers and directors, employees and agents.

    The Company has also adopted in its Articles and Bylaws a provision limiting a director's personal liability for monetary damages unless (i) the director has breached or failed to perform his or her duties under applicable law and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

    Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Company's Articles, Bylaws and the PBCL, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
                                      35

                      PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock immediately prior to the Offering and as adjusted to reflect the sale of shares offered hereby, for (i) each person known to the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) the Company's directors and named executive officers, (iii) each Selling Shareholder and (iv) all the Company's directors and executive officers as a group. Each named beneficial owner has sole voting and investment power.


                                          SHARES BENEFICIALLY        NUMBER OF       SHARES BENEFICIALLY
                                            OWNED PRIOR TO            SHARES             OWNED AFTER
                                               OFFERING               OFFERED           OFFERING<F1>
                                        ------------------------     ---------      -----------------------
                                         NUMBER          PERCENT                     NUMBER         PERCENT
                                        ---------        -------                    ---------       -------
Gary E. West<F2>...................     7,000,000         94.6             --       7,000,000         75.1
Lawrence E. Bandi<F3>..............       121,942          1.6         37,000          84,942         <F*>
John R. Bushwack<F3>...............        48,776         <F*>         15,000          33,776         <F*>
William A. Indelicato<F4>..........        96,366          1.3         30,000          66,366         <F*>
Ben Exley, IV......................           -0-           --             --              --           --
James P. Hart......................           -0-           --             --              --           --
R. Bruce Kraemer<F5>...............       100,000          1.4             --         100,000          1.1
August E. Maier....................           -0-           --             --              --           --
All directors and executive
  officers as a group..............     7,367,084         99.5         82,000       7,285,084         78.2

--------
<F*> Less than 1%.

<F1> Assumes no exercise of the Underwriters' over-allotment option.

<F2> Gary E. West beneficially owns and controls the shares indicated through six grantor retained annuity trusts.

<F3> Mr. Bandi is the President and Chief Executive Officer of the Company. Mr.
     Bushwack is the Executive Vice President and Chief Operating Officer of the Company. Each is also a director of the Company. See "Management."

<F4> Mr. Indelicato has been a director of the Company since January 1997 and provides consulting services to the Company through ADE Vantage, Inc. See "Certain Relationships and Related Transactions."

<F5> Subject to adjustment based upon the initial public offering price of the
     Common Stock. See "Certain Relationships and Related Transactions."


                THE RIGHT OF FIRST REFUSAL AGREEMENT

  In September 1991, in connection with the purchase by the Company of certain assets of Praxair, Inc. (``Praxair''), the Company, Mr. West and certain of his affiliates entered into a Right of First Refusal Agreement with Praxair. In March 1997, the parties to such agreement entered into an Amended and Restated Right of First Refusal Agreement (the ``Right of First Refusal Agreement'') in connection with the Company's reorganization. Pursuant to this agreement, if at any time during the term of the agreement the Company wishes to accept a third party offer to purchase all or a material part of the assets of the Company, or Mr. West and his affiliates wish to accept an offer to purchase shares of Capital Stock owned by them in a transaction that would result in Mr. West and his affiliates collectively owning less than 51% of the Company's issued and outstanding shares of Capital Stock on a fully diluted basis or owning less than 51% of the combined voting power of all outstanding voting securities of the Company, then Praxair will have a right of first refusal to match the offer. If within 30 days of the notice, Praxair elects to exercise its right of first refusal, it must purchase the Company's assets or Mr. West's and his affiliates' shares of Capital
Stock, as the case may be, at the same price and on the same terms as those offered by any third party. If within such 30 day period
Praxair elects not to exercise such right, or fails to make any election, Mr. West and his affiliates, or the Company, as the case may be, may consummate the proposed sale to such third party within 100 days of the expiration of such 30 day period. If such sale is not consummated within such 100 day period, Praxair will have a right of first refusal with respect to subsequent third party offers.

  In addition, in the absence of a third party offer, if (a) Mr. West and his affiliates wish to sell shares of Common Stock which would result in their owning collectively less than 51% or more of the Company's issued and outstanding shares of Common Stock, (b) the Company wishes to sell all or a material part of its assets, or (c) the Company wishes to issue additional shares, or options or securities exercisable or convertible into shares of Common Stock, pursuant to employee stock options, a public offering, private placement, merger, share exchange or otherwise, which in the aggregate on a fully diluted basis would result in Mr. West and his affiliates collectively owning less than 51% of all the issued and outstanding shares of Common Stock, then, as a condition to that transaction Mr. West and his affiliates must give notice of the proposed sale or issuance to Praxair and Praxair will have the right within 30 days of such notice to elect to purchase from Mr. West and his affiliates up to all of the issued and outstanding shares of Common Stock held by them (but not less than 51% of all of the issued and outstanding shares of the Company's Common Stock on a fully diluted basis) at the then prevailing market price. If within such 30 day period Praxair elects not to exercise such right, or fails to make any election, Mr. West and his affiliates, or the Company, as the case may be, may consummate the proposed sale or issuance within 100 days of the expiration of such 30 day period. If such sale is not consummated within such 100 day period, Praxair will have a right of first refusal with respect to subsequent third party offers. If within two years of any such sale to Praxair, Praxair acquires the remaining shares of Common Stock in a second step transaction at a price per share greater than that initially paid to Mr. West and his affiliates, it must pay to Mr. West and his affiliates the difference between the average price per share of Common Stock paid in such second step transaction and the price per share initially paid to Mr. West and his affiliates. Additionally, if within two years of any such sale, Praxair resells the Company's shares at a price per share which exceeds the price per share paid by it to Mr. West and his affiliates, Praxair will be required to turn over to Mr. West and his affiliates 50% of the profit therefrom.

  Praxair has agreed that until such time, if ever, as it acquires at least 51% of the issued and outstanding Capital Stock it will not acquire Capital Stock through public purchases or otherwise and will not seek to change the composition or the policies of the Company's Board of Directors. Mr. West has agreed with Praxair that he will not, nor will he cause or permit the Company to, take or permit any action which would result in his ceasing to be the beneficial owner of at least 51% of the issued and outstanding Capital Stock until September 1998. Mr. West has informed the Company that he does not currently intend to take, cause or permit the Company to take, any such action at any time during the term of the Right of First Refusal Agreement. The Right First Refusal Agreement expires in September 2006.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  WELDCO, INC.


    On October 11, 1996, the Company purchased substantially all of the assets of Weldco pursuant to a Purchase and Sale Agreement dated as of September 27, 1996 among the Company, Weldco and certain other persons (the "Weldco Purchase Agreement"). Approximately $7.9 million of the purchase price was paid by the delivery of the Company's promissory notes. Under the Weldco Purchase Agreement, Weldco (or its shareholders following liquidation) has the right, in the event of an initial public offering of the Company's Common Stock, to convert a portion of the indebtedness evidenced by the Company's promissory notes to shares of the Company's Common Stock based upon the initial public offering price of the Common Stock. Under this provision, Weldco has the right to receive 350,000 shares of the Common Stock in exchange for the cancellation of indebtedness in the amount of $2,800,000. The Company and Weldco have agreed that rather than issuing 350,000 shares to Weldco, the Company will prepay $1,720,000 under the Company's promissory notes and issue 135,000 shares of Common Stock to Weldco (or its shareholders) immediately prior to the closing of the Offering. The Company understands that certain shareholders of Weldco intend to purchase up to 100,000 shares of Common Stock in the Offering and that the Underwriters have agreed to reserve such number of shares for purchase by Weldco (or its shareholders). See "Underwriting." The Weldco Purchase Agreement further grants Weldco (or its shareholders) the right to cause the Company to purchase shares of Common Stock issued to Weldco (or its shareholders) pursuant to the conversion of indebtedness. Such right shall be exercised, if at all, within three years following the closing of the Offering based upon the initial public offering price plus interest from the date of issuance at the rate of 6.6% per annum. The Company expects that 235,000 shares will be subject to this right following the closing of the Offering.

  WEST RENTALS, INC.

    The Company leases 38 buildings from West Rentals, Inc., a West Virginia corporation ("West Rentals"), 35 of which are leased pursuant to a Master
Lease Agreement (the "Master Lease") and three of which are leased pursuant to pass-through subleases. Gary E. West, the Company's Chairman of the Board, is the sole shareholder of West Rentals. The Master Lease terminates on October 31, 2006 and may be renewed for an additional five-year term. Currently, the Company pays an aggregate of $132,118 a month to West Rentals as rent for all real property leased. In addition, the Company pays all utility bills and fees as well as all property and local taxes on the real property leased from West Rentals. In May 1996, the Company sold several of its properties to West Rentals for an aggregate purchase price of approximately $850,000, which purchase price was supported by a third-party appraisal.

    In addition, the Company rents cylinders and trailers from West Rentals and currently pays approximately $7,860 a month to West Rentals for such rentals. Employees of the Company provide occasional construction, maintenance and clerical related services to West Rentals. The Company bills West Rentals for such services on an hourly basis. Aggregate expenditures by the Company under the Master Lease and for rental of cylinders and trailers, for the fiscal year ended June 30, 1996, was approximately $932,624. The Company believes that the amounts it has paid for rental of real property, cylinders and trailers have not been less favorable than could have been obtained in arms-length transactions with unaffiliated third parties.

  ACETYLENE PRODUCTS CORP.

    On December 31, 1996, the Company terminated an oral take-or-pay agreement with Acetylene Products Corp. ("APC"), whose shareholders are all directors, officers or employees of the Company. The agreement obligated the Company to purchase a minimum quantity of acetylene on an annual basis regardless of whether it accepted delivery of the acetylene. During fiscal 1996 and the six months ended December 31, 1996, the Company paid APC $159,915 and $96,216, respectively. The Company also leases approximately 1,400 square feet of space located in Wheeling, West Virginia from APC for use as an employee training center at a cost of $700 per month. The lease has a one year term expiring in October 1997. Employees of the Company provide occasional construction, maintenance and clerical related services to APC. The Company bills APC for such services on an hourly basis and the amounts received in fiscal 1996 were $63,550. The Company believes that the current arrangements with APC are not less favorable than could be obtained in arms-length transactions with unaffiliated third parties.

    The Company and APC have formed a Pennsylvania business trust through which the Company conducts its operations in Pennsylvania. The financial results of the business trust are consolidated in the Company's financial statements. The Company and APC hold a 99% and 1% interest in the trust, respectively. The Company realizes certain tax benefits as a result of this structure. In fiscal 1996, a nominal amount of cash was distributed by the trust to APC.

  INDELICATO CONSULTING ARRANGEMENT

    The Company has entered into a consulting agreement (the "Consulting Agreement") with William A. Indelicato, a director of the Company, whereby Mr. Indelicato provides consulting services concerning all aspects of the Company's acquisition program. In return for his services, the Company accrues
"credits" for Mr. Indelicato in amounts based upon hours worked and hourly rates that vary depending upon criteria related to each particular acquisition. Mr. Indelicato can redeem accrued credits for cash at any time within seven years from the date of accrual. The amount of the accrued, unredeemed credits is adjusted proportionately following the end of each fiscal year based upon the increase (but not any decrease) in the Company's net worth since the end of the last fiscal year. In addition, Mr. Indelicato has the right, in connection with a public offering of the Common Stock, to exchange all or a portion of his accrued credits (excluding credits accrued for annual adjustments) for shares of Common Stock based on the book value per share of Common Stock as of the end of the fiscal year for which the credits were accrued, in which case the accrued credits for annual adjustments are cancelled. As of June 30, 1996, the total amount of the accrued credits was approximately $158,000. Mr. Indelicato will exchange all the accrued credits for 96,366 shares of Common Stock, of which 30,000 shares are being sold in the Offering. See "Principal and Selling Shareholders." Pursuant to the Consulting Agreement, the Company also retains ADE Vantage, Inc. ("ADE"), a consulting company wholly-owned by Mr. Indelicato, to support Mr. Indelicato in providing consulting services. The Company pays Mr. Indelicato a monthly retainer fee of $1,000 and reimburses his out-of-pocket expenses related to the performance of services. Payments to Mr. Indelicato and ADE for fiscal 1996 totaled $76,000. The term of the

Consulting Agreement expires on March 16, 1999, but either party may terminate it at any time. The Company intends to continue using the consulting services of Mr. Indelicato and ADE after the Offering.

  EQUIPLEASE, CORP.

    EquipLease Corp. ("EquipLease"), a corporation wholly-owned by Gary E. West, rents its one airplane and helicopter to the Company at an hourly rate of $220 and $150, respectively. The Company paid a total of $18,800 to EquipLease for rental of the airplane and helicopter during fiscal 1996. The Company believes that the arrangements with EquipLease have not been less favorable than could have been obtained in arms-length transactions with unaffiliated third parties.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of the Offering and assuming no exercise of outstanding options, the Company will have outstanding 9,320,084 shares of Common Stock (9,620,084 shares if the Underwriters' over allotment option is exercised in full). Of these shares, the 2,000,000 shares sold in the Offering will be immediately eligible for resale in the public market without restriction under the Securities Act, except for any shares purchased by an "Affiliate" (as that term is defined under the Securities Act) of the Company, which will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 7,320,084 shares of Common Stock outstanding following the Offering (the "Previously Issued Shares") are deemed to be "restricted securities" within the meaning of the Securities Act and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 promulgated under the Securities Act.


    All of the holders of the Previously Issued Shares have agreed to enter into agreements with the Company ("Lock-up Agreements") pursuant to which they will agree that, during the 180-day period after the date of this Prospectus, they will not, except with the prior consent of A.G. Edwards & Sons, Inc., offer, sell, contract to sell or grant an option to purchase any of such Previously Issued Shares. In addition, the Company has agreed that during such period it will not, without the prior consent of A.G. Edwards & Sons, Inc., offer, sell, contract to sell or grant an option to purchase any shares of Common Stock. See "Underwriting." At the expiration of such lock-up period all of the Previously Issued Shares will be eligible for sale, subject to the volume and other limitations of Rule 144.


    In general, under Rule 144, beginning 90 days after the date of this Prospectus, an Affiliate of the Company or other person (or persons whose shares are aggregated) who has beneficially owned Previously Issued Shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 9,620,084 shares immediately after the offering, if the Underwriters' over-allotment option is exercised in full) or (ii) the average weekly trading volume of the Company's Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.


    Previously Issued Shares may also be resold (i) to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A and (ii) in an off-shore transaction complying with Rules 903 or 904 of Regulation S under the Securities Act.

    An employee of the Company who purchased shares or was awarded options to purchase shares pursuant to a written compensatory plan or contract meeting the requirements of Rule 701 under the Securities Act is entitled to rely on the resale provisions of Rule 701 under the Securities Act which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

    Following the effectiveness of the registration statement covering the shares of Common Stock offered hereby, the Company will register under the Securities Act the shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan covering 650,000 shares. The Company expects that this registration will automatically become effective upon filing. Accordingly, shares registered under such registration statement and acquired pursuant to the Plan will be available for sale in the open market upon the expiration of the public sale restrictions described below (see "Underwriting"), subject to Rule 144 volume limitations applicable to Affiliates, except to the extent such shares are subject to vesting restrictions with the Company.

    Prior to the Offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

                              THE REORGANIZATION

    The business of the Company historically has been conducted through Valley National Gases, Inc., a West Virginia corporation (the "Operating Company"). Prior to the closing of the Offering, a holding company structure will be implemented by having the shareholders of the Operating Company exchange their shares of common stock of the Operating Company for shares of Common Stock of the Company, which is a newly organized Pennsylvania corporation. The Company will then contribute all of the outstanding common stock of the Operating Company to its wholly owned subsidiary, Valley National Gases Delaware, Inc., a Delaware corporation.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK


    The Company's Articles provide for authorized capital stock to consist of 30,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. The Company will have outstanding, immediately prior to the issuance and sale of shares of Common Stock pursuant to the Offering, 7,402,084 shares of Common Stock. Upon the closing of the Offering, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding stock options, the Company will have outstanding 9,320,084 shares of Common Stock and no shares of Preferred Stock.


COMMON STOCK

    Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors or preemptive rights to purchase or subscribe for any stock or other securities. Subject to the prior rights of the holders of any shares of Preferred Stock, if any, which subsequently may be issued and outstanding, holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for the purpose. Such dividends shall not be cumulative. The holders of Common Stock shall share ratably in all assets remaining after payment of liabilities. Additional shares of authorized Common Stock may be issued without shareholder approval. All of the shares of Common Stock are, and the shares to be sold in the Offering will be, upon issuance and payment therefor, fully paid and non-assessable.

PREFERRED STOCK

    The Board has the authority to issue up to an aggregate of 5,000,000 shares of Preferred Stock from time to time in one or more series, without shareholder approval. The Board has the authority to establish from time to time the number of shares to be included in each such series, dividend rate, redemption and liquidation rights and terms, sinking fund provisions, if any, for the redemption or purchase of shares, conversion terms and conditions, if any, voting rights, if any, and to set the designation of the series and to fix and determine the relative rights and preferences of the shares of each such series and any qualifications, limitations or restrictions thereof. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on the holders of Common Stock by delaying or preventing a change of control of the Company, making removal of the present management of the Company more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock. The Company has no current plans to issue any Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK


    Upon the completion of the Offering, there will be 20,029,916 shares of Common Stock and 5,000,000 shares of Preferred Stock available for future issuance without shareholder approval, taking into consideration the 650,000 shares of Common Stock reserved for issuance upon exercise of outstanding options. These additional shares may be issued for a variety of proper corporate purposes, including raising additional capital, corporate acquisitions, and employee benefit plans. Except as contemplated by the 1997 Stock Option Plan and other possible employee benefit or stock purchase plans, the Company does not currently have any plans to issue additional shares of Common Stock or Preferred Stock.


    One of the effects of the existence of unissued and unreserved Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the shareholders of opportunities to sell their shares of Common Stock at prices higher than the prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company pursuant to the operation of the 1997 Stock Option Plan, or otherwise.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S ARTICLES AND BYLAWS

    Certain provisions of the Articles could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board determines that such takeover is not in the best interests of the Company and its shareholders. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. However, the following provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of shareholders deemed such an attempt to be in their best interests.

PENNSYLVANIA ANTI-TAKEOVER LAWS

  The Company has elected to have the "anti-takeover" provisions of Subchapters 25E, F, G and H of the Pennsylvania Business Corporation Law ("PBCL") relating to "business combinations" with "interested shareholders" not apply to the Company. However, other provisions of the PBCL provide that directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the community in which it is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies' interests. The PBCL expressly provides that directors do not violate their fiduciary duties solely by relying on poison pills or the anti-takeover provisions of the PBCL.

ARTICLES OF INCORPORATION

    Classified Board of Directors. The Articles provide for the Board of Directors to be divided into three classes of Directors serving three-year terms. The initial terms of the Class I, Class II and Class III directors are set to expire at the end of the 1998 annual shareholders meeting, the 1999 annual shareholders meeting and the 2000 annual shareholders meeting, respectively. At each annual meeting of shareholders beginning in 1998, successors to the directors whose term expires at the annual meeting shall be elected to a three year term, with each director to hold office until a successor has been duly elected and qualified. As a result, approximately one-third of the Board of Directors will be elected each year. The Board of Directors believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors.

    The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board even though such an attempt might be beneficial to the Company and its shareholders. The existence of a classified board could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can show cause and obtain the requisite vote.

    Number of Directors; Removal. The Articles provide that the Board of Directors will consist of at least three (3) but not more than ten (10) directors with the exact number to be fixed from time to time by resolution adopted by a majority of the Board of Directors. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Articles provide that any director or the entire Board of Directors, may be removed only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors. This charter provision prevents a shareholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

    Special Meetings of Shareholders. The Articles provide that special meetings of the shareholders of the Company may be called only by the Chairman, the President or a majority of the members of the Board of Directors.

    Amendment of Certain Provisions of the Articles. The Articles generally require the affirmative vote of the holders of at least two-thirds of the outstanding shares of the voting stock of the Company entitled to vote generally in the election of directors in order to amend charter provisions concerning (i) the classified Board of Directors, (ii) the removal of directors, (iii) the amendment of the Bylaws, (iv) the calling of special meetings of the shareholders, (v) indemnification of officers and directors,
(vi) limitation of director liability, (vii) the opting out of certain anti-takeover provisions and (viii) the supermajority voting requirements described in this paragraph. These voting requirements make it more difficult for shareholders to make changes in the Articles designed to facilitate the exercise of control over the Company. However, this provision shall be inapplicable at any time at which the holders of at least a majority of the voting stock of the Company shall be Praxair, its subsidiaries and/or its affiliates (and in each case permitted successors and assigns thereof) if they shall have acquired such voting stock pursuant to a transaction required or permitted by the Right of First Refusal Agreement, and at any such time, any provisions contained in such Articles may be amended or repealed by the affirmative vote of the holders of at least a majority of the outstanding shares of the voting stock of the Company, at a regular or special meeting of shareholders or upon the written consent of the holders of at least a majority of such outstanding shares of voting stock.

BYLAWS

    Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws establish an advance notice procedure for the nomination, other than by or at the director of the Board of Directors or a committee thereof, of candidates for election as director and for other shareholder proposals to be considered at shareholder meetings.

    Notice of shareholder proposals and director nominations must be timely given in writing to the secretary of the Company prior to the meeting at which the matters are to be acted upon or at which the directors are to be elected. To be timely, notice must be received at the principal executive offices of the Company not less than sixty (60) days prior to the shareholder meeting.

    A shareholder's notice to the secretary with respect to a shareholder proposal shall set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address of the shareholder proposing such business,
(iii) the class or series and number of shares of stock of the Company which are owned beneficially or of record by such shareholder and the name and address under which such stock is issued and (iv) a description of any material interest of such shareholder in such business. A shareholder's notice to the secretary with respect to a director nomination shall set forth (i) certain information about the nominee, (ii) the signed consent of the nominee to serve as a director of the Company if elected, (iii) the name and address of the nominating shareholder and (iv) the class or series and number of shares of stock of the Company which are beneficially owned by such shareholder and the name and address under which such stock is held.

    The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other shareholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about those matters.

SHARE OWNERSHIP


     After the consummation of this Offering, Mr. West will be the beneficial owner of approximately 75.1% of the Common Stock (72.8% if the Underwriters' over-allotment option is exercised in full). At such point in time as Mr. West would cease to be the beneficial owner of at least 51% of the Common Stock, Praxair will have the right to exercise its right of first refusal. See "The Right of First Refusal Agreement." Control by Mr. West or Praxair of a majority of the Common Stock will prevent third parties from acquiring control of the Company and may deter third parties from seeking to acquire large minority positions of the Company's Common Stock.


TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                                 UNDERWRITING

    Subject to the terms and conditions of an Underwriting Agreement among the Company, the Selling Shareholders, and A.G. Edwards & Sons, Inc. and Oppenheimer & Co., Inc. (the "Representatives"), the underwriters listed below (the "Underwriters") have severally agreed to purchase from the Company and the Selling Shareholders the aggregate number of shares of the Company's Common Stock set forth opposite their respective names below:


                                                                                NUMBER OF
                                UNDERWRITER                                      SHARES
                                -----------                                     ---------
A.G. Edwards & Sons, Inc...................................................
Oppenheimer & Co., Inc.....................................................
        Total..............................................................     2,000,000
                                                                                =========


    Pursuant to the terms of the Underwriting Agreement, the Underwriters will acquire the shares of Common Stock offered hereby from the Company and the Selling Shareholders at the public offering price set forth on the cover page hereof less the underwriting discounts and commissions set forth on the cover page. The Underwriters propose to offer the shares to the public at the public offering price set forth on the cover page. Some of the shares offered to the public will be sold to certain dealers at the public offering price less a
dealers' concession not in excess of $             per share. The Underwriters
and such dealers may allow a discount not in excess of $             per share
to other dealers. After the shares are released for sale to the public, the public offering price and other terms may be varied by the Representatives.

    The nature of the obligations of the Underwriters is such that if any of the shares offered hereby are purchased, all of such shares must be purchased.


    The Company has granted to the Underwriters an option for 30 days to purchase (at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus) up to 300,000 additional shares. The Underwriters may exercise such option only to cover over-allotments of shares made in connection with the sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.


    The Company and holders of Previously Issued Shares have agreed to enter into Lock-up Agreements pursuant to which they will agree that they will not, for 180 days from and after the date of this Prospectus, sell, offer to sell, or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company (other than shares offered hereby, shares issuable pursuant to a plan for employees or shareholders in effect on the date of this Prospectus, and Common Stock issuable on conversion of securities or exercise of warrants or options outstanding on the date of this Prospectus) without the prior written consent of A.G. Edwards & Sons, Inc.

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the shares of Common Stock will be negotiated among the Company and the Representatives. In addition to prevailing market conditions, among the factors that may be considered in determining the initial public offering price of the shares of Common Stock are the Company's historical financial performance, estimates of the business potential and earning prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to the market valuations of companies in similar business.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

    In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 300,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, A.G. Edwards & Sons, Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.


    The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


    The Underwriters have reserved approximately 200,000 shares of Common Stock for sale, at the initial public offering price, to employees of the Company and certain other individuals. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.


                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby has been passed upon for the Company and the Selling Shareholders by Bryan Cave LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Peper, Martin, Jensen, Maichel and Hetlage, St. Louis, Missouri.

                                    EXPERTS

    The audited financial statements and related schedules included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

                            ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission, Washington, D.C. (the "Commission"), a Registration Statement (the "Registration Statement") on Form S-1 under the Securities Act, with respects to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549, and at its regional offices at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, Suite 1300, New York, New York 10048, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains an Internet Web site (http://www.sec.gov.) that contains such documents filed electronically by the Company with the Commission through its Electronic Data Gathering, Analysis and Retrieval System (EDGAR) filing system. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                          VALLEY NATIONAL GASES, INC.

                                INDEX TO FINANCIAL STATEMENTS
                                                                                               PAGE
                                                                                               ----

VALLEY NATIONAL GASES, INC.

    Condensed Balance Sheets as of June 30, 1996 and December 31, 1996 (unaudited)........      F-2

    Unaudited Condensed Statements of Operations for the six month periods ended December
     31, 1995 and 1996....................................................................      F-4

    Statements of Changes in Shareholder's Equity for the year ended June 30, 1996 and the
     six month period ended December 31, 1996 (unaudited).................................      F-5

    Unaudited Condensed Statements of Cash Flows for the six month periods ended December
     31, 1995 and 1996....................................................................      F-6

    Notes to Unaudited Condensed Financial Statements.....................................      F-7

    Report of Independent Public Accountants..............................................     F-11

    Balance Sheets as of June 30, 1995 and 1996...........................................     F-12

    Statements of Operations for the three years ended June 30, 1994, 1995 and 1996.......     F-14

    Statements of Changes in Shareholder's Equity for the three years ended
      June 30, 1994, 1995 and 1996........................................................     F-15

    Statements of Cash Flows for the three years ended June 30, 1994, 1995 and 1996.......     F-16

    Notes to Financial Statements.........................................................     F-17

WELDCO, INC.

    Report of Independent Public Accountants..............................................     F-26

    Balance Sheets as of December 31, 1995 and September 30, 1996 (Unaudited).............     F-27

    Statements of Operations for the year ended December 31, 1995 and the nine month
      period ended September 30, 1996 (Unaudited)..........................................    F-29

    Statements of Changes in Shareholder's Equity for the year ended December 31, 1995
      and the nine month period ended September 30, 1996 (Unaudited)......................     F-30

    Statements of Cash Flows for the year ended December 31, 1995 and the nine month
      period ended September 30, 1996 (Unaudited).........................................     F-31

    Notes to Financial Statements.........................................................     F-32

                          VALLEY NATIONAL GASES, INC.

                                               CONDENSED BALANCE SHEETS
                                                                                                                    PRO FORMA
                                                                               JUNE 30,          DECEMBER 31,      DECEMBER 31,
                                  ASSETS                                         1996               1996          1996 (NOTE 6)
                                  ------                                       --------          ------------     --------------
                                                                                                 (UNAUDITED)        (UNAUDITED)
CURRENT ASSETS:
    Cash and cash equivalents..............................................   $ 4,148,546        $ 3,406,886      $  3,406,886
    Restricted cash........................................................       400,000                 --                --
    Accounts receivable, net of allowance for doubtful accounts of $140,000
      and $259,423, respectively...........................................     6,701,939          9,954,160         9,954,160
    Inventory..............................................................     4,157,906          7,108,020         7,108,020
    Prepaids and other.....................................................       832,899            797,719           797,719
                                                                              -----------        -----------      ------------
        Total current assets...............................................    16,241,290         21,266,785        21,266,785
                                                                              -----------        -----------      ------------
PROPERTY, PLANT AND EQUIPMENT:
    Land...................................................................         7,000              7,000             7,000
    Buildings and improvements.............................................     2,664,460          3,379,283         3,379,283
    Equipment..............................................................    30,788,676         35,737,114        35,737,114
    Transportation equipment...............................................     5,758,581          6,367,548         6,367,548
    Furniture and fixtures.................................................     1,937,110          2,037,860         2,037,860
                                                                              -----------        -----------      ------------
        Total property, plant and equipment................................    41,155,827         47,528,805        47,528,805
    Accumulated depreciation...............................................   (18,029,419)       (21,782,406)      (21,782,406)
                                                                              -----------        -----------      ------------
        Net property, plant and equipment..................................    23,126,408         25,746,399        25,746,399
                                                                              -----------        -----------      ------------
OTHER ASSETS:
    Intangibles, net of amortization of $1,745,353 and $2,368,920,
      respectively.........................................................     5,902,885         15,061,249        15,061,249
    Deposits and other assets..............................................       220,265            396,294           396,294
                                                                              -----------        -----------       -----------
        Total other assets.................................................     6,123,150         15,457,543        15,457,543
                                                                              -----------        -----------       -----------
TOTAL ASSETS...............................................................   $45,490,848        $62,470,727       $62,470,727
                                                                              ===========        ===========       ===========

  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

                                               CONDENSED BALANCE SHEETS
                                                                                                                    PRO FORMA
                                                                               JUNE 30,          DECEMBER 31,      DECEMBER 31,
                   LIABILITIES AND SHAREHOLDER'S EQUITY                          1996                1996         1996 (NOTE 6)
                   ------------------------------------                        --------          -----------      --------------
                                                                                                 (UNAUDITED)       (UNAUDITED)
CURRENT LIABILITIES:
    Current maturities of long-term debt...................................   $ 2,736,814        $ 4,181,927       $ 4,181,927
    Accounts payable, trade................................................     2,835,920          3,606,578         3,606,578
    Accrued compensation and employee benefits.............................     2,970,987          3,037,794         3,037,794
    Other current liabilities..............................................       479,126            731,071           731,071
    Accrued distribution to shareholders...................................            --                 --        10,100,000
                                                                              -----------        -----------       -----------
        Total current liabilities..........................................     9,022,847         11,557,370        21,657,370

LONG-TERM DEBT, less current maturities....................................    19,506,728         31,534,974        31,534,974

DEFERRED INCOME TAXES......................................................            --                 --         4,200,000

OTHER LONG-TERM LIABILITIES................................................       590,181          1,467,589         1,467,589
                                                                              -----------        -----------       -----------
        Total liabilities..................................................    29,119,756         44,559,933        58,859,933
                                                                              -----------        -----------       -----------
COMMITMENTS
SHAREHOLDER'S EQUITY:
    Preferred stock, par value, $.01 per share--5,000,000 shares authorized, no shares issued
    Common stock, par value, $.001 per share--Authorized, 30,000,000 shares
      Issued, 18,300,653 shares............................................        18,301             18,301            18,301
    Paid-in-capital........................................................        95,914             95,914            95,914
    Treasury stock, 11,300,653 shares at cost..............................    (3,705,000)        (3,705,000)       (3,705,000)
    Retained earnings......................................................    19,961,877         21,501,579         7,201,579
                                                                              -----------        -----------       -----------
        Total shareholder's equity.........................................    16,371,092         17,910,794         3,610,794
                                                                              -----------        -----------       -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY.................................   $45,490,848        $62,470,727       $62,470,727
                                                                              ===========        ===========       ===========

  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

                           UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
                                                                                     SIX MONTHS ENDED
                                                                                       DECEMBER 31,
                                                                              ------------------------------
                                                                                 1995               1996
                                                                              -----------        -----------
NET SALES..................................................................   $24,137,833        $33,777,288

COST OF PRODUCTS SOLD, excluding depreciation and amortization.............    10,678,417         15,504,275
                                                                              -----------        -----------
        Gross profit.......................................................    13,459,416         18,273,013
                                                                              -----------        -----------
EXPENSES:
    Operating and administrative...........................................     9,195,589         12,567,193
    Depreciation and amortization..........................................     1,998,708          2,934,240
                                                                              -----------        -----------
        Total expenses.....................................................    11,194,297         15,501,433
                                                                              -----------        -----------
        Income from operations.............................................     2,265,119          2,771,580
                                                                              -----------        -----------
INTEREST EXPENSE...........................................................       675,296            992,851
                                                                              -----------        -----------
OTHER INCOME/(EXPENSE):
    Interest and dividend income...........................................       164,318            173,098
    Rental income (expense)................................................        31,310            (10,080)
    Gain (loss) on disposal of assets......................................        (9,481)           (17,630)
    Other income (expense).................................................       119,890              4,628
                                                                              -----------        -----------
        Total other income.................................................       306,037            150,016
                                                                              -----------        -----------
NET INCOME.................................................................   $ 1,895,860        $ 1,928,745
                                                                              ===========        ===========

                                                                                  PRO FORMA INFORMATION
                                                                                       (UNAUDITED)
                                                                              ------------------------------
Net income.................................................................   $ 1,895,860        $ 1,928,745
Pro forma income taxes.....................................................       758,344            771,498
                                                                              -----------        -----------
Pro forma net income.......................................................   $ 1,137,516        $ 1,157,247
                                                                              ===========        ===========
Pro forma net income per share.............................................   $      0.16        $      0.14
                                                                              ===========        ===========
Pro forma weighted average number of shares outstanding....................     7,267,074          8,335,282
                                                                              ===========        ===========

  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

                                     STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                                        FOR THE YEAR ENDED JUNE 30, 1996 AND
                                       THE SIX MONTHS ENDED DECEMBER 31, 1996
                                     COMMON STOCK                           TREASURY STOCK                             TOTAL
                                 ---------------------     PAID-IN-    -------------------------      RETAINED     SHAREHOLDER'S
                                   SHARES      AMOUNT      CAPITAL       SHARES        AMOUNT         EARNINGS        EQUITY
                                 ----------    -------     --------    ----------    -----------    -----------    -------------
BALANCE, June 30, 1995........   18,300,653    $18,301           --    11,300,653    $(3,705,000)   $17,482,478     $13,795,779

    Net income................           --         --           --            --             --      4,100,928       4,100,928

    Contribution of capital...           --         --      $95,914            --             --             --          95,914

    Dividends paid............           --         --           --            --             --     (1,621,529)     (1,621,529)
                                 ----------    -------      -------    ----------    -----------    -----------     -----------

BALANCE, June 30, 1996........   18,300,653     18,301       95,914    11,300,653     (3,705,000)    19,961,877      16,371,092

    Net income................           --         --           --            --             --      1,928,745       1,928,745

    Dividends paid............           --         --           --            --             --       (389,043)       (389,043)
                                 ----------    -------      -------    ----------    -----------    -----------     -----------

BALANCE, December 31, 1996
  (Unaudited).................   18,300,653    $18,301      $95,914    11,300,653    $(3,705,000)   $21,501,579     $17,910,794
                                 ==========    =======      =======    ==========    ===========    ===========     ===========

  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

                                UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
                                                                                     SIX MONTHS ENDED
                                                                                       DECEMBER 31,
                                                                               -----------------------------
                                                                                  1995              1996
                                                                               -----------       -----------
Net cash provided by operating activities..................................    $ 2,414,937       $ 1,186,735
                                                                               -----------       -----------
Cash flows from investing activities:
    Proceeds from disposal of assets.......................................         30,609            24,353
    Purchases of property and equipment....................................     (1,288,438)       (1,377,456)
    Business acquisitions, net of cash acquired............................     (5,161,389)       (4,827,247)
    Change in restricted cash..............................................             --           400,000
                                                                               -----------       -----------
Net cash used by investing activities......................................     (6,419,218)       (5,780,350)
                                                                               -----------       -----------
Cash flows from financing activities:
    Proceeds from borrowings...............................................      5,524,087         5,511,102
    Principal payments on loans............................................     (1,452,921)       (1,270,104)
    Dividends paid.........................................................       (316,845)         (389,043)
                                                                               -----------       -----------
Net cash provided (used) by financing activities...........................      3,754,321         3,851,955
                                                                               -----------       -----------
Net change in cash and cash equivalents....................................       (249,960)         (741,660)

Cash and cash equivalents, beginning of period.............................      3,854,889         4,148,546
                                                                               -----------       -----------
Cash and cash equivalents, end of period...................................    $ 3,604,929       $ 3,406,886
                                                                               ===========       ===========
Supplemental cash flow information:

    Cash payments for interest.............................................    $   675,296       $   814,226
                                                                               ===========       ===========
  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION:

    The financial statements of Valley National Gases, Inc. (the Company) presented herein are unaudited. Certain information and footnote disclosures normally prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the Company believes that all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation have been made, interim periods are not necessarily indicative of the financial results of operations for a full year. As such, these financial statements should be read in conjunction with the financial statements and notes thereto included or incorporated by reference in the Company's audited financial statements for the period ending June 30, 1996.

2. INVENTORY:

    Inventory is carried at the lower of cost or market using the first-in, first-out (FIFO) method.

    The components of inventory are as follows:

                                                        JUNE 30,       DECEMBER 31,
                                                          1996             1996
                                                       ----------      ------------
                                                                        (UNAUDITED)
Hardgoods.........................................     $3,529,294       $5,978,689
Gases.............................................        628,612        1,129,331
                                                       ----------       ----------
                                                       $4,157,906       $7,108,020
                                                       ==========       ==========

3. ACQUISITIONS:

    The Company acquires businesses engaged in the distribution of industrial, medical and specialty gases and related welding supplies and accessories. Acquisitions have been recorded using the purchase method of accounting and, accordingly, results of their operations have been included in the Company's financial statements since the effective dates of the respective acquisitions.

    The Company purchased Weber Gas & Welding Supply Co. Inc. for an aggregate purchase price of approximately $ 1,549,000 in August, 1996.


    On October 10, 1996, the Company purchased substantially all of the assets of Weldco Inc. (Weldco) pursuant to a Purchase and Sale Agreement (the Weldco Purchase Agreement) for approximately $11.1 million. Approximately $7.9 million of the purchase price was paid by promissory notes from the Company. Under the Weldco Purchase Agreement, Weldco shareholders have the right, in the event of an initial public offering of the Company's common stock, to convert a portion of the Company's promissory notes to shares of the Company's common stock at the initial public offering price. Under this provision, Weldco shareholders have the right to receive 350,000 shares of the common stock in exchange for the cancellation of indebtedness in the amount of $2,800,000. The Company and Weldco shareholders have agreed that rather than issuing 350,000 shares, the Company will prepay $1,720,000 under the Company's promissory notes and issue 135,000 shares of common stock to Weldco shareholders immediately prior to the closing of the Offering. The Company understands that certain Weldco shareholders intend to purchase up to 100,000 shares of common stock in the Offering. The Weldco Purchase Agreement further grants Weldco shareholders the right to cause the Company to purchase shares of common stock issued to Weldco shareholders pursuant to the conversion of indebtedness for a period of three years following the closing of the Offering at the initial public offering price plus interest from the date of issuance at the rate of 6.6% per annum. The Company expects that 235,000 shares will be subject to this right following the closing of the Offering. Accordingly, such shares will not be classified as shareholders' equity. The Company's payment obligation is secured by a letter of credit.

                          VALLEY NATIONAL GASES, INC.

    In connection with these acquisitions, the total purchase price, fair value of assets acquired, cash paid and liabilities assumed were as follows:

                                                                                     FOR THE SIX
                                                                                     MONTHS ENDED
                                                                                     DECEMBER 31,
                                                                                         1996
                                                                                     ------------
                                                                                      (UNAUDITED)
Cash paid.......................................................................     $ 5,150,032
Notes issued to sellers.........................................................       8,822,187
Notes payable and capital leases assumed........................................         405,674
Other liabilities assumed and acquisition costs.................................       4,921,766
                                                                                     -----------
Total purchase price allocated to assets acquired...............................     $19,299,659
                                                                                     ===========

4. LONG-TERM DEBT:

    Long-term debt consists of the following:

                                                                                       JUNE 30,          DECEMBER 31,
                                                                                         1996                1996
                                                                                      -----------        ------------
                                                                                                         (UNAUDITED)
    Revolving Note, interest at LIBOR plus 2% payable monthly through September
      2003. Secured by the assets of the Company................................      $        --        $10,162,514
    Term note, interest equal to Revolving Note, payable monthly through
      September 1999. Secured by the assets of the Company......................               --         12,690,476
    Acquisitions offering revolving line of credit, interest at prime rate minus
      .125%, as defined, payable in full on November, 1997 or if notified by the bank in equal monthly installments. Secured by the assets of the
      Company...................................................................        9,748,696                 --
    Term note, interest at prime rate, as defined, payable in monthly installments through November 2000. Secured by the assets of the
      Company...................................................................        7,000,010                 --
    Term note, interest at prime rate minus .125%, as defined, payable in monthly installments through April 2002. Secured by the assets of the
      Company...................................................................          833,330                 --
    Term note, interest at prime rate plus 1%, as defined, payable in monthly
      installments through April 2005. Secured by the assets of the Company.....        1,048,184                 --
    Convertible notes, interest at 6.6% payable annually through October 2003.
      Secured by letter of credit and certain assets of the Company.............               --          7,886,721
    Notes payable, interest at 7.0% payable monthly through July 2003. Secured
      by certain assets of the Company..........................................               --            910,657
    Individuals and corporations, mortgages and notes, interest at 2.978% to
      10.50%, payable at various dates through 2010.............................        3,843,591          4,283,839
                                                                                      -----------        -----------
                                                                                       22,473,811         35,934,207
    Original issue discount.....................................................         (230,269)          (217,306)
    Current maturities..........................................................       (2,736,814)        (4,181,927)
                                                                                      -----------        -----------
    Total long-term debt........................................................      $19,506,728        $31,534,974
                                                                                      ===========        ===========

    Prime rate was 8.25% and LIBOR was 5.625% at December 31, 1996.

    On October 4, 1996, the Company executed a three year revolving credit agreement with Bank One for the purpose of refinancing the then existing revolving credit agreement with NationsBank and to provide additional acquisition capital. This agreement provides for a term note of $13,000,000 at a variable interest rate based upon

                          VALLEY NATIONAL GASES, INC.

prime or LIBOR, depending on the Company's funded debt to EBITDA ratio, payable monthly through September of 2003. The agreement also provides for a revolving note with a maximum of $25,000,000 at a variable interest rate equal to that of the term note payable monthly through September of 1999. A commitment fee of $32,500 was paid upon acceptance of the agreement. These notes are secured by the Company's accounts receivable, equipment, inventory, and general intangibles, and the proceeds thereof. The agreement also contains various financial covenants including minimum fixed charge coverage, maximum of funded debt to EBITDA, and minimum net worth level.

5. SUBSEQUENT EVENTS:

A. INITIAL PUBLIC OFFERING AND REORGANIZATION


    In connection with the initial public offering (the Offering) by the Company, the following transactions occurred on April 9, 1997:


    a. Termination of the Company's S Corporation status. In connection with the termination of S Corporation status, the Company intends to declare a distribution (the S Corporation Distribution) of all of its undistributed earnings, estimated to be $10.1 million as of December 31, 1996. In addition, the Company will be required to record a deferred tax liability with a corresponding one-time tax provision of approximately $4.2 million in accordance with SFAS No. 109.


    b. The reorganization, whereby Valley National Gases, Inc., a West Virginia corporation has become an indirect wholly owned subsidiary of Valley Natural Gases Incorporated, a Pennsylvania corporation by exchange of stock. Valley National Gases Incorporated has authorized common stock of 30,000,000 shares, par value $.001 and authorized preferred stock of 5,000,000 shares, par value $.01.

    c. Issuance of 267,084 shares of common stock as part of compensation agreements with certain executive officers and directors. In connection with these compensation arrangements, the Company will incur an expense of approximately $1.9 million in the period in which the closing of the Offering occurs.


    d. The cancellation of treasury stock of Valley National Gases, Inc.

    Accordingly, the Company's shareholders' equity accounts and the number of shares in the accompanying financial statements have been retroactively restated to give effect to the reorganization and increase in authorized capital stock.

B. BUSINESS ACQUISITIONS

    On January 30, 1997, the Company entered into a letter of intent for the purchase of all the outstanding shares of an industrial gas and welding supply distributor for approximately $3.5 million. On February 28, 1997, the Company entered into another letter of intent for the purchase of substantially all of the assets of an industrial gas and welding supply distributor for approximately $3.8 million. The Company is proceeding with due diligence and the negotiation of definitive purchase agreements. These acquisitions will be financed by borrowings under the Company's credit facility. The Company does not anticipate consummation of these transactions prior to the closing of the Offering.

C. 1997 STOCK OPTION PLAN

    The Company adopted the 1997 Stock Option Plan (the "Plan") in February 1997. The Plan provides for the issuance of options to purchase up to 650,000 shares of Common Stock to key employees, officers and directors of the Company and is administered by the Nominating and Compensation Committee of the Board of Directors.

    The Company will grant to two executives and each of the five independent directors options to purchase 46,000, 26,000 and 5,000 shares, respectively, of the Common Stock effective as of the closing of the Offering. The options vest three years after the date of the grant and have a term of ten years. The options are exercisable at a price equal to the fair market value of the shares of Common Stock on the date of the grant. In the case of key employees and

                          VALLEY NATIONAL GASES, INC.

officers, unexercised options granted under the Plan are subject to forfeiture upon termination of employment for any reason other than death, disability or normal retirement.

D. Right of First Refusal

  In September 1991, in connection with the purchase by the Company of certain assets of Praxair, Inc. (``Praxair''), the Company, Mr. West and certain of his affiliates entered into a Right of First Refusal Agreement with Praxair. In March 1997, the parties to such agreement entered into an Amended and Restated Right of First Refusal Agreement (the ``Right of First Refusal Agreement'') in connection with the Company's reorganization. Pursuant to this agreement, if at any time during the term of the agreement the Company wishes to accept a third party offer to purchase all or a material part of the assets of the Company, or Mr. West and his affiliates wish to accept an offer to purchase shares of capital stock of the Company (the ``Capital Stock'') owned by them in a transaction that would result in Mr. West and his affiliates collectively owning less than 51% of the Company's issued and outstanding shares of Capital Stock on a fully diluted basis or owning less than 51% of the combined voting power of all outstanding voting securities of the Company, then Praxair will have a right of first refusal to match the offer. In addition, in the absence of a third party offer, if (a) Mr. West and his affiliates wish to sell shares of Common Stock which would result in their owning collectively less than 51% or more of the Company's issued and outstanding shares of Common Stock,
(b) the Company wishes to sell all or a material part of its assets, or
(c) the Company wishes to issue additional shares, or options or securities exercisable or convertible into shares of Common Stock, pursuant to employee stock options, a public offering, private placement, merger, share exchange or otherwise, which in the aggregate on a fully diluted basis would result in Mr. West and his affiliates collectively owning less than 51% of all the issued and outstanding shares of Common Stock, then Praxair will have the right to purchase from Mr. West and his affiliates up to all of the issued and outstanding shares of Common Stock held by them (but not less than 51% of all of the issued and outstanding shares of the Company's Common Stock on a fully diluted basis) at the then prevailing market price.
If Praxair does purchase shares of Capital Stock from Mr. West and his affiliates as described in this paragraph, then Mr. West and his affiliates will be bound by certain non-compete provisions, as described in the Right of First Refusal Agreement, for a period of three years from such purchase. See ``The Right of First Refusal Agreement.''

6. PRO FORMA INFORMATION (UNAUDITED):

    The pro forma balance sheet as of December 31, 1996 reflects an anticipated S Corporation Distribution, estimated to be approximately $10.1 million at that date, and the recording of a deferred tax liability of approximately $4.2 million upon termination of the Company's S Corporation status.


    The pro forma adjustments for income taxes included in the accompanying income statements are based upon the statutory rates in effect for C Corporations during the periods presented. Pro forma earnings per share were calculated by dividing pro forma net income by the weighted average shares outstanding for each period. The weighted average number of shares outstanding used to calculate the pro forma net income per share is based on the historical weighted average number of shares outstanding using an assumed offering price of $8 per share as adjusted to reflect (i) the assumed issuance of 1,068,208 shares to fund the excess of dividends (including the estimated S Corporation Distribution) over net income for the six months ended December 31, 1996 (ii) the issuance of 170,718 shares of common stock to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements, and (iii) the issuance of 96,366 shares of common stock to a director immediately prior to the closing of the Offering, pursuant to a right under a consulting agreement to convert deferred consulting payments to common stock. In connection with these compensation arrangements, the Company will incur an expense of approximately $1.9 million ($2.2 million gross compensation net of related accruals of $0.3 million) in the period in which the closing of the Offering occurs.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Valley National Gases, Inc.:

    We have audited the accompanying balance sheets of Valley National Gases, Inc. (an S corporation) as of June 30, 1995 and 1996, and the related statements of operations, changes in shareholder's equity and cash flows each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley National Gases, Inc. as of June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.


Pittsburgh, Pennsylvania,
  August 13, 1996
  (except for the matters discussed in
  Note 10 as to which the date is
  April 9, 1997)

                          VALLEY NATIONAL GASES, INC.

                                            BALANCE SHEETS
                                                                                               JUNE 30,
                                                                                    -------------------------------
                                     ASSETS                                             1995               1996
                                     ------                                         ------------       ------------
CURRENT ASSETS:
    Cash and cash equivalents...................................................    $  3,454,889       $  4,148,546
    Restricted cash.............................................................         400,000            400,000
    Accounts receivable, net of allowance for doubtful accounts of $140,000 in
      1995 and 1996.............................................................       5,228,190          6,701,939
    Inventory...................................................................       2,933,340          4,157,906
    Prepaids and other..........................................................         493,819            832,899
                                                                                    ------------       ------------
        Total current assets....................................................      12,510,238         16,241,290
                                                                                    ------------       ------------
PROPERTY, PLANT AND EQUIPMENT:
    Land........................................................................         146,242              7,000
    Buildings and improvements..................................................       3,533,507          2,664,460
    Equipment...................................................................      26,182,328         30,788,676
    Transportation equipment....................................................       4,448,081          5,758,581
    Furniture and fixtures......................................................       1,228,580          1,937,110
                                                                                    ------------       ------------
        Total property, plant and equipment.....................................      35,538,738         41,155,827
    Accumulated depreciation....................................................     (16,632,432)       (18,029,419)
                                                                                    ------------       ------------
        Net property, plant and equipment.......................................      18,906,306         23,126,408
                                                                                    ------------       ------------
OTHER ASSETS:
    Intangibles, net of amortization of $552,560 and $1,745,353 respectively....       1,861,589          5,902,885
    Deposits and other assets...................................................         142,714            220,265
                                                                                    ------------       ------------
        Total other assets......................................................       2,004,303          6,123,150
                                                                                    ------------       ------------
TOTAL ASSETS....................................................................    $ 33,420,847       $ 45,490,848
                                                                                    ============       ============

  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

                                           BALANCE SHEETS
                                                                                              JUNE 30,
                                                                                    -----------------------------
                      LIABILITIES AND SHAREHOLDER'S EQUITY                             1995              1996
                      ------------------------------------                          -----------       -----------
CURRENT LIABILITIES:
    Current maturities of long-term debt........................................    $ 2,134,583       $ 2,736,814
    Accounts payable, trade.....................................................      1,919,682         2,835,920
    Accrued compensation and employee benefits..................................      1,819,687         2,970,987
    Other current liabilities...................................................        308,804           479,126
                                                                                    -----------       -----------
            Total current liabilities...........................................      6,182,756         9,022,847

LONG-TERM DEBT, less current maturities.........................................     12,964,092        19,506,728

OTHER LONG-TERM LIABILITIES.....................................................        478,220           590,181
                                                                                    -----------       -----------
            Total liabilities...................................................     19,625,068        29,119,756
                                                                                    -----------       -----------
COMMITMENTS
SHAREHOLDER'S EQUITY:
    Preferred stock, par value; $.01 per share-5,000,000 shares authorized; no shares issued
    Common stock, par value, $.001 per share-Authorized, 30,000,000 shares;
      Issued, 18,300,653 shares.................................................         18,301            18,301
    Paid-in-capital.............................................................             --            95,914
    Treasury stock, 11,300,653 shares at cost...................................     (3,705,000)       (3,705,000)
    Retained earnings...........................................................     17,482,478        19,961,877
                                                                                    -----------       -----------
            Total shareholder's equity..........................................     13,795,779        16,371,092
                                                                                    -----------       -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY......................................    $33,420,847       $45,490,848
                                                                                    ===========       ===========

  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

                                             STATEMENTS OF OPERATIONS
                                                                                 FOR THE YEARS ENDED JUNE 30,
                                                                          -------------------------------------------
                                                                             1994            1995            1996
                                                                          -----------     -----------     -----------
NET SALES.............................................................    $39,166,027     $44,914,252     $53,611,979

COST OF PRODUCTS SOLD, excluding depreciation and amortization........     16,844,386      19,931,377      23,617,062
                                                                          -----------     -----------     -----------
        Gross profit..................................................     22,321,641      24,982,875      29,994,917
                                                                          -----------     -----------     -----------
EXPENSES:
    Operating and administrative......................................     15,704,048      17,688,338      20,295,254
    Depreciation and amortization.....................................      2,789,657       3,111,516       4,699,608
                                                                          -----------     -----------     -----------
        Total expenses................................................     18,493,705      20,799,854      24,994,862
                                                                          -----------     -----------     -----------
        Income from operations........................................      3,827,936       4,183,021       5,000,055
                                                                          -----------     -----------     -----------
INTEREST EXPENSE......................................................      1,037,845       1,071,794       1,561,081
                                                                          -----------     -----------     -----------
OTHER INCOME/(EXPENSE):
    Interest and dividend income......................................        161,063         268,313         332,133
    Rental income.....................................................         50,964          61,460          81,565
    (Loss) gain on disposal of assets.................................         (1,491)         25,211          (5,095)
    Other income......................................................         60,510          88,753         253,351
                                                                          -----------     -----------     -----------
        Total other income............................................        271,046         443,737         661,954
                                                                          -----------     -----------     -----------
NET INCOME............................................................    $ 3,061,137     $ 3,554,964     $ 4,100,928
                                                                          ===========     ===========     ===========

                                                                                     PRO FORMA INFORMATION
                                                                                          (UNAUDITED)
                                                                          -------------------------------------------

Net Income............................................................    $ 3,061,137     $ 3,554,964     $ 4,100,928
Pro forma income taxes................................................      1,224,455       1,421,986       1,640,371
                                                                          -----------     -----------     -----------
Pro forma net income..................................................    $ 1,836,682     $ 2,132,978     $ 2,460,557
                                                                          ===========     ===========     ===========
Pro forma net income per share........................................    $      0.25     $      0.29     $      0.30
                                                                          ===========     ===========     ===========
Pro forma weighted average number of shares outstanding...............      7,267,074       7,267,074       8,335,282
                                                                          ===========     ===========     ===========

  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

                                  STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                 FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                                COMMON STOCK                         TREASURY STOCK                             TOTAL
                            ---------------------    PAID-IN-   -------------------------     RETAINED      SHAREHOLDER'S
                              SHARES      AMOUNT     CAPITAL      SHARES        AMOUNT        EARNINGS         EQUITY
                            ----------    ------     --------   ----------    -----------    -----------    -------------

BALANCE, June 30, 1993...   18,300,653    $18,301    $     --   11,300,653    $(3,705,000)   $13,216,073     $ 9,529,374

    Net income...........           --         --          --           --             --      3,061,137       3,061,137

    Dividends paid.......           --         --          --           --             --       (942,531)       (942,531)
                            ----------    -------    --------   ----------    -----------    -----------     -----------

BALANCE, June 30, 1994...   18,300,653     18,301          --   11,300,653     (3,705,000)    15,334,679      11,647,980

    Net income...........           --         --          --           --             --      3,554,964       3,554,964

    Dividends paid.......           --         --          --           --             --     (1,407,165)     (1,407,165)

BALANCE, June 30, 1995...   18,300,653     18,301          --   11,300,653     (3,705,000)    17,482,478      13,795,779
                            ----------    -------    --------   ----------    -----------    -----------     -----------

    Net income...........           --         --          --           --             --      4,100,928       4,100,928

    Contribution of
      capital............           --         --      95,914           --             --             --          95,914

    Dividends paid.......           --         --          --           --             --     (1,621,529)     (1,621,529)
                            ----------    -------    --------   ----------    -----------    -----------     -----------

BALANCE, June 30, 1996...   18,300,653    $18,301     $95,914   11,300,653    $(3,705,000)   $19,961,877     $16,371,092
                            ==========    =======    ========   ==========    ===========    ===========     ===========

  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

                                        STATEMENTS OF CASH FLOWS
                                                                         FOR THE YEAR ENDED JUNE 30,
                                                               -----------------------------------------------
                                                                  1994              1995              1996
                                                               -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income..............................................   $ 3,061,137       $ 3,554,964       $ 4,100,928
    Adjustments to reconcile net income to net cash provided
      by operating activities--
        Depreciation........................................     2,520,392         2,737,188         3,437,208
        Amortization........................................       269,265           374,328         1,262,400
        Loss (gain) on disposal of assets...................         1,491           (25,211)            5,095
        Other long-term liabilities.........................         1,712            67,571           111,725
        Changes in operating assets and liabilities--
            Accounts receivable.............................      (242,692)         (256,165)         (527,257)
            Inventory.......................................       (34,158)         (353,250)         (151,906)
            Prepaids and other..............................      (255,523)         (468,183)         (308,617)
            Accounts payable, trade.........................       372,551           233,207           421,667
            Accrued compensation and employee benefits......       236,513           437,852          (462,280)
            Other current liabilities.......................       161,702          (103,541)           45,073
            Deposits and other assets.......................      (121,871)          118,620          (511,465)
                                                               -----------       -----------       -----------
                Net cash provided by operating activities...     5,970,519         6,317,380         7,422,571
                                                               -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from disposal of assets........................        37,565            66,230           903,621
    Purchases of property and equipment.....................    (2,907,967)       (4,426,384)       (3,646,899)
    Business acquisitions, net of cash acquired.............    (1,209,266)       (2,806,545)       (6,435,879)
                                                               -----------       -----------       -----------
                Net cash used by investing activities.......    (4,079,668)       (7,166,699)       (9,179,157)
                                                               -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from borrowings................................     1,642,954         4,996,063         6,530,000
    Principal payments on loans.............................    (2,546,626)       (1,965,495)       (2,458,228)
    Dividends paid..........................................      (942,531)       (1,407,165)       (1,621,529)
                                                               -----------       -----------       -----------
                Net cash provided by (used for) financing
                   activities...............................    (1,846,203)        1,623,403         2,450,243
                                                               -----------       -----------       -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................        44,648           774,084           693,657
CASH AND CASH EQUIVALENTS, at beginning of year.............     2,636,157         2,680,805         3,454,889
                                                               -----------       -----------       -----------
CASH AND CASH EQUIVALENTS, at end of year...................   $ 2,680,805       $ 3,454,889       $ 4,148,546
                                                               ===========       ===========       ===========

  The accompanying notes are an integral part of these financial statements.

                          VALLEY NATIONAL GASES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION:

    Valley National Gases, Inc. (the Company), formerly Valley Welding Supply Co., is an S corporation. The Company produces, packages and resells industrial gases, specialty gases and propane; and resells welding hardgoods and equipment. The Company has been in operation since 1958 and currently operates in nine states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH EQUIVALENTS

    For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    The Company holds a certificate of deposit of $400,000 which is restricted cash. This certificate of deposit is pledged as collateral for a bank loan (original amount $1,250,000) and will be released as collateral when the principal balance of the loan is reduced to $850,000.

    The Company invested in certain repurchase agreements during the year ended June 30.

                                                         1995             1996
                                                      ----------       ----------
WestBanco Bank--principal.........................    $2,377,990       $3,038,249
               --accrued interest.................        56,518           74,607
                                                      ----------       ----------
                                                      $2,434,508       $3,112,856
               --weighted average maturity........      144 days         133 days

Bank One--principal...............................    $  691,811       $  476,479
        --accrued interest .......................         3,613              216
                                                      ----------       ----------
                                                      $  695,424       $  476,695
        --weighted average maturity...............        4 days            1 day

Balance as of June 30.............................    $3,129,932       $3,589,551
Average amount outstanding........................     2,602,130        2,554,678
Maximum amount outstanding........................     3,129,932        3,589,551

    Securities underlying the agreements exceed the repurchase liability and consist primarily of certificates of deposit and U.S. government securities held on behalf of the Company. These agreements are collectible upon demand by the Company.

INVENTORY

    Inventory is carried at the lower of cost or market using the first-in, first-out (FIFO) method.

    The components of inventory for the year ended June 30 were as follows:

                                                         1995             1996
                                                      ----------       ----------
Hardgoods.........................................    $2,545,862       $3,529,294
Gases.............................................       387,478          628,612
                                                      ----------       ----------
                                                      $2,933,340       $4,157,906
                                                      ==========       ==========

                          VALLEY NATIONAL GASES, INC.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the properties while leasehold improvements are amortized over the shorter of their useful life or the term of the lease as follows:

                                                      YEARS
                                                     -------
Buildings and improvements........................   10 - 25
Cylinders.........................................      12
Equipment other than cylinders....................      7
Transportation equipment..........................    3 - 7
Furniture and fixtures............................    3 - 7

    The cost of maintenance and repairs is charged to operations as incurred. Major renewals and betterments are capitalized.

INTANGIBLES

    Intangibles consist of noncompetition agreements, goodwill, consulting agreements and deferred loan origination costs. Costs pursuant to noncompetition agreements entered into in connection with business acquisitions are amortized over the terms of the arrangements. Goodwill represents costs in excess of net assets of businesses acquired and is amortized on a straight-line basis over 15 years. The Company assesses the recoverability of goodwill by determining whether it can be recovered through projected undiscounted cash flows. Consulting agreements are entered into with the owners of various businesses acquired by the Company and require such owners to be available to perform services upon the Company's request. Consulting payments are made regardless of the number of hours of service performed and are payable to the consultant's successor upon death. Consulting costs are amortized over the term of the agreement. Deferred loan origination costs are amortized over the term of the related debt.

INCOME TAXES

    The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the historical financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the shareholder's personal income tax return and are taxed based on the shareholder's personal tax strategy.

    Certain events, including the public offering of the Company's Common Stock, will automatically terminate its S Corporation status, thereby subjecting future income to federal and state income taxes at the corporate level. Due to temporary differences in recognition of revenue and expenses, income for financial reporting purposes has exceeded income for income tax purposes. Accordingly, the application of the provisions of SFAS No. 109, "Accounting for Income Taxes" will result in the recognition of deferred tax liabilities (and a corresponding one-time charge to expense) in the period in which the initial public offering occurs. If the S Corporation status had been terminated as of December 31, 1996, this liability would have been approximately $4,200,000.

REVENUE RECOGNITION

    Revenues are recognized for product sales when such goods are received by the customer. Additionally, revenues from cylinder leases are reported ratably over the terms of the leases.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company adopted the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," during fiscal 1996.

                          VALLEY NATIONAL GASES, INC.

    The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate that value:

        CASH AND CASH EQUIVALENTS--The carrying amount approximates fair value because of the short maturity of those instruments.

        LONG-TERM DEBT--The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

    The estimated fair values of the Company's financial instruments as of June 30, 1996 are as follows:

                                                                     CARRYING
                                                                      AMOUNT         FAIR VALUE
                                                                    ----------       ----------
Cash and cash equivalents........................................   $4,148,546       $4,148,546
Restricted cash..................................................      400,000          400,000
Term notes.......................................................    8,881,524        8,881,524
Acquisitions offering revolving line of credit...................    9,748,696        9,748,696

    The fair values and carrying amounts of the Company's term notes and acquisitions offering revolving line of credit are deemed to be approximately equivalent as they bear interest at floating rates which are based upon current market rates.

SUPPLEMENTAL CASH FLOW INFORMATION

                                                                 FOR THE YEAR ENDED JUNE 30,
                                                        ---------------------------------------------
                                                           1994              1995             1996
                                                        -----------       ----------       ----------
Cash paid for certain items:
    Cash payments for interest....................      $   869,197       $1,082,625       $1,503,680
Noncash investing and financing activities:
    Retirement of long-term notes.................      $10,289,547       $       --       $       --
    Payment of accrued interest on notes..........          123,055               --               --
Noncash portion of refinancing note issued........      $10,412,602       $       --       $       --

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

    Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

3. ACQUISITIONS:

    The Company acquires businesses engaged in the distribution of industrial, medical and specialty gases and related welding supplies and accessories. Acquisitions have been recorded using the purchase method of accounting and, accordingly, results of their operations have been included in the Company's financial statements since the effective dates of the respective acquisitions.

    During fiscal 1996, the Company purchased four businesses. The largest of these acquisitions and their effective dates included Quest Welding Supply (September 1995) and Wootten Industries, Inc. (December 1995). The aggregate purchase price for all acquisitions amounted to approximately $6,695,000.

                          VALLEY NATIONAL GASES, INC.

    During fiscal 1995, the Company purchased six businesses. The largest of these acquisitions and their effective dates included Evans Welding Supply Co. (December 1994), Allegheny LP Gas (February 1995). The aggregate purchase price for all acquisitions amounted to approximately $3,776,000.

    During fiscal 1994, the Company purchased three businesses for an aggregate purchase price of approximately $1,643,000.

    In connection with these acquisitions, the total purchase price, fair value of assets acquired, cash paid and liabilities assumed for the year ended June 30 were as follows:

                                                           1994             1995             1996
                                                        ----------       ----------       ----------
Cash paid.........................................      $1,060,847       $2,806,545       $6,435,879
Notes issued to sellers...........................         582,500          969,298          259,417
Notes payable and capital leases assumed..........              --          132,274          176,678
Other liabilities assumed and acquisition costs...              --          337,482          682,142
                                                        ----------       ----------       ----------
Total purchase price allocated to assets
  acquired........................................      $1,643,347       $4,245,599       $7,554,116
                                                        ==========       ==========       ==========

    The following presents unaudited estimated pro forma operating results as if the 1996 and 1995 acquisitions had been consummated on July 1, 1994. These pro forma results have been prepared for comparable purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of July 1, 1994, or of results which may occur in the future. Pro forma net income includes an adjustment for income taxes as if the Company had been taxed as a C Corporation (see Note 11).


                                           YEARS ENDED JUNE 30,
                                       ---------------------------
                                           1995            1996
                                       -----------     -----------
Net sales..........................    $55,813,000     $57,816,000
Net income.........................      3,345,000       4,036,000
Pro forma net income...............      2,007,000       2,422,000
Pro forma net income per share.....           0.28            0.29


4. MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

    The Company markets its products to a diverse customer base in unrelated industries and, as such, does not have any significant concentrations of credit risk. No one customer accounted for greater than 10% of revenues in 1994, 1995 and 1996.

5. INTANGIBLE ASSETS:

    Intangible assets were recorded at the date of acquisition at their allocated cost. Amortization is provided over the estimated useful lives of the assets as disclosed below:

                                 AMORTIZATION     ORIGINAL     ACCUMULATED       BALANCE AT        BALANCE AT
                                    PERIOD          COST       AMORTIZATION     JUNE 30, 1996     JUNE 30, 1995
                                 ------------    ----------    ------------     -------------     -------------
Noncompetition agreements.....    3-7 years      $4,242,161     $1,095,784        $3,146,377        $1,040,997
Consulting agreements.........    1-3 years       1,556,077        503,687         1,052,390                 -
Goodwill......................     15 years       1,642,699        116,921         1,525,778           762,651
Deferred financing and
  organization costs..........    5-12 years        207,301         28,961           178,340            57,941
                                                 ----------     ----------        ----------        ----------
                                                 $7,648,238     $1,745,353        $5,902,885        $1,861,589
                                                 ==========     ==========        ==========        ==========

                          VALLEY NATIONAL GASES, INC.

6. LONG-TERM DEBT:

    Long-term debt consists of the following as of June 30:

                                                                       1995            1996
                                                                    -----------     -----------
Acquisitions offering revolving line of credit, interest at prime rate minus .125%, as defined, payable in full on November, 1997 or if notified by the bank in equal monthly installments.
  Secured by the assets of the Company...........................   $ 3,218,696     $ 9,748,696
Term note, interest at prime rate, as defined, payable in monthly installments through November 2000. Secured by the assets of
  the Company....................................................     8,615,390       7,000,010
Term note, interest at prime rate minus .125%, as defined,
  payable in monthly installments through April 2002. Secured by
  the assets of the Company......................................       976,190         833,330
Term note, interest at prime rate plus 1%, as defined, payable in monthly installments through April 2005. Secured by the assets
  of the Company.................................................     1,118,300       1,048,184
Individuals and corporations, mortgages and notes, interest at
  2.978% to 10.00%, payable at various dates through 2010........     1,139,266       3,843,591
Wayne County Commission note, interest at 80% of prime, as
  defined, payable at various dates through 1996.................        30,833              --
                                                                    -----------     -----------
                                                                     15,098,675      22,473,811
Original issue discount..........................................            --        (230,269)
Current maturities...............................................    (2,134,583)     (2,736,814)
                                                                    -----------     -----------
Total long-term debt.............................................   $12,964,092     $19,506,728
                                                                    ===========     ===========

    Prime rate was 8.25% at June 30, 1996.

    On April 15, 1994, the Company entered into a loan agreement with NationsBank. The agreement provides for borrowings in the form of a revolving operating line of credit, a term loan and an acquisitions offering line of credit.

    Combined borrowings under the agreement can amount to $31,000,000. As of June 30, 1996, the Company's borrowings under the agreement amounted to $17,582,036. Borrowings bear interest at the bank's prime rate minus .125%. A commitment fee of $10,000 was paid upon acceptance of the agreement and .25% is payable upon each draw of the acquisitions offering line of credit. These fees totaled $16,325 for the year ended June 30, 1996. The agreement also contains various financial covenants including current ratio, working capital, tangible net worth, leverage, interest coverage and debt service.

    A $400,000 certificate of deposit, accounts receivable, inventory, equipment and vehicles are pledged as collateral on the above notes and acquisitions offering line of credit used to finance or refinance the purchase of those assets. Additionally, letters of credit of $1,896,667 at June 30, 1996 serve as collateral on the individual notes.

    On October 4, 1996, the Company executed a three year revolving credit agreement with Bank One for the purpose of refinancing the then existing revolving credit agreement with NationsBank and to provide additional acquisition capital. This agreement provides for a term note of $13,000,000 at a variable interest rate based upon prime or LIBOR, depending on the Company's funded debt to EBITDA ratio, payable monthly through September of 2003. The agreement also provides for a revolving note with a maximum of $25,000,000 at a variable interest rate equal to that of the term note payable monthly through September of 1999. A commitment fee of $32,500 was paid upon acceptance of the agreement. These notes are secured by the Company's accounts receivable, equipment, inventory, and general intangibles, and the proceeds thereof. The agreement also contains various financial covenants including minimum fixed charge coverage, maximum of funded debt to EBITDA, and minimum net worth level.

                          VALLEY NATIONAL GASES, INC.

    The schedule of maturities as amended for the new credit agreements for the next five years and thereafter is as follows as of June 30, 1996:

FISCAL YEAR ENDING
    JUNE 30,
------------------
   1997.......................   $ 2,727,604
   1998.......................     2,715,913
   1999.......................     2,567,400
   2000.......................     2,271,295
   2001.......................     2,030,952
   Thereafter.................     9,930,378
                                 -----------
   Total......................   $22,243,542
                                 ===========

7. PENSION PLANS:

    The Company sponsors a defined contribution pension plan for employees. All employees are eligible to participate in the Company-sponsored plan after meeting the age and service requirements. Contributions to the plan are based on a percentage of employees' compensation. Pension expense for this plan was $232,066, $337,139 and $413,077, respectively, in 1994, 1995 and 1996.

    Certain management employees are also covered by unfunded deferred compensation agreements which provide supplemental retirement benefits. The cost of these contracts is being accrued over the period of active employment of the covered employees. The costs of the deferred compensation plans charged to expense were $17,543, $83,206 and $78,203, respectively, in 1994, 1995 and 1996.

    The Company also maintains a profit sharing plan for its employees. Profit sharing payments are based on a discretionary amount determined annually by the Board of Directors and are paid as additional contributions to the pension plan. In 1994, 1995 and 1996, the amount of additional contributions to be distributed to the employees' pension plan amounted to $61,233, $83,506 and $91,961, respectively.

8. LEASE OBLIGATIONS:

    The Company leases real estate at several locations for use as branch stores and warehouses. Certain equipment is also leased. All of the leases, which are with related and unrelated parties, are classified as operating leases. The lease terms expire at various dates through the year 2006, with options to renew for periods of three to five years. Lease expenses charged to operations were $915,745, $1,330,394 and $1,541,898, respectively, in 1994,
1995 and 1996.

    Minimum future rental payments under noncancelable operating leases for each of the next five years are as follows:

FISCAL YEAR ENDING
    JUNE 30,                          REAL ESTATE     EQUIPMENT       TOTAL
------------------                    -----------     ---------     ----------
   1997............................    $1,746,294     $105,549      $1,851,843
   1998............................     1,629,948       73,963       1,703,911
   1999............................     1,576,248       66,720       1,642,968
   2000............................     1,558,746       60,360       1,619,106
   2001............................     1,541,244       41,175       1,582,419
                                      -----------     ---------     ----------
   Totals..........................    $8,052,480     $347,767      $8,400,247
                                      ===========     =========     ==========

                          VALLEY NATIONAL GASES, INC.

9. RELATED PARTY TRANSACTIONS:

    The Company leases buildings and equipment, rents cylinders and has sales and purchase transactions with related parties, including the sole shareholder and corporations owned by the sole shareholder and officers of the Company. These transactions and balances for the year ended June 30 are summarized as follows:

                                                                                1994         1995         1996
                                                                              --------     --------     --------
Transactions--
    Lease of buildings and equipment.......................................   $731,020     $857,205     $932,624
    Rental of aircraft.....................................................     26,100       26,100       18,800
Purchases of acetylene and services........................................    271,016      267,657      159,915
Sales of material and services.............................................    183,453          533          379
Balances--
    Accounts receivable--trade.............................................        280           --           --
    Noncurrent receivable..................................................     10,016           --           --

    During 1996, the Company realized a gain of $95,914 on the sale of various operating properties to a related party for a total sale price of $850,000. This gain was reflected as additional paid-in-capital in the accompanying financial statements.

    The Company has entered into a master lease agreement for virtually all of its operating properties, including those sold in 1996, with this related party. The terms of this master lease agreement are ten years with annual minimum lease payments of $1,278,600 with renewal options and have been accounted for as operating leases in the accompanying financial statements.

    The Company has entered into a consulting agreement (the "Consulting Agreement") with William A. Indelicato, a director of the Company, whereby Mr. Indelicato provides consulting services concerning all aspects of the Company's acquisition program. In return for his services, the Company accrues
"credits" for Mr. Indelicato in amounts based upon hours worked and hourly rates that vary depending upon criteria related to each particular acquisition. Mr. Indelicato can redeem accrued credits for cash at any time within seven years from the date of accrual. The amount of the accrued, unredeemed credits is adjusted proportionately following the end of each fiscal year based upon the increase (but not any decrease) in the Company's net worth since the end of the last fiscal year. In addition, Mr. Indelicato has the right, in connection with a public offering of the Common Stock, to exchange all or a portion of his accrued credits (excluding credits accrued for annual adjustments) for shares of Common Stock based on the book value per share of Common Stock as of the end of the fiscal year for which the credits were accrued, in which case the accrued credits for annual adjustments are cancelled. As of June 30, 1996, the total amount of the accrued credits was approximately $158,000. Mr. Indelicato will exchange all the accrued credits for 96,366 shares of Common Stock, of which 30,000 shares are being sold in the Offering. Pursuant to the Consulting Agreement, the Company also retains ADE Vantage, Inc. ("ADE"), a consulting company wholly-owned by Mr. Indelicato, to support Mr. Indelicato in providing consulting services. The Company pays Mr. Indelicato a monthly retainer fee of $1,000 and reimburses his out-of-pocket expenses related to the performance of services. Payments to Mr. Indelicato and ADE for fiscal 1996 totaled $76,000. The term of the Consulting Agreement expires on March 16, 1999, but either party may terminate it at any time. The Company intends to continue using the consulting services of Mr. Indelicato and ADE after the Offering.

                          VALLEY NATIONAL GASES, INC.

10. SUBSEQUENT EVENTS:

A. INITIAL PUBLIC OFFERING AND REORGANIZATION


    In connection with the initial public offering (the Offering) by the Company, the following transactions occurred on April 9, 1997:


    a. Termination of the Company's S Corporation status. In connection with the termination of S Corporation status the Company intends to declare a distribution (the S Corporation Distribution) of all of its undistributed earnings estimated to be $10.1 million as of December 31, 1996. In addition, the Company will be required to record a deferred tax liability with a corresponding one-time tax provision of approximately $4.2 million in accordance with SFAS No. 109.


    b. The reorganization, whereby Valley National Gases, Inc., a West Virginia corporation has become an indirect wholly owned subsidiary of Valley Natural Gases Incorporated, a Pennsylvania corporation by exchange of stock. Valley National Gases Incorporated has authorized common stock of 30,000,000 shares, par value $.001 and authorized preferred stock of 5,000,000 shares, par value $.01.

    c. Issuance of 267,074 shares of Common Stock as part of compensation agreements with certain executive officers and directors. In connection with these compensation arrangements, the Company will incur an expense of approximately $1.9 million in the period in which the closing of the Offering occurs; and


    d. The cancellation of treasury stock of Valley National Gases, Inc.

    Accordingly, the Company's shareholders' equity accounts and the number of shares in the accompanying Financial Statements have been retroactively restated to give effect to the reorganization and increase in authorized capital stock.

B. WELDCO PURCHASE AGREEMENT


    On October 10, 1996, the Company purchased substantially all of the assets of Weldco Inc. (Weldco) pursuant to a Purchase and Sale Agreement (the Weldco Purchase Agreement) for approximately $11.1 million. Approximately $7.9 million of the purchase price was paid by promissory notes from the Company. Under the Weldco Purchase Agreement, Weldco shareholders have the right, in the event of an initial public offering of the Company's common stock, to convert a portion of the Company's promissory notes to shares of the Company's common stock at the initial public offering price. Under this provision, Weldco shareholders have the right to receive 350,000 shares of the common stock in exchange for the cancellation of indebtedness in the amount of $2,800,000. The Company and Weldco shareholders have agreed that rather than issuing 350,000 shares, the Company will prepay $1,720,000 under the Company's promissory notes and issue 135,000 shares of common stock to Weldco shareholders immediately prior to the closing of the Offering. The Company understands that certain Weldco shareholders intend to purchase up to 100,000 shares of common stock in the Offering. The Weldco Purchase Agreement further grants Weldco shareholders the right to cause the Company to purchase shares of common stock issued to Weldco shareholders pursuant to the conversion of indebtedness for a period of three years following the closing of the Offering at the initial public offering price plus interest from the date of issuance at the rate of 6.6% per annum. The Company expects that 235,000 shares will be subject to this right following the closing of the Offering. Accordingly, such shares will not be classified as shareholders' equity. The Company's payment obligation is secured by a letter of credit.


C. WEBER PURCHASE

    As of August 31, 1996, the Company consummated the acquisition of Weber Gas & Welding Supply Co., Inc. (Weber), a business engaged in the distribution of industrial, medical and specialty gases and related welding supplies and accessories. Sales for the past fiscal year of the acquired business approximated 9% of the Company's net sales.

                          VALLEY NATIONAL GASES, INC.

11. PRO FORMA INFORMATION (UNAUDITED):


    The pro forma adjustments for income taxes included in the accompanying income statements are based upon the statutory rates in effect for C Corporations during the period presented. Pro forma earnings per share were calculated by dividing pro forma net income by the weighted average shares outstanding for each period. The weighted average number of shares outstanding used to calculate the pro forma net income per share is based on the historical weighted average number of shares outstanding using an assumed offering price of $8 per share as adjusted to reflect (i) the assumed issuance of 1,068,208 shares at $8 per share to fund the excess of dividends (including the estimated S Corporation Distribution) over net income for the six months ended December 31, 1996 of $10.1 million (ii) the issuance of 170,718 shares of common stock to two executive officers immediately prior to the closing of the Offering in connection with the termination of certain deferred compensation agreements, and (iii) the issuance of 96,366 shares of common stock to a director immediately prior to the closing of the Offering, pursuant to a right under a consulting agreement to convert deferred consulting payments to common stock. The Company will incur an expense of approximately $1.9 million ($2.2 million gross compensation net of related accruals of $0.3 million or $1.1 million after assumed taxes) in the period in which the closing of the Offering occurs in connection with the compensation arrangements of $0.7 million ($0.4 million after assumed taxes) and consulting arrangement of $1.2 million ($0.7 million after assumed taxes).

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Valley National Gases, Inc.:

    We have audited the accompanying balance sheet of Weldco, Inc. (an S corporation) as of December 31, 1995, and the related statement of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weldco, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
  December 20, 1996

                                  WELDCO, INC.

                                       BALANCE SHEETS
                                                                                   DECEMBER 31,       SEPTEMBER 30,
                                     ASSETS                                            1995               1996
                                     ------                                        ------------       -------------
                                                                                                       (UNAUDITED)

CURRENT ASSETS:
    Cash and cash equivalents...................................................    $   115,642       $    92,684
    Marketable securities.......................................................        106,851           117,090
    Accounts receivable--trade, net of allowance for doubtful accounts of
     $100,823 and $103,093, respectively........................................      1,596,759         1,444,223
    Accounts receivable--shareholders...........................................         34,785            34,785
    Inventory...................................................................        487,596           659,391
    Prepaids and other..........................................................         14,781            10,676
                                                                                    -----------       -----------
        Total current assets....................................................      2,356,414         2,358,849
                                                                                    -----------       -----------
PROPERTY, PLANT AND EQUIPMENT:
    Leasehold improvements......................................................        321,458           321,458
    Equipment...................................................................      1,433,199         1,601,240
    Transportation equipment....................................................        223,379           275,084
    Furniture and fixtures......................................................        661,951           706,653
                                                                                    -----------       -----------
        Total property, plant and equipment.....................................      2,639,987         2,904,435
    Accumulated depreciation....................................................     (1,225,450)       (1,376,651)
                                                                                    -----------       -----------
        Net property, plant and equipment.......................................      1,414,537         1,527,784
                                                                                    -----------       -----------
OTHER ASSETS....................................................................        132,210           136,812
                                                                                    -----------       -----------
TOTAL ASSETS....................................................................    $ 3,903,161       $ 4,023,445
                                                                                    ===========       ===========

  The accompanying notes are an integral part of these financial statements.

                                 WELDCO, INC.

                                   BALANCE SHEETS
                                                                                   DECEMBER 31,     SEPTEMBER 30,
                      LIABILITIES AND SHAREHOLDER'S EQUITY                             1995             1996
                      ------------------------------------                         ------------     -------------
                                                                                                     (UNAUDITED)
CURRENT LIABILITIES:
    Current maturities of long-term debt........................................    $  184,291        $  316,260
    Accounts payable, trade.....................................................     1,515,559         1,304,874
    Accrued compensation and employee benefits..................................        36,171           103,016
    Other current liabilities...................................................        55,717            53,371
                                                                                    ----------        ----------
            Total current liabilities...........................................     1,791,738         1,779,521

LONG-TERM DEBT, less current maturities.........................................       265,940           373,923
                                                                                    ----------        ----------
            Total liabilities...................................................     2,057,678         2,153,444
                                                                                    ----------        ----------
COMMITMENTS
SHAREHOLDER'S EQUITY:
    Common stock, no par value
        Authorized, 35,000 shares
        Issued, 25,000 shares...................................................           500               500
    Paid-in-capital.............................................................        19,919            19,919
    Unrealized gain on marketable securities....................................       106,851           117,090
    Retained earnings...........................................................     1,718,213         1,732,492
                                                                                    ----------        ----------
            Total shareholder's equity..........................................     1,845,483         1,870,001
                                                                                    ----------        ----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                          $3,903,161        $4,023,445
                                                                                    ==========        ==========

  The accompanying notes are an integral part of these financial statements.

                                 WELDCO, INC.

                                STATEMENTS OF OPERATIONS
                                                                                   FOR THE YEAR     FOR THE NINE
                                                                                      ENDED         MONTHS ENDED
                                                                                   DECEMBER 31,     SEPTEMBER 30,
                                                                                       1995             1996
                                                                                   ------------     -------------
                                                                                                     (UNAUDITED)
NET SALES.......................................................................    $10,973,421       $8,457,952
COST OF PRODUCTS SOLD, excluding depreciation and amortization..................      7,064,773        5,355,557
                                                                                    -----------       ----------
        Gross profit............................................................      3,908,648        3,102,395
                                                                                    -----------       ----------
EXPENSES:
    Operating and administrative................................................      3,406,556        2,642,033
    Depreciation and amortization...............................................        203,610          151,200
                                                                                    -----------       ----------
        Total expenses..........................................................      3,610,166        2,793,233
                                                                                    -----------       ----------
        Income from operations..................................................        298,482          309,162
                                                                                    -----------       ----------
INTEREST EXPENSE................................................................         33,704           42,647
                                                                                    -----------       ----------
OTHER INCOME/(EXPENSE):
    Interest and dividend income................................................          6,886               --
    (Loss) on disposal of assets................................................         (6,806)          (1,485)
                                                                                    -----------       ----------
        Total other income......................................................             80           (1,485)
                                                                                    -----------       ----------
NET INCOME......................................................................    $   264,858       $  265,030
                                                                                    ===========       ==========

  The accompanying notes are an integral part of these financial statements.

                                 WELDCO, INC.

                                STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND
                               THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996
                                               COMMON                   UNREALIZED
                                                STOCK                    GAIN ON                      TOTAL
                                           ---------------  PAID-IN-    MARKETABLE    RETAINED     SHAREHOLDER'S
                                           SHARES   AMOUNT  CAPITAL     SECURITIES    EARNINGS        EQUITY
                                           ------   ------  --------    ----------   ----------    -------------
BALANCE, December 31, 1994..............   25,000    $500    $19,919     $     --    $1,601,405     $1,621,824

    Net income..........................       --     --          --           --       264,858        264,858

    Unrealized gain on marketable
      securities........................       --     --          --      106,851            --        106,851

    Dividends paid......................       --     --          --           --      (148,050)      (148,050)
                                           ------    ----    -------     --------    ----------     ----------

BALANCE, December 31, 1995..............   25,000    $500    $19,919     $106,851    $1,718,213     $1,845,483

    Net income..........................       --      --         --           --       265,030        265,030

    Unrealized gain on marketable
     securities.........................       --      --         --       10,239            --         10,239

    Dividends paid......................       --      --         --           --      (250,751)      (250,751)

BALANCE, September 30, 1996 (Unaudited).   25,000    $500    $19,919     $117,090    $1,732,492     $1,870,001
                                           ======    ====    =======     ========    ==========     ==========

  The accompanying notes are an integral part of these financial statements.

                                 WELDCO, INC.

                            STATEMENTS OF CASH FLOWS
                                                                                   FOR THE YEAR     FOR THE NINE
                                                                                      ENDED         MONTHS ENDED
                                                                                   DECEMBER 31,     SEPTEMBER 30,
                                                                                       1995             1996
                                                                                   ------------     -------------
                                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income..................................................................    $ 264,858         $ 265,030
    Adjustments to reconcile net income to net cash provided by operating activities--
        Depreciation and amortization...........................................      203,610           151,200
        Loss on disposal of assets..............................................        6,806             1,485
        Changes in operating assets and liabilities--
            Accounts receivable.................................................     (356,512)          152,536
            Inventory...........................................................       21,842          (171,795)
            Prepaids and other..................................................      (19,268)            4,105
            Accounts payable and accrued expenses...............................      778,595          (144,186)
            Other assets........................................................       25,995            (4,602)
                                                                                    ---------         ---------
                Net cash provided by operating activities.......................      925,926           253,773
                                                                                    ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from disposal of assets............................................        3,200             2,700
    Purchases of property and equipment.........................................     (658,648)         (262,265)
                                                                                    ---------         ---------
                Net cash used by investing activities...........................     (655,448)         (259,565)
                                                                                    ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from borrowings....................................................        5,499           340,062
    Principal payments on loans.................................................      (98,343)         (106,477)
    Dividends paid..............................................................     (148,050)         (250,751)
                                                                                    ---------         ---------
                Net cash used by financing activities...........................     (240,894)          (17,166)
                                                                                    ---------         ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS.........................................       29,584           (22,958)
CASH AND CASH EQUIVALENTS, at beginning of period...............................       86,058           115,642
                                                                                    ---------         ---------
CASH AND CASH EQUIVALENTS, at end of period.....................................    $ 115,642         $  92,684
                                                                                    =========         =========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid for interest......................................................    $  33,704         $  42,646
                                                                                    =========         =========
  The accompanying notes are an integral part of these financial statements.

                                 WELDCO, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION:

    Weldco, Inc. (the Company) is an S corporation involved in the sale and distribution of industrial gases, welding equipment and supplies.

    The financial statements of the Company for the nine month period ended September 30, 1996 presented herein are unaudited. Certain information and footnote disclosures normally prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the Company believes that all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation have been made, interim periods are not necessarily indicative of the financial results of operations for a full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH EQUIVALENTS

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

    Marketable securities consist of 4,090 shares of AllAmerica Financial Corporation common stock with a cost of $0 and a market value of $106,851 and $117,090 on December 31, 1995 and September 30, 1996, respectively.

    The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115. Under SFAS No. 115, the recorded cost of investments which are considered to be available for sale are adjusted to fair market value. The difference between cost and fair market value is classified as an unrealized gain in the shareholder's equity section of the balance sheet.

INVENTORY

    Inventory is carried at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method.

    The components of inventory are as follows:

                                           DECEMBER 31,   SEPTEMBER 30,
                                               1995           1996
                                           ------------   -------------
                                                           (UNAUDITED)
Gross Inventory.........................    $ 862,596      $1,034,907
LIFO Reserve............................     (375,000)       (575,516)
                                            ---------      ----------
Net Inventory...........................    $ 487,596      $  659,391
                                            =========      ==========

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the properties while leasehold improvements are amortized over the shorter of the useful life or the term of the lease as follows:

                                                     YEARS
                                                     -----
Leasehold improvements............................     15
Equipment.........................................    7-10
Transportation equipment..........................      5
Furniture and fixtures............................     10

                                 WELDCO, INC.

    The cost of maintenance and repairs is charged to operations as incurred. Major renewals and betterments are capitalized.

INCOME TAXES

    The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the shareholder's personal income tax return and are taxed based on the shareholder's personal tax strategy.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company adopted the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," during fiscal year 1995.

    The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate that value:

        CASH AND CASH EQUIVALENTS--The carrying amount approximates fair value because of the short maturity of those instruments.

        LONG-TERM DEBT--The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

    The estimated fair values of the Company's financial instruments as of December 31, 1995 are as follows:

                                                                    CARRYING
                                                                     AMOUNT     FAIR VALUE
                                                                    --------    ----------
Cash and cash equivalents........................................   $115,642     $115,642
Long-term debt...................................................    450,231      450,231

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

    The Company markets its products to a diverse customer base in unrelated industries and, as such, does not have any significant concentrations of credit risk. No one customer accounted for greater than 10% of revenues in 1995.

                                 WELDCO, INC.

4. LONG-TERM DEBT:

    Long-term debt consists of the following:

                                                                    DECEMBER 31,      SEPTEMBER 30,
                                                                        1995              1996
                                                                    ------------      -------------
                                                                                        (UNAUDITED)
    Fixed rate note payable to bank at 8.5% interest rate,
     payable in monthly installments through September 1999......     $192,761           $ 159,590
    Bank revolving credit line at prime rate (8.5% at
     December 31, 1995) plus 0.5% maturing on July 1, 1997.......       70,014             162,560
    Notes payable at 5% and 6% on life insurance cash
    surrender value of life insurance............................       51,760              51,760
    Equipment obligation payable at 16.0% interest rate, payable
     in monthly installments through February 1997...............       11,233               2,978
    Variable rate note payable to bank at prime rate (8.5% at
     December 31, 1995) plus 1.25%, payable in monthly
     installments through March 1997.............................       31,984              15,821
    Fixed rate note payable to bank at 7.125% interest rate,
     payable in monthly installments through August 1998.........       92,479              68,309
    Fixed rate note payable to a bank at 8.5% interest rate,
     payable in monthly installments through April 2001..........           --             229,165
                                                                      --------           ---------
                                                                      $450,231           $ 690,183
    Current maturities...........................................     (184,291)           (316,260)
                                                                      --------           ---------
    Total long-term debt.........................................     $265,940           $ 373,923
                                                                      ========           =========

    The schedule of maturities as amended for the new credit agreements for the next five years and thereafter as of December 31, 1995 is as follows:

FISCAL YEAR ENDING
   DECEMBER 31,
------------------
  1996........................   $184,291
  1997........................     91,959
  1998........................     79,009
  1999........................     43,212
  2000........................         --
  Thereafter..................     51,760
                                 --------
  Total.......................   $450,231
                                 ========

    These loans have certain covenants regarding current ratio, operating cash flow to debt service, tangible net worth, total liabilities to tangible net worth, and capital expenditures. At December 31, 1995, the Company was in violation of certain covenants. These violations were waived as of December 31, 1995 and the Company was in compliance with these covenants as of September
30, 1996. Carrying value approximates fair value.

                                 WELDCO, INC.

5. PENSION PLANS:

    The Company sponsors a defined contribution pension plan for employees. All employees are eligible to participate in the Company-sponsored plan after meeting the age and service requirements. Contributions to the plan are based on a percentage of employees' compensation. Pension expense for this plan was $26,890 for the year ended December 31, 1995 and $28,595 for the nine month period ended September 30, 1996.

6. LEASE OBLIGATIONS:

    The Company leases certain office equipment and delivery vehicles. All of the leases, which are with related and unrelated parties, are classified as operating leases. The lease terms expire at various dates through the year 2002. Lease expenses charged to operations was $96,064 for the year ended December 31, 1995 and $72,680 for the nine month period ended September
30, 1996.

    Minimum future rental payments under noncancelable operating leases for each of the next five years are as follows:

FISCAL YEAR ENDING
  DECEMBER 31,                     TOTAL
------------------               ----------
  1996........................   $  365,001
  1997........................      346,652
  1998........................      338,239
  1999........................      333,069
  2000........................      330,367
                                 ----------
  Totals......................   $1,713,328
                                 ==========

7. RELATED PARTY TRANSACTIONS:

    The Company leases office and warehouse facilities and rents equipment from related parties who are shareholders of the Company. These transactions and balances are summarized as follows for the year ended December 31, 1995:

Transactions--
    Lease of office and warehouse
      facilities.............................   $209,469
    Rental of equipment......................     55,916

8. SUBSEQUENT EVENT:

    In October 1996, substantially all of the Weldco's assets and liabilities were purchased by Valley National Gases, Inc. for an approximate purchase price of $11.1 million.

===============================================================================
-------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ----------------

                                     TABLE OF CONTENTS
                                                                                        PAGE
                                                                                        ----
Prospectus Summary..............................................................          3

Risk Factors....................................................................          6

S Corporation Distribution......................................................          9

Use of Proceeds.................................................................          9

Dividend Policy.................................................................         10

Capitalization..................................................................         10

Dilution........................................................................         11

Selected Pro Forma Financial Data...............................................         12

Selected Historical Financial Data..............................................         16

Management's Discussion and Analysis of Financial Condition and Results of
  Operations....................................................................         18

Business........................................................................         24

Management......................................................................         32

Principal and Selling Shareholders..............................................         36

The Right of First Refusal of Agreement.........................................         36

Certain Relationships and Related Transactions..................................         39

Shares Eligible for Future Sale.................................................         39

The Reorganization..............................................................         40

Description of Capital Stock....................................................         40

Underwriting....................................................................         43

Legal Matters...................................................................         44

Experts.........................................................................         44

Additional Information..........................................................         44

Index to Financial Statements...................................................        F-1

                               ----------------

UNTIL              , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT
PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
--------------------------------------------------------------------------------
================================================================================

================================================================================
--------------------------------------------------------------------------------


                               2,000,000 SHARES

                              [LOGO]     VALLEY(TM)
                          ----------------------------
                          NATIONAL GASSES INCORPORATED
                          ----------------------------

                                 COMMON STOCK

                              -------------------
                              P R O S P E C T U S
                              -------------------
                           A.G. EDWARDS & SONS, INC.
                            OPPENHEIMER & CO., INC.

                                            , 1997

--------------------------------------------------------------------------------
======================================================================

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fee........................    $ 10,350
NASD Filing Fee............................................................       3,916
Nasdaq Filing Fee..........................................................      42,550
Blue Sky Fees and Expenses (including attorneys' fees).....................       5,000
Printing and Engraving Expenses............................................     100,000
Legal Fees and Expenses....................................................     200,000
Accounting Fees and Expenses...............................................     225,000
Transfer Agent and Registrar Fees and Expenses.............................       5,000
Miscellaneous..............................................................       8,184
                                                                               --------
        Total..............................................................    $600,000
                                                                               ========

--------
All expenses listed above are estimates, except for the Commission,
NASD and Nasdaq fees.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

    As permitted by the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), the Articles of the Company provide that (i) the Company is required to indemnify its directors and officers to the maximum extent permitted by Pennsylvania law, (ii) the Company may indemnify employees or agents to the maximum extent permitted by Pennsylvania law, (iii) the Company is required to advance expenses in defending a proceeding against its officers and directors and may advance such expenses to its employees and agents, upon receipt of an undertaking by such person to repay such amount if it is determined that such person is not entitled to indemnification, (iv) the rights conferred in the PBCL and in the Company's Articles are not exclusive,
(v) the Company may enter into agreements with any director, officer, employee or agent to provide indemnification rights as it deems appropriate and (vi) the Company is authorized to maintain insurance on behalf of its officers and directors, employees and agents.

    The Company has also adopted in its Articles and Bylaws a provision limiting a director's personal liability for monetary damages unless (i) the director has breached or failed to perform his or her duties under applicable law and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

    Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Company's Articles, Bylaws and the PBCL, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    In the three years preceding the filing of this Registration Statement, the Company has not issued any securities in transactions that were not registered under the Securities Act. Immediately prior to the closing of the Offering, the Company will issue a total of 402,084 shares of Common Stock in the transactions described below. In each of such transactions, the Company intends to rely on the exemption afforded under Section 4(2) of the Securities Act.

    (1) The Company will issue 121,942 shares of Common Stock to Lawrence E. Bandi in connection with the cancellation of a deferred compensation agreement and in exchange for Mr. Bandi's right to receive accrued compensation in the amount of $199,631.

    (2) The Company will issue 48,776 shares of Common Stock to John R. Bushwack in connection with the cancellation of a deferred compensation agreement and in exchange for Mr. Bushwack's right to receive accrued compensation in the amount of $79,852.

    (3) The Company will issue 96,366 shares of Common Stock to William A. Indelicato in connection with the conversion to shares of Common Stock of consulting payments in the amount of $158,000 accrued under an existing Consulting Agreement.


    (4) The Company will issue 100,000 shares of Common Stock to R. Bruce Kraemer in connection with the conversion to shares of Common Stock of indebtedness in the amount of $800,000 originally payable by the Company to Weldco, Inc.

    (5) The Company will issue 35,000 shares of Common Stock to the estate of Linda Bott in connection with the conversion to shares of Common Stock of indebtedness in the amount of $280,000 originally payable by the Company to Weldco, Inc.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


  (a)   EXHIBIT INDEX
         1.1 <F*> Form of Underwriting Agreement among the Company, the Selling
                  Shareholders, A.G. Edwards & Sons, Inc. and Oppenheimer &
                  Co., Inc.

         3.1 <F*> Articles of Amendment.

         3.2 <F*> Bylaws.

         4.1 <F*> Form of Certificate for Common Stock.

         5.1 <F*> Opinion of Bryan Cave LLP.

        10.1 <F*> Credit Agreement dated October 4, 1996 between the Company and Bank One, Indianapolis, National Association, as amended
                  January 3, 1997.

        10.2 <F*> Master Lease Agreement dated as of November 1, 1996 between the Company and West Rentals, Inc.

        10.3 <F*> Amended and Restated Right of First Refusal Agreement dated March 12, 1997 among the Company, Valley National Gases Delaware, Inc., Valley National
                  Gases, Inc., West Rentals, Inc., Gary E. West, Phyllis J. West, The
                  Gary E. West Grantor Retained Annuity Trust #1, The Gary E. West Grantor
                  Retained Annuity Trust #2, The Gary E. West Grantor Retained Annuity Trust #3,
                  The Gary E. West Grantor Retained Annuity Trust #4, The Gary E. West Grantor
                  Retained Annuity Trust #5, The Gary E. West Grantor Retained Annuity Trust #6
                  and Praxair, Inc.

        10.4 <F*> Deferred Compensation Agreement dated April 3, 1995 by and between the Company and Lawrence E. Bandi.

        10.5 <F*> Deferred Compensation Agreement dated April 3, 1995 by and between the Company and John R. Bushwack.

        10.6 <F*> Agreement dated October 5, 1992 between the Company and
                  Lawrence E. Bandi providing for death, disability and retirement benefits.

        10.7 <F*> Agreement dated October 5, 1992 between the Company and John
                  R. Bushwack providing for death, disability and retirement benefits.

        10.8 <F*> Agreement dated March 16, 1994 between the Company and
                  William A. Indelicato providing for certain consulting payments, as amended January 23, 1995.

        10.9 <F*> Purchase and Sale Agreement made as of September 27, 1996 by and between Weldco, Inc., R.H. Kraemer, R. Bruce Kraemer,
                  William Bott, Linda Bott, Krabo Limited, Ltd., the Company and West Rentals, Inc.

        10.10<F*> Lease Agreement dated as of November 1, 1995 between the
                  Company and Acetylene Products, Inc.

                                     II-2

        10.11<F*> 1997 Stock Option Plan.

        10.12<F*> Real Estate Sale Agreement dated April 24, 1996 between the
                  Company and West Rentals, Inc.

        10.13<F*> Trailer Lease Agreement dated November 20, 1995 between the
                  Company and West Rentals, Inc.

        10.14<F*> Trailer Lease Agreement dated September 8, 1992 between the
                  Company and West Rentals, Inc.

        10.15<F*> Trailer Lease Agreement dated May 29, 1996 between the
                  Company and West Rentals, Inc.

        11.1      Computation of Earnings Per Share.

        21.1 <F*> Subsidiaries of Registrant.

        23.1      Consent of Arthur Andersen LLP.

        23.2 <F*> Consent of Bryan Cave LLP (appears in Exhibit 5.1).

        23.5 <F*> Power of Attorney.

        27.1 <F*> Financial Data Schedule for year ended June 30, 1996.

        27.2 <F*> Financial Data Schedule for the six months ended December 31, 1997.

--------

 <F*>Previously filed.



        (b) Index to Financial Statement Schedules

            II.1 Valuation and Qualifying Accounts--Valley National Gases, Inc.

            II.2 Valuation and Qualifying Accounts--Weldco, Inc.--period ended
                 12-31-95

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheeling, State of West Virginia, on April 9, 1997.


                                     VALLEY NATIONAL GASES INCORPORATED

                                By:       /s/ LAWRENCE E. BANDI
                                   ---------------------------------------------
                                   Name:  Lawrence E. Bandi
                                          --------------------------------------
                                   Title: President and Chief Executive Officer
                                          --------------------------------------


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURES                                            TITLE                                 DATE
                    ----------                                            -----                                 ----


                       <F*>                         Chairman of the Board of Directors                   April 9, 1997
  ---------------------------------------------
                   Gary E. West

              /s/ LAWRENCE E. BANDI                 President, Chief Executive Officer and Director      April 9, 1997
  ---------------------------------------------       (Principal Executive Officer)
                Lawrence E. Bandi

                       <F*>                         Executive Vice President, Chief Operating Officer,   April 9, 1997
  ---------------------------------------------       Secretary and Director
                 John R. Bushwack

                       <F*>                         Chief Financial Officer (Principal Financial and     April 9, 1997
  ---------------------------------------------       Accounting Officer)
                Robert D. Scherich

                       <F*>                         Director                                             April 9, 1997
  ---------------------------------------------
                  Ben Exley, IV

                       <F*>                         Director                                             April 9, 1997
  ---------------------------------------------
                  James P. Hart

                       <F*>                         Director                                             April 9, 1997
  ---------------------------------------------
              William A. Indelicato

                       <F*>                         Director                                             April 9, 1997
  ---------------------------------------------
                 R. Bruce Kraemer

                       <F*>                         Director                                             April 9, 1997
  ---------------------------------------------
                 August E. Maier

<F*>By:        /s/ LAWRENCE E. BANDI
        ---------------------------------------
                  Lawrence E. Bandi

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           ON SUPPLEMENTAL SCHEDULES

    We have audited in accordance with generally accepted auditing standards, the financial statements of Valley National Gases, Inc. and have issued our report thereon dated August 13, 1996. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the accompanying index is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                            ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
  August 13, 1996

                                                                    SCHEDULE II

                                         VALLEY NATIONAL GASES, INC.

                                     VALUATION AND QUALIFYING ACCOUNTS

                                                                  BALANCE AT    CHARGED TO                  BALANCE AT
                                                                  BEGINNING     COSTS AND                     END OF
 PERIOD ENDED                      DESCRIPTION                    OF PERIOD      EXPENSES     DEDUCTIONS      PERIOD
 ------------                      -----------                    ----------    ----------    ----------    ----------
June 30, 1994         Allowance for uncollectible accounts         $100,000      $198,437     $(178,437)     $120,000
June 30, 1995         Allowance for uncollectible accounts         $120,000      $333,228     $(313,228)     $140,000
June 30, 1996         Allowance for uncollectible accounts         $140,000      $210,246     $(210,246)     $140,000

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           ON SUPPLEMENTAL SCHEDULES

    We have audited in accordance with generally accepted auditing standards, the financial statements of Weldco, Inc. and have issued our report thereon dated December 20, 1996. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the accompanying index is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                            ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
  December 20, 1996

                                                                    SCHEDULE II

                                                   WELDCO, INC.

                                        VALUATION AND QUALIFYING ACCOUNTS

                                                                        BALANCE AT    CHARGED TO                  BALANCE AT
                                                                        BEGINNING     COSTS AND                     END OF
   PERIOD ENDED                       DESCRIPTION                       OF PERIOD      EXPENSES     DEDUCTIONS      PERIOD
   ------------                       -----------                       ----------    ----------    ----------    ----------
December 31, 1995           Allowance for uncollectible accounts         $68,000       $65,000       $(32,177)     $100,823